75

08002433

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 13 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04362 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/9/08

Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

RECEIVED
2008 MAY -5 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

May 1, 2008

AR/S
3-31-08

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470, or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

5309093_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Corporate Governance Report dated April 18, 2008

2. Report of Amendment to Semi-Annual Securities Report dated May 1, 2008

3. Amended Shelf Registration Statement dated May 1, 2008

4. Notification with respect to the appointment and retirement of the Company's representative directors dated May 1, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Partial revision in the Brief Statements of Consolidated Financial Results for the three months that ended June 30, 2007

2. Partial revision in the Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with Respect to the Year Ending March 2008

3. Partial revision in the Brief Statements of Consolidated Financial Results for the nine months that ended December 31, 2007

4. Partial revision in the "JT Announces its First-Quarter Consolidated Financial Results and Gallaher Integration Plan"

5. Partial revision in the "JT Reports Consolidated Financial Results for the First Fiscal Half that Ended September 30, 2007"

6. Partial revision in the "JT Reports Consolidated Financial Results for the Nine-Month Period that Ended December 31, 2007"

7. Partial revision in the Business Report for three months ended June 30, 2007

8. Partial revision in the Business Report for the semi-annual period of the fiscal year ending March 31, 2008

9. Partial revision in the Business Report for the nine months that ended December 31, 2007

10. Brief Statements of Annual Financial Results for the Year Ended March 2008 and Forecasts for the Year Ending March 2009

11. Notice Concerning Year-End Cash Dividend

12. Press Releases

	Date	Title
1)	04/10/2008 (04/10/2008)	JT to Close the Kanazawa Factory in Japan
2)	04/25/2008 (04/25/2008)	JT's UK Subsidiary Received Statement of Objections from OFT
3)	05/01/2008 (05/01/2008)	JT Reports Consolidated Financial Results for the Full Fiscal Year that Ended March 31, 2008
4)	05/01/2008 (05/01/2008)	JT Reports International Tobacco Business Results for January - March 2008
5)	05/01/2008 (05/01/2008)	JT Announces Realignment in Its Food Business

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Corporate Governance Report dated April 18, 2008

   Corporate Governance Report stating the Company's basic policy and structure of corporate governance was revised and filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

2. Report of Amendment to Semi-Annual Securities Report

   Semi-Annual Securities Report dated December 27, 2007 was partially amended and filed with the Director of Kanto Local Finance Bureau as of May 1, 2008

3. Amended Shelf Registration Statement dated May 1, 2008

   Amended Shelf Registration Statement in which Report of Amendment to Semi-Annual Securities Report dated May 1, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau

4. Notification with respect to the appointment and retirement of the Company's representative directors dated May 1, 2008

   This notification was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

EXHIBIT B

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX, Section B, items 1 to 12.

(1)

RECEIVED
2008 MAY -5 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 1, 2008

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Financial Results
for the three months that ended June 30, 2007

Please see the attached for partial revision in the Brief Statements of Consolidated Financial Results for the three months that ended June 30, 2007, which was released on August 9, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

【Summary】

1. RESULTS FOR THE THREE MONTHS THAT ENDED JUNE 30, 2007 (April 1, 2007 to June 30, 2007)

(Before revision)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest 1 million yen.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
Three months that ended June 30, 2007	1,219,784	(5.4)	93,337	(8.6)	92,482	(10.6)	64,630	(15.2)
June 30, 2006	1,289,585	12.0	102,071	19.3	103,500	22.7	76,248	60.4
Year that ended March 31, 2007	4,769,387	-	331,991	-	312,044	-	210,772	-

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Three months that ended June 30, 2007	6,746.38	-
June 30, 2006	7,959.02	-
Year that ended March 31, 2007	22,001.10	-

Note: The Statements of Income does not include business results in Gallaher, whose acquisition was completed on April 18, 2007, as the results of th international tobacco business from January to March 2007 are consolidated in this three months' results.

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	%	*yen*
Three months that ended June 30, 2007	4,213,542	2,156,652	49.6	218,248.56
June 30, 2006	3,190,190	1,876,065	57.0	189,743.72
Year that ended March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

(After revision)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest 1 million yen.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
Three months that ended June 30, 2007	1,219,784	(5.4)	93,337	(8.6)	90,950	(12.1)	63,099	(17.2)
June 30, 2006	1,289,585	12.0	102,071	19.3	103,500	22.7	76,248	60.4
Year that ended March 31, 2007	4,769,387	-	331,991	-	312,044	-	210,772	-

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Three months that ended June 30, 2007	6,586.49	-
June 30, 2006	7,959.02	-
Year that ended March 31, 2007	22,001.10	-

Note: The Statements of Income does not include business results in Gallaher, whose acquisition was completed on April 18, 2007, as the results of th international tobacco business from January to March 2007 are consolidated in this three months' results.

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	%	*yen*
Three months that ended June 30, 2007	4,213,664	2,156,196	49.6	218,200.95
June 30, 2006	3,190,190	1,876,065	57.0	189,743.72
Year that ended March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

【financial statements】

Page 1-2

CONSOLIDATED BALANCE SHEETS

(Before revision)

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(ASSETS)	**JPY**	**JPY**	**JPY**
CURRENT ASSETS:	**1,840,808**	**930,216**	**(910,591)**
Cash and deposits	555,653	167,089	(388,563)
Trade notes and accounts receivable	149,384	166,524	17,139
Marketable securities	578,066	35,933	(542,132)
Inventories	417,276	403,862	(13,414)
Other current assets	141,966	158,363	16,396
Allowance for doubtful accounts	(1,539)	(1,555)	(16)
FIXED ASSETS:	**1,523,855**	**3,283,325**	**1,759,470**
Property, plant and equipment:	**600,435**	**601,657**	**1,221**
Buildings and structures	229,019	227,042	(1,976)
Machinery, equipment and vehicles	152,900	151,486	(1,413)
Land	131,817	130,687	(1,130)
Other	86,698	92,440	5,742
Intangible Assets:	**542,880**	**530,007**	**(12,872)**
Goodwill	360,681	357,350	(3,331)
Trademarks	154,980	145,055	(9,925)
Other	27,218	27,601	383
Investments and other assets:	**380,538**	**2,151,660**	**1,771,121**
Investment securities and other assets	260,210	105,699	(154,511)
Investment in unconsolidated subsidiaries and associated companies	2,405	1,927,608	1,925,203
Other investment securities and other assets	119,520	119,867	347
Allowance for doubtful accounts	(1,230)	(1,192)	38
Allowance for loss on investments	(368)	(323)	44
TOTAL ASSETS	**3,364,663**	**4,213,542**	**848,879**

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(LIABILITIES)	JPY	JPY	JPY
CURRENT LIABILITIES:	**813,196**	**1,362,694**	**549,497**
Trade notes and accounts payable	129,764	130,561	796
Short-term bank loans	53,706	644,689	590,983
Current portion of long-term borrowings	10,549	10,481	(68)
National tobacco excise taxes payable	134,573	144,372	9,799
National tobacco special excise taxes payable	21,991	23,349	1,358
Local tobacco excise taxes payable	181,374	192,756	11,381
Other allowances	31,309	15,761	(15,548)
Other current liabilities	249,925	200,721	(49,203)
NON-CURRENT LIABILITIES:	**526,851**	**694,196**	**167,344**
Bonds	150,000	150,000	-
Long-term borrowings	5,012	177,836	172,823
Liabilities for retirement benefits	282,377	282,040	(336)
Liabilities for retirement benefits for directors and corporate auditors	1,017	602	(414)
Other non-current liabilities	88,443	83,716	(4,727)
TOTAL LIABILITIES	**1,340,047**	**2,056,890**	**716,842**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**1,963,713**	**43,554**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,201,892	43,554
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**127,124**	**87,030**
Net unrealized gains on investment securities	33,329	34,396	1,067
Net deferred gains on hedging instruments	14,580	688	(13,891)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(15,421)	138
Foreign currency translation adjustments	7,745	107,461	99,715
MINORITY INTERESTS	**64,362**	**65,813**	**1,451**
TOTAL NET ASSETS	**2,024,615**	**2,156,652**	**132,036**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**4,213,542**	**848,879**

(After revision)

(ASSETS)	as of March 31, 2007 JPY	as of June 30, 2007 JPY	Change JPY
			Millions of yen
CURRENT ASSETS:	**1,840,808**	**930,216**	**(910,591)**
Cash and deposits	555,653	167,089	(388,563)
Trade notes and accounts receivable	149,384	166,524	17,139
Marketable securities	578,066	35,933	(542,132)
Inventories	417,276	403,862	(13,414)
Other current assets	141,966	158,363	16,396
Allowance for doubtful accounts	(1,539)	(1,555)	(16)
FIXED ASSETS:	**1,523,855**	**3,283,447**	**1,759,592**
Property, plant and equipment:	**600,435**	**601,657**	**1,221**
Buildings and structures	229,019	227,042	(1,976)
Machinery, equipment and vehicles	152,900	151,486	(1,413)
Land	131,817	130,687	(1,130)
Other	86,698	92,440	5,742
Intangible Assets:	**542,880**	**530,007**	**(12,872)**
Goodwill	360,681	357,350	(3,331)
Trademarks	154,980	145,055	(9,925)
Other	27,218	27,601	383
Investments and other assets:	**380,538**	**2,151,782**	**1,771,244**
Investment securities and other assets	260,210	105,821	(154,389)
Investment in unconsolidated subsidiaries and associated companies	2,405	1,927,608	1,925,203
Other investment securities and other assets	119,520	119,867	347
Allowance for doubtful accounts	(1,230)	(1,192)	38
Allowance for loss on investments	(368)	(323)	44
TOTAL ASSETS	**3,364,663**	**4,213,664**	**849,001**

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(LIABILITIES)	JPY	JPY	JPY
CURRENT LIABILITIES:	**813,196**	**1,362,694**	**549,497**
Trade notes and accounts payable	129,764	130,561	796
Short-term bank loans	53,706	644,689	590,983
Current portion of long-term borrowings	10,549	10,481	(68)
National tobacco excise taxes payable	134,573	144,372	9,799
National tobacco special excise taxes payable	21,991	23,349	1,358
Local tobacco excise taxes payable	181,374	192,756	11,381
Other allowances	31,309	15,761	(15,548)
Other current liabilities	249,925	200,721	(49,203)
NON-CURRENT LIABILITIES:	**526,851**	**694,774**	**167,923**
Bonds	150,000	150,000	-
Long-term borrowings	5,012	177,836	172,823
Liabilities for retirement benefits	282,377	282,040	(336)
Liabilities for retirement benefits for directors and corporate auditors	1,017	602	(414)
Other non-current liabilities	88,443	84,294	(4,149)
TOTAL LIABILITIES	**1,340,047**	**2,057,468**	**717,420**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**1,962,182**	**42,022**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,200,360	42,022
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**128,200**	**88,105**
Net unrealized gains on investment securities	33,329	35,454	2,125
Net deferred gains on hedging instruments	14,580	688	(13,891)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(15,421)	138
Foreign currency translation adjustments	7,745	107,478	99,733
MINORITY INTERESTS	**64,362**	**65,813**	**1,451**
TOTAL NET ASSETS	**2,024,615**	**2,156,196**	**131,580**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**4,213,664**	**849,001**

CONSOLIDATED STATEMENTS OF INCOME
(Before revision)

	For the three months that ended June 30,2006	For the three months that ended June 30,2007	Change	For the year that ended March 31,2007
				Millions of yen
	JPY	JPY	JPY	JPY
NET SALES	1,289,585	1,219,784	(69,801)	4,769,387
COST OF SALES	1,049,259	981,004	(68,254)	3,844,768
GROSS PROFIT	**240,326**	**238,779**	**(1,546)**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	138,255	145,441	7,186	592,628
OPERATING INCOME	**102,071**	**93,337**	**(8,733)**	**331,991**
NON-OPERATING INCOME:	**5,243**	**8,231**	**2,988**	**16,033**
Interest income	1,653	3,763	2,110	10,384
Dividend income	1,062	2,860	1,797	1,718
Foreign exchange gain, net	1,434	-	(1,434)	-
Other	1,092	1,608	515	3,930
NON-OPERATING EXPENSES:	**3,814**	**9,086**	**5,272**	**35,980**
Interest expense	1,362	2,583	1,220	6,939
Foreign exchange loss, net	-	3,187	3,187	14,464
Periodic mutual assistance association cost	678	583	(95)	2,713
Other	1,773	2,733	959	11,862
ORDINARY INCOME	**103,500**	**92,482**	**(11,017)**	**312,044**
EXTRAORDINARY GAINS:	**26,440**	**10,366**	**(16,073)**	**50,854**
Gain on sales of property, plant and equipment	26,248	9,999	(16,248)	47,506
Other	191	367	175	3,348
EXTRAORDINARY LOSSES:	**3,592**	**1,661**	**(1,931)**	**25,703**
Loss on sale of property, plant and equipment	559	528	(30)	3,151
Loss on disposal of property, plant and equipment	1,942	694	(1,247)	10,402
Loss on impairment of property, plant and equipment	748	-	(748)	2,712
Introduction costs for vending machines with adult identification functions	-	292	292	5,746
Other	342	145	(197)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**126,347**	**101,187**	**(25,159)**	**337,195**
INCOME TAXES-CURRENT	**48,275**	**34,836**	**(13,439)**	**84,480**
INCOME TAXES-DEFERRED	**-**	**-**	**-**	**36,923**
MINORITY INTERESTS	**1,823**	**1,720**	**(103)**	**5,018**
NET INCOME	**76,248**	**64,630**	**(11,617)**	**210,772**

(After revision)

	For the three months that ended June 30,2006	For the three months that ended June 30,2007	Change	Millions of yen For the year that ended March 31,2007
	JPY	JPY	JPY	JPY
NET SALES	1,289,585	1,219,784	(69,801)	4,769,387
COST OF SALES	1,049,259	981,004	(68,254)	3,844,768
GROSS PROFIT	**240,326**	**238,779**	**(1,546)**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	138,255	145,441	7,186	592,628
OPERATING INCOME	**102,071**	**93,337**	**(8,733)**	**331,991**
NON-OPERATING INCOME:	**5,243**	**6,699**	**1,456**	**16,033**
Interest income	1,653	3,763	2,110	10,384
Dividend income	1,062	1,328	265	1,718
Foreign exchange gain, net	1,434	-	(1,434)	-
Other	1,092	1,608	515	3,930
NON-OPERATING EXPENSES:	**3,814**	**9,086**	**5,272**	**35,980**
Interest expense	1,362	2,583	1,220	6,939
Foreign exchange loss, net	-	3,187	3,187	14,464
Periodic mutual assistance association cost	678	583	(95)	2,713
Other	1,773	2,733	959	11,862
ORDINARY INCOME	**103,500**	**90,950**	**(12,549)**	**312,044**
EXTRAORDINARY GAINS:	**26,440**	**10,366**	**(16,073)**	**50,854**
Gain on sales of property, plant and equipment	26,248	9,999	(16,248)	47,506
Other	191	367	175	3,348
EXTRAORDINARY LOSSES:	**3,592**	**1,661**	**(1,931)**	**25,703**
Loss on sale of property, plant and equipment	559	528	(30)	3,151
Loss on disposal of property, plant and equipment	1,942	694	(1,247)	10,402
Loss on impairment of property, plant and equipment	748	-	(748)	2,712
Introduction costs for vending machines with adult identification functions	-	292	292	5,746
Other	342	145	(197)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**126,347**	**99,656**	**(26,691)**	**337,195**
INCOME TAXES-CURRENT	**48,275**	**34,836**	**(13,439)**	**84,480**
INCOME TAXES-DEFERRED	**-**	**-**	**-**	**36,923**
MINORITY INTERESTS	**1,823**	**1,720**	**(103)**	**5,018**
NET INCOME	**76,248**	**63,099**	**(13,148)**	**210,772**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Before revision)

	For the three months ended		Change	Millions of yen For the year ended
	June 30,2006	June 30,2007		March 31,2007
	JPY	JPY	JPY	JPY
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	126,347	101,187	(25,159)	337,195
Depreciation and amortization	31,176	32,874	1,697	130,105
Impairment loss	748	-	(748)	2,712
Net gain on sale and disposal of property, plant and equipment	(24,051)	(8,983)	15,067	(39,284)
Amortization of goodwill	889	388	(500)	2,537
Decrease in liabilities for retirement benefits	(8,067)	(912)	7,154	(21,163)
Interest income and dividend income	(2,715)	(6,623)	(3,907)	(12,103)
Interest expense	1,362	2,583	1,220	6,939
Increase in trade notes and accounts receivable	(38,761)	(17,077)	21,683	(9,476)
(Increase) decrease in inventories	(9,005)	12,931	21,936	(6,171)
Increase (decrease) in trade notes and accounts payable	37,890	512	(37,377)	(12,877)
Decrease in other payable	(14,608)	(29,973)	(15,365)	(22,087)
Increase in tobacco excise taxes payable	85,490	22,747	(62,742)	160,020
Other-net	(55,062)	(47,635)	7,426	(28,781)
Sub-total	**131,632**	**62,018**	**(69,614)**	**487,566**
Interest and dividend received	2,747	6,679	3,931	12,071
Interest paid	(1,763)	(2,902)	(1,138)	(6,493)
Income taxes paid	(27,432)	(54,228)	(26,795)	(57,185)
Net cash provided by operating activities	**105,184**	**11,566**	**(93,617)**	**435,958**

(After revision)

	For the three months ended		Change	Millions of yen For the year ended
	June 30,2006	June 30,2007		March 31,2007
	JPY	JPY	JPY	JPY
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	126,347	99,656	(26,691)	337,195
Depreciation and amortization	31,176	32,874	1,697	130,105
Impairment loss	748	-	(748)	2,712
Net gain on sale and disposal of property, plant and equipment	(24,051)	(8,983)	15,067	(39,284)
Amortization of goodwill	889	388	(500)	2,537
Decrease in liabilities for retirement benefits	(8,067)	(912)	7,154	(21,163)
Interest income and dividend income	(2,715)	(5,091)	(2,375)	(12,103)
Interest expense	1,362	2,583	1,220	6,939
Increase in trade notes and accounts receivable	(38,761)	(17,077)	21,683	(9,476)
(Increase) decrease in inventories	(9,005)	12,931	21,936	(6,171)
Increase (decrease) in trade notes and accounts payable	37,890	512	(37,377)	(12,877)
Decrease in other payable	(14,608)	(29,973)	(15,365)	(22,087)
Increase in tobacco excise taxes payable	85,490	22,747	(62,742)	160,020
Other-net	(55,062)	(47,635)	7,426	(28,781)
Sub-total	**131,632**	**63,550**	**(68,082)**	**487,566**
Interest and dividend received	2,747	5,147	2,399	12,071
Interest paid	(1,763)	(2,902)	(1,138)	(6,493)
Income taxes paid	(27,432)	(54,228)	(26,795)	(57,185)
Net cash provided by operating activities	**105,184**	**11,566**	**(93,617)**	**435,958**

【Supplement】
Page 6 - slide No.11

(Before revision)

Results for Q1 FY 3/2008

- **Summary of Performance**
  - Progress towards the achievement of the mid-term management plan "JT2008", despite sales and profit decline mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	92.4	-11.0 (-10.6%)
Net Income	76.2	64.6	-11.6 (-15.2%)

11

(After revision)

Results for Q1 FY 3/2008

- **Summary of Performance**
  - Progress towards the achievement of the mid-term management plan "JT2008", despite sales and profit decline mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	90.9	-12.5 (-12.1%)
Net Income	76.2	63.0	-13.1 (-17.2%)

11

Page 20 - slide No.39

(Before revision)

Results for Q1 FY 3/2008

Recurring profit



1Q FY 3/2007
103.5
Operating income
-8.7
Non-operating income/loss
-2.2
1Q FY 3/2008
92.4
85
90
95
100
105
(JPY bn)

Net income



1Q FY 3/2007
76.2
Recurring profit
-11.0
Extraordinary profit/loss, income tax, etc.
-0.6
1Q FY 3/2008
64.6
55
60
65
70
75
80
(JPY bn)

Positive factors:
-Increase of interest income (2.1bn)
-Increase of dividend income (1.7bn) etc.
Negative factors:
-Increase of interest payment (1.2bn)
-Decrease of profit on foreign exchange (1.4bn)
-Increase of loss on foreign exchange (3.1bn) etc.

Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.2bn)
-Decrease of impairment loss (0.7bn)
-Decrease of income tax and others (13.4bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (16.2bn)
-Increase of introduction costs for vending machines with adult identification functions (0.2bn) etc.

39

JT

(After revision)

Results for Q1 FY 3/2008

Recurring profit



1Q FY 3/2007
103.5
Operating income
-8.7
Non-operating income/loss
-3.8
1Q FY 3/2008
90.9
85
90
95
100
105
(JPY bn)

Net income



1Q FY 3/2007
76.2
Recurring profit
-12.5
Extraordinary profit/loss, income tax, etc.
-0.6
1Q FY 3/2008
63.0
55
60
65
70
75
80
(JPY bn)

Positive factors:
-Increase of interest income (2.1bn)
-Increase of dividend income (0.2bn) etc.
Negative factors:
-Increase of interest payment (1.2bn)
-Decrease of profit on foreign exchange (1.4bn)
-Increase of loss on foreign exchange (3.1bn) etc.

Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.2bn)
-Decrease of impairment loss (0.7bn)
-Decrease of income tax and others (13.4bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (16.2bn)
-Increase of introduction costs for vending machines with adult identification functions (0.2bn) etc.

39

JT

Page 21 - slide No.41

(Before revision)

Summary of Consolidated B/S as of Jun. 30, 2007

■ ASSETS



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,364.6
1,840.8
1,523.8
4,213.5
930.2
3,283.3
as of Mar. 31, 2007
as of Jun. 30, 2007
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

■ **Current Assets – down JPY 910.5 bn**

- Cash and cash equivalents*: down JPY 937.6 bn
  *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
- Operating receivables*: up JPY 17.1 bn
  *Operating receivables = Trade notes and accounts receivable

■ **Fixed Assets – up JPY 1,759.4 bn**

- Increased by capital expenditure: JPY 26.4 bn
- Decreased by depreciation and amortization*: JPY 33.2 bn
  *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
- Investment securities (change of expense item): down JPY 154.5 bn
- Investment in unconsolidated subsidiaries and associated companies (acquisition of Gallaher): up JPY 1,925.2 bn

41

JT

(After revision)

Summary of Consolidated B/S as of Jun. 30, 2007

■ ASSETS



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,364.6
1,840.8
1,523.8
4,213.6
930.2
3,283.4
as of Mar. 31, 2007
as of Jun. 30, 2007
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

■ **Current Assets – down JPY 910.5 bn**

- Cash and cash equivalents*: down JPY 937.6 bn
  *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
- Operating receivables*: up JPY 17.1 bn
  *Operating receivables = Trade notes and accounts receivable

■ **Fixed Assets – up JPY 1,759.5 bn**

- Increased by capital expenditure: JPY 26.4 bn
- Decreased by depreciation and amortization*: JPY 33.2 bn
  *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
- Investment securities (change of expense item): down JPY 154.3 bn
- Investment in unconsolidated subsidiaries and associated companies (acquisition of Gallaher): up JPY 1,925.2 bn

41

JT

Page 21 - slide No.42

(Before revision)

Summary of Consolidated B/S as of Jun. 30, 2007

▪ LIABILITIES



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,364.6
1,340.0
2,024.6
4,213.5
2,056.8
2,156.6
as of Mar. 31, 2007
as of Jun. 30,2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

▪ Total Liabilities – up JPY 716.8 bn

- Interest-bearing debt*: up JPY 763.7 bn
  * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 22.5 bn
  * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

▪ Total Net Assets – up JPY 132.0 bn

- Retained earnings: up JPY 43.5 bn
- Foreign currency translation adjustments: up JPY 99.7 bn

➢ **Ratio of equity capital: 58.3% → 49.6%**

42

JT

(After revision)

Summary of Consolidated B/S as of Jun. 30, 2007

▪ LIABILITIES



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,364.6
1,340.0
2,024.6
4,213.6
2,057.4
2,156.1
as of Mar. 31, 2007
as of Jun. 30,2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

▪ Total Liabilities – up JPY 717.4 bn

- Interest-bearing debt*: up JPY 763.7 bn
  * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 22.5 bn
  * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

▪ Total Net Assets – up JPY 131.5 bn

- Retained earnings: up JPY 42.0 bn
- Foreign currency translation adjustments: up JPY 99.7 bn

➢ **Ratio of equity capital: 58.3% → 49.6%**

42

JT

(2)

May 1, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with Respect to the Year Ending March 2008

Please see the attached for partial revision in the Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with Respect to the Year Ending March 2008, which was released on October 31, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 1

【Summary】

1. RESULTS FOR THE SIX MONTHS THAT ENDED SEPTEMBER 30, 2007 (From April 1, 2007 to September 30, 2007)

(Before revision)

1).FINANCIAL RESULTS

Those figures in "%" show increased/decreased ratio compared with the previous semi-annual period.

	Net Sales		Operating Income		Ordinary Income	
Six months that ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
September 30, 2007	2,914,042	22.6	219,170	23.2	202,565	14.3
September 30, 2006	2,377,625	1.3	177,844	7.6	177,275	11.9
Year that ended March 31,2007	4,769,387	-	331,991	-	312,044	-

	Net Income		Net Income per Share	Diluted Net Income per Share
Six months that ended	*Millions of yen*	%	yen	*yen*
September 30, 2007	133,894	9.2	13,976.32	-
September 30, 2006	122,653	21.4	12,802.95	-
Year that ended March 31,2007	210,772	-	22,001.10	-

Reference: Equity in earnings of associated companies: six months that ended September 30, 2007: 1,275 million yen/ six months that ended September 30, 2006: 11 million yen / year that ended March 31, 2007: 25 million yen

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Six months that ended	*Millions of yen*	*Millions of yen*	%	*yen*
September 30, 2007	5,381,812	2,246,008	40.5	227,431.94
September 30, 2006	3,262,706	1,913,803	56.7	193,186.80
Year that ended March 31,2007	3,364,663	2,024,615	58.3	204,617.68

Reference: Equity Capital: six months that ended September 30, 2007: 2,178,816 million yen/ six months that ended September 30, 2006: 1,850,745 million yen / year that ended March 31, 2007: 1,960,253 million yen

(After revision)

1).FINANCIAL RESULTS

Those figures in "%" show increased/decreased ratio compared with the previous semi-annual period.

	Net Sales		Operating Income		Ordinary Income	
Six months that ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
September 30, 2007	2,914,042	22.6	219,170	23.2	201,024	13.4
September 30, 2006	2,377,625	1.3	177,844	7.6	177,275	11.9
Year that ended March 31,2007	4,769,387	-	331,991	-	312,044	-

	Net Income		Net Income per Share	Diluted Net Income per Share
Six months that ended	*Millions of yen*	%	yen	*yen*
September 30, 2007	132,353	7.9	13,815.49	-
September 30, 2006	122,653	21.4	12,802.95	-
Year that ended March 31,2007	210,772	-	22,001.10	-

Reference: Equity in earnings of associated companies: six months that ended September 30, 2007: 1,275 million yen/ six months that ended September 30, 2006: 11 million yen / year that ended March 31, 2007: 25 million yen

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Six months that ended	*Millions of yen*	*Millions of yen*	%	*yen*
September 30, 2007	5,381,812	2,245,449	40.5	227,373.62
September 30, 2006	3,262,706	1,913,803	56.7	193,186.80
Year that ended March 31,2007	3,364,663	2,024,615	58.3	204,617.68

Reference: Equity Capital: six months that ended September 30, 2007: 2,178,257 million yen/ six months that ended September 30, 2006: 1,850,745 million yen / year that ended March 31, 2007: 1,960,253 million yen

CONSOLIDATED BALANCE SHEETS
(Before revision)

	as of March 31, 2007	as of September 30, 2007	Change
	Millions of yen	Millions of yen	Millions of yen
---------------------- (abbrev.) ----------------------			
LIABILITIES			
CURRENT LIABILITIES:	**813,196**	**1,769,560**	**956,363**
Trade notes and accounts payable	129,764	166,634	36,869
Short-term bank loans	53,706	588,724	535,017
Current portion of long-term borrowings	10,549	1,586	(8,963)
National tobacco excise taxes payable	134,573	321,620	187,046
National tobacco special excise taxes payable	21,991	23,204	1,213
Local tobacco excise taxes payable	181,374	192,333	10,958
Other allowances	31,309	28,720	(2,589)
Other current liabilities	249,925	446,736	196,811
NON-CURRENT LIABILITIES:	**526,851**	**1,366,243**	**839,392**
Bonds	150,000	715,074	565,074
Long-term borrowings	5,012	92,399	87,387
Liabilities for retirement benefits	282,377	299,319	16,942
Liabilities for retirement benefits for directors and corporate auditors	1,017	596	(421)
Other non-current liabilities	88,443	258,853	170,409
TOTAL LIABILITIES	**1,340,047**	**3,135,804**	**1,795,756**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,022,675**	**102,516**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,260,853	102,516
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**156,140**	**116,046**
Net unrealized gains on investment securities	33,329	28,546	(4,782)
Net deferred gains on hedging instruments	14,580	581	(13,999)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(16,102)	(542)
Foreign currency translation adjustments	7,745	143,115	135,370
MINORITY INTERESTS	**64,362**	**67,192**	**2,830**
TOTAL NET ASSETS	**2,024,615**	**2,246,008**	**221,392**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,381,812**	**2,017,149**

(After revision)

	as of March 31, 2007	as of September 30, 2007	Change
	Millions of yen	Millions of yen	Millions of yen
---------------------- (abbrev.) ----------------------			
LIABILITIES			
CURRENT LIABILITIES:	**813,196**	**1,769,560**	**956,363**
Trade notes and accounts payable	129,764	166,634	36,869
Short-term bank loans	53,706	588,724	535,017
Current portion of long-term borrowings	10,549	1,586	(8,963)
National tobacco excise taxes payable	134,573	321,620	187,046
National tobacco special excise taxes payable	21,991	23,204	1,213
Local tobacco excise taxes payable	181,374	192,333	10,958
Other allowances	31,309	28,720	(2,589)
Other current liabilities	249,925	446,736	196,811
NON-CURRENT LIABILITIES:	**526,851**	**1,366,802**	**839,951**
Bonds	150,000	715,074	565,074
Long-term borrowings	5,012	92,399	87,387
Liabilities for retirement benefits	282,377	299,319	16,942
Liabilities for retirement benefits for directors and corporate auditors	1,017	596	(421)
Other non-current liabilities	88,443	259,412	170,968
TOTAL LIABILITIES	**1,340,047**	**3,136,362**	**1,796,315**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,021,134**	**100,975**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,259,313	100,975
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**157,122**	**117,028**
Net unrealized gains on investment securities	33,329	29,568	(3,761)
Net deferred gains on hedging instruments	14,580	581	(13,999)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(16,102)	(542)
Foreign currency translation adjustments	7,745	143,075	135,330
MINORITY INTERESTS	**64,362**	**67,192**	**2,830**
TOTAL NET ASSETS	**2,024,615**	**2,245,449**	**220,834**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,381,812**	**2,017,149**

CONSOLIDATED STATEMENTS OF INCOME
(Before revision)

	For the six months that ended September 30, 2006	September 30, 2007	Change	For the year that ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
NET SALES	**2,377,625**	**2,914,042**	**536,417**	**4,769,387**
COST OF SALES	**1,918,387**	**2,368,170**	**449,783**	**3,844,768**
GROSS PROFIT	**459,237**	**545,871**	**86,634**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**281,393**	**326,701**	**45,308**	**592,628**
OPERATING INCOME	**177,844**	**219,170**	**41,325**	**331,991**
NON-OPERATING INCOME:	**10,913**	**14,402**	**3,488**	**16,033**
Interest income	3,866	6,867	3,001	10,384
Dividend income	1,219	3,101	1,881	1,718
Foreign exchange gain	3,391	-	(3,391)	-
Other	2,435	4,433	1,997	3,930
NON-OPERATING EXPENSES:	**11,482**	**31,007**	**19,524**	**35,980**
Interest expense	3,127	19,755	16,628	6,939
Foreign exchange loss	-	2,996	2,996	14,464
Financial support for domestic leaf tobacco growers	3,619	2,295	(1,323)	3,504
Periodic mutual assistance association cost	1,356	1,166	(190)	2,713
Other	3,379	4,792	1,413	8,357
ORDINARY INCOME	**177,275**	**202,565**	**25,289**	**312,044**
EXTRAORDINARY PROFIT:	**32,593**	**12,436**	**(20,157)**	**50,854**
Gain on sale of property, plant and equipment	30,407	11,671	(18,736)	47,506
Other	2,186	764	(1,421)	3,348
EXTRAORDINARY LOSS:	**8,414**	**8,827**	**413**	**25,703**
Loss on sale of property, plant and equipment	2,498	717	(1,780)	3,151
Loss on disposal of property, plant and equipment	2,321	2,966	644	10,402
Impairment loss	1,306	2,139	833	2,712
Introduction costs for vending machines with adult identification functions	1,573	2,576	1,003	5,746
Other	714	427	(287)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,454**	**206,173**	**4,719**	**337,195**
INCOME TAXES-CURRENT	76,336	68,577	(7,759)	84,480
INCOME TAXES-DEFERRED	-	-	-	36,923
MINORITY INTERESTS	2,464	3,702	1,237	5,018
NET INCOME	**122,653**	**133,894**	**11,240**	**210,772**

(After revision)

	For the six months that ended September 30, 2006	For the six months that ended September 30, 2007	Change	For the year that ended March 31, 2007
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
NET SALES	**2,377,625**	**2,914,042**	**536,417**	**4,769,387**
COST OF SALES	**1,918,387**	**2,368,170**	**449,783**	**3,844,768**
GROSS PROFIT	**459,237**	**545,871**	**86,634**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**281,393**	**326,701**	**45,308**	**592,628**
OPERATING INCOME	**177,844**	**219,170**	**41,325**	**331,991**
NON-OPERATING INCOME:	**10,913**	**12,861**	**1,948**	**16,033**
Interest income	3,866	6,867	3,001	10,384
Dividend income	1,219	1,560	340	1,718
Foreign exchange gain	3,391	-	(3,391)	-
Other	2,435	4,433	1,997	3,930
NON-OPERATING EXPENSES:	**11,482**	**31,007**	**19,524**	**35,980**
Interest expense	3,127	19,755	16,628	6,939
Foreign exchange loss	-	2,996	2,996	14,464
Financial support for domestic leaf tobacco growers	3,619	2,295	(1,323)	3,504
Periodic mutual assistance association cost	1,356	1,166	(190)	2,713
Other	3,379	4,792	1,413	8,357
ORDINARY INCOME	**177,275**	**201,024**	**23,749**	**312,044**
EXTRAORDINARY PROFIT:	**32,593**	**12,436**	**(20,157)**	**50,854**
Gain on sale of property, plant and equipment	30,407	11,671	(18,736)	47,506
Other	2,186	764	(1,421)	3,348
EXTRAORDINARY LOSS:	**8,414**	**8,827**	**413**	**25,703**
Loss on sale of property, plant and equipment	2,498	717	(1,780)	3,151
Loss on disposal of property, plant and equipment	2,321	2,966	644	10,402
Impairment loss	1,306	2,139	833	2,712
Introduction costs for vending machines with adult identification functions	1,573	2,576	1,003	5,746
Other	714	427	(287)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,454**	**204,633**	**3,178**	**337,195**
INCOME TAXES-CURRENT	76,336	68,577	(7,759)	84,480
INCOME TAXES-DEFERRED	-	-	-	36,923
MINORITY INTERESTS	2,464	3,702	1,237	5,018
NET INCOME	**122,653**	**132,353**	**9,700**	**210,772**

Page 6-8

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Before revision)

(For the six months that ended September 30, 2007) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2007	100,000	736,400	1,158,337	(74,578)	**1,920,159**
Changes of items during the accounting period					
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)			(10,301)		**(10,301)**
Cash dividend paid			(21,076)		**(21,076)**
Net income			133,894		**133,894**
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	-	-	102,516	-	**102,516**
Balance as of September 30, 2007	100,000	736,400	1,260,853	(74,578)	**2,022,675**

Millions of yen

	Valuation and translation adjustments					**Minority interests**	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Pension liability adjustment of foreign consolidated subsidiaries (Note 1)	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2007	33,329	14,580	(15,560)	7,745	**40,094**	**64,362**	**2,024,615**
Changes of items during the accounting period							
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)							**(10,301)**
Cash dividend paid							**(21,076)**
Net income							**133,894**
Net changes of items other than shareholders' equity	(4,782)	(13,999)	(542)	135,370	**116,046**	**2,830**	**118,876**
Total changes of items during the accounting period	(4,782)	(13,999)	(542)	135,370	**116,046**	**2,830**	**221,392**
Balance as of September 30, 2007	28,546	581	(16,102)	143,115	**156,140**	**67,192**	**2,246,008**

(After revision)

(For the six months that ended September 30, 2007) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2007	100,000	736,400	1,158,337	(74,578)	1,920,159
Changes of items during the accounting period					
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)			(10,301)		(10,301)
Cash dividend paid			(21,076)		(21,076)
Net income			132,353		132,353
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	-	-	100,975	-	100,975
Balance as of September 30, 2007	100,000	736,400	1,259,313	(74,578)	2,021,134

Millions of yen

	Valuation and translation adjustments					**Minority interests**	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Pension liability adjustment of foreign consolidated subsidiaries (Note 1)	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2007	33,329	14,580	(15,560)	7,745	40,094	64,362	2,024,615
Changes of items during the accounting period							
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)							(10,301)
Cash dividend paid							(21,076)
Net income							132,353
Net changes of items other than shareholders' equity	(3,761)	(13,999)	(542)	135,330	117,028	2,830	119,858
Total changes of items during the accounting period	(3,761)	(13,999)	(542)	135,330	117,028	2,830	220,834
Balance as of September 30, 2007	29,568	581	(16,102)	143,075	157,122	67,192	2,245,449

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Before revision)

	For the six months that ended		Change	For the year that ended
	September 30, 2006	September 30, 2007		March 31, 2007
OPERATING ACTIVITIES:	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Income before income taxes and minority interests	201,454	206,173	4,719	337,195
Depreciation and amortization	62,953	74,838	11,885	130,105
Impairment loss	1,306	2,139	833	2,712
Net gain on sale of property, plant and equipment	(26,302)	(9,979)	16,322	(39,284)
Amortization of goodwill	1,516	807	(709)	2,537
Decrease in liabilities for retirement benefits	(9,877)	(5,755)	4,121	(21,163)
Interest income and dividend income	(5,086)	(9,969)	(4,883)	(12,103)
Interest expense	3,127	19,755	16,628	6,939
Increase in trade notes and accounts receivable	(21,972)	(25,438)	(3,465)	(9,476)
(Increase) decrease in inventories	(2,411)	34,127	36,539	(6,171)
Increase (decrease) in trade notes and accounts payable	(11,877)	3,890	15,767	(12,877)
Decrease in other payable	(35,574)	(42,576)	(7,001)	(22,087)
Increase in tobacco excise taxes payable	174,782	17,060	(157,721)	160,020
Other, net	(36,891)	(10,701)	26,190	(28,781)
Sub-total	**295,146**	**254,374**	**(40,771)**	**487,566**
Interest and dividend received	5,010	11,763	6,752	12,071
Interest paid	(2,727)	(25,321)	(22,593)	(6,493)
Income taxes paid	(32,367)	(64,986)	(32,618)	(57,185)
Net cash provided by operating activities	**265,062**	**175,830**	**(89,231)**	**435,958**

(After revision)

	For the six months that ended		Change	For the year that ended
	September 30, 2006	September 30, 2007		March 31, 2007
OPERATING ACTIVITIES:	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Income before income taxes and minority interests	201,454	204,633	3,178	337,195
Depreciation and amortization	62,953	74,838	11,885	130,105
Impairment loss	1,306	2,139	833	2,712
Net gain on sale of property, plant and equipment	(26,302)	(9,979)	16,322	(39,284)
Amortization of goodwill	1,516	807	(709)	2,537
Decrease in liabilities for retirement benefits	(9,877)	(5,755)	4,121	(21,163)
Interest income and dividend income	(5,086)	(8,428)	(3,342)	(12,103)
Interest expense	3,127	19,755	16,628	6,939
Increase in trade notes and accounts receivable	(21,972)	(25,438)	(3,465)	(9,476)
(Increase) decrease in inventories	(2,411)	34,127	36,539	(6,171)
Increase (decrease) in trade notes and accounts payable	(11,877)	3,890	15,767	(12,877)
Decrease in other payable	(35,574)	(42,576)	(7,001)	(22,087)
Increase in tobacco excise taxes payable	174,782	17,060	(157,721)	160,020
Other, net	(36,891)	(10,701)	26,190	(28,781)
Sub-total	**295,146**	**254,374**	**(40,771)**	**487,566**
Interest and dividend received	5,010	11,763	6,752	12,071
Interest paid	(2,727)	(25,321)	(22,593)	(6,493)
Income taxes paid	(32,367)	(64,986)	(32,618)	(57,185)
Net cash provided by operating activities	**265,062**	**175,830**	**(89,231)**	**435,958**

Page 15
PER SHARE INFORMATION
(Before revision)

For the six months that ended September 30, 2006	For the six months that ended September 30, 2007	For the year that ended March 31, 2007
Net assets per share 193,186.80 yen Net income per share 12,802.95 yen	Net assets per share 227,431.94 yen Net income per share 13,976.32 yen	Net assets per share 204,617.68 yen Net income per share 22,001.10 yen
There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.	There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.	There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.
Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.		Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.
(For the six months that ended September 30, 2005)		(For the year that ended March 31, 2006)
Net assets per share 169,672.90 yen Net income per share 10,542.74 yen		Net assets per share 183,956.07 yen Net income per share 21,016.96 yen
(For the year that ended March 31, 2006)		There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.
Net assets per share 183,956.07 yen Net income per share 21,016.96 yen		
There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.		

(After revision)

For the six months that ended September 30, 2006	For the six months that ended September 30, 2007	For the year that ended March 31, 2007
Net assets per share 193,186.80 yen Net income per share 12,802.95 yen	Net assets per share <u>227,373.62</u> <u>yen</u> Net income per share <u>13,815.49</u> <u>yen</u>	Net assets per share 204,617.68 yen Net income per share 22,001.10 yen
There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.	There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.	There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.
Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.		Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.
(For the six months that ended September 30, 2005)		(For the year that ended March 31, 2006)
Net assets per share 169,672.90 yen Net income per share 10,542.74 yen		Net assets per share 183,956.07 yen Net income per share 21,016.96 yen
		There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.
(For the year that ended March 31, 2006)		
Net assets per share 183,956.07 yen Net income per share 21,016.96 yen		
There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.		

【Supplement】
Page 2 - slide No.4

(Before revision)

Results for 1H FY 3/2008

- **Summary of Performance**

Sales and profits recorded historical highs due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	2,377.6	2,914.0	536.4 (+22.6%)
Sales excl.Taxes	1,022.3	1,198.6	176.3 (+17.2%)
EBITDA	242.3	294.8	52.5 (+21.7%)
Operating Income	177.8	219.1	41.3 (+23.2%)
Recurring Profit	177.2	202.5	25.2 (+14.3%)
Net Income	122.6	133.8	11.2 (+9.2%)

JT

(After revision)

Results for 1H FY 3/2008

- **Summary of Performance**

Sales and profits recorded historical highs due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	2,377.6	2,914.0	536.4 (+22.6%)
Sales excl.Taxes	1,022.3	1,198.6	176.3 (+17.2%)
EBITDA	242.3	294.8	52.5 (+21.7%)
Operating Income	177.8	219.1	41.3 (+23.2%)
Recurring Profit	177.2	201.0	23.7 (+13.4%)
Net Income	122.6	132.3	9.7 (+7.9%)

JT

Page 13 - slide No.25

(Before revision)



Results for 1H FY 3/2008
Recurring profit
1H FY 3/2007
177.2
Operating income
+41.3
Non-operating income/loss
-16.0
1H FY 3/2008
202.5
50
100
150
200
250
(JPY bn)
Positive factors:
-Increase of interest income (3.0bn)
-Increase of dividend income (1.8bn) etc.
Negative factors:
-Increase of interest payment (16.6bn)
-Decrease of profit on foreign exchange (3.3bn)
-Increase of loss on foreign exchange (2.9bn) etc.
Net income
1H FY 3/2007
122.6
Recurring profit
+25.2
Extraordinary profit/loss, income tax, etc.
-14.0
1H FY 3/2008
133.8
0
20
40
60
80
100
120
140
160
(JPY bn)
Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.7bn)
-Decrease of income tax and others (7.7bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (18.7bn)
-Increase of loss on retirement of property, plant and equipment (0.6bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (1.0bn) etc.
25
JT

(After revision)



Results for 1H FY 3/2008
Recurring profit
1H FY 3/2007
177.2
Operating income
+41.3
Non-operating income/loss
-17.5
1H FY 3/2008
201.0
0
50
100
150
200
250
(JPY bn)
Positive factors:
-Increase of interest income (3.0bn)
-Increase of dividend income (0.3bn) etc.
Negative factors:
-Increase of interest payment (16.6bn)
-Decrease of profit on foreign exchange (3.3bn)
-Increase of loss on foreign exchange (2.9bn) etc.
Net income
1H FY 3/2007
122.6
Recurring profit
+23.7
Extraordinary profit/loss, income tax, etc.
-14.0
1H FY 3/2008
132.3
0
50
100
150
(JPY bn)
Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.7bn)
-Decrease of income tax and others (7.7bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (18.7bn)
-Increase of loss on retirement of property, plant and equipment (0.6bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (1.0bn) etc.
25
JT

Page 14 - slide No.28

(Before revision)

Summary of Consolidated B/S as of Sep. 30, 2007

■ LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,364.6
1,340.0
2,024.6
5,381.8
3,135.8
2,246.0
as of Mar. 31,2007
as of Sep. 30, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

■ Total Liabilities – up JPY 1,795.7 bn

- Interest-bearing debt*: up JPY 1,178.5 bn
  - * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 199.2 bn
  - * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

■ Total Net Assets – up JPY 221.3 bn

- Retained earnings: up JPY 102.5 bn
- Foreign currency translation adjustments: up JPY 135.3 bn

> **Ratio of equity capital: 58.3% → 40.5%**

28

JT

(After revision)

Summary of Consolidated B/S as of Sep. 30, 2007

■ LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,364.6
1,340.0
2,024.6
5,381.8
3,136.3
2,245.4
as of Mar. 31,2007
as of Sep. 30, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

■ Total Liabilities – up JPY 1,796.3 bn

- Interest-bearing debt*: up JPY 1,178.5 bn
  - * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 199.2 bn
  - * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

■ Total Net Assets – up JPY 220.8 bn

- Retained earnings: up JPY 100.9 bn
- Foreign currency translation adjustments: up JPY 135.3 bn

> **Ratio of equity capital: 58.3% → 40.5%**

28

JT

(3)

May 1, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Financial Results
for the nine months that ended December 31, 2007

Please see the attached for partial revision in the Brief Statements of Consolidated Financial Results for the nine months that ended December 31, 2007, which was released on February 7, 2008.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 1

【Summary】

1. RESULTS FOR THE NINE MONTHS THAT ENDED DECEMBER 31, 2007 (April 1, 2007 to December 31, 2007)

(Before revision)

1). FINANCIAL RESULTS *Those figures in "%" show increased/decreased ratio compared with the previous nine-month period that ended December 31, 2006.*

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
Nine months that ended								
December 31, 2007	4,704,275	29.3	366,769	34.1	328,631	19.1	221,851	14.7
December 31, 2006	3,637,470	2.5	273,459	8.6	276,026	13.3	193,485	18.0
Year that ended March 31, 2007	4,769,387	-	331,991	-	312,044	-	210,772	-

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Nine months that ended		
December 31, 2007	23,157.54	-
December 31, 2006	20,196.69	-
Year that ended March 31, 2007	22,001.10	-

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	*%*	*yen*
Nine months that ended				
December 31, 2007	5,050,134	2,161,636	41.4	218,275.53
December 31, 2006	3,405,521	1,994,823	56.7	201,565.80
Year that ended March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

(After revision)

1). FINANCIAL RESULTS *Those figures in "%" show increased/decreased ratio compared with the previous nine-month period that ended December 31, 2006.*

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
Nine months that ended								
December 31, 2007	4,704,275	29.3	366,769	34.1	327,100	18.5	220,319	13.9
December 31, 2006	3,637,470	2.5	273,459	8.6	276,026	13.3	193,485	18.0
Year that ended March 31, 2007	4,769,387	-	331,991	-	312,044	-	210,772	-

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Nine months that ended		
December 31, 2007	22,997.70	-
December 31, 2006	20,196.69	-
Year that ended March 31, 2007	22,001.10	-

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	*%*	*yen*
Nine months that ended				
December 31, 2007	5,050,134	2,161,113	41.4	218,220.91
December 31, 2006	3,405,521	1,994,823	56.7	201,565.80
Year that ended March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

CONSOLIDATED BALANCE SHEETS
(Before revision)

Millions of yen

	as of March 31, 2007	as of December 31, 2007	Change
---------- (abbrev.) ----------			
(LIABILITIES)			
CURRENT LIABILITIES:	**813,196**	**1,588,082**	**774,886**
Trade notes and accounts payable	129,764	158,335	28,570
Short-term bank loans	53,706	422,443	368,737
Current portion of long-term borrowings	10,549	534	(10,015)
National tobacco excise taxes payable	134,573	288,537	153,964
National tobacco special excise taxes payable	21,991	23,578	1,586
Local tobacco excise taxes payable	181,374	193,932	12,557
Other allowances	31,309	22,787	(8,522)
Other current liabilities	249,925	477,933	228,008
NON-CURRENT LIABILITIES:	**526,851**	**1,300,415**	**773,563**
Bonds	150,000	703,622	553,622
Long-term borrowings	5,012	91,144	86,132
Liabilities for retirement benefits	282,377	297,657	15,280
Liabilities for retirement benefits for directors and corporate auditors	1,017	642	(375)
Other non-current liabilities	88,443	207,347	118,904
TOTAL LIABILITIES	**1,340,047**	**2,888,498**	**1,548,450**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,089,619**	**169,460**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,327,797	169,460
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**1,477**	**(38,617)**
Net unrealized gains on investment securities	33,329	28,048	(5,280)
Net deferred gains on hedging instruments	14,580	493	(14,086)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(15,079)	480
Foreign currency translation adjustments	7,745	(11,985)	(19,730)
MINORITY INTERESTS	**64,362**	**70,539**	**6,177**
TOTAL NET ASSETS	**2,024,615**	**2,161,636**	**137,020**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,050,134**	**1,685,471**

(After revision)

	as of March 31, 2007	as of December 31, 2007	Change
			Millions of yen
---------------------- (abbrev.) ----------------------			
(LIABILITIES)			
CURRENT LIABILITIES:	**813,196**	**1,588,082**	**774,886**
Trade notes and accounts payable	129,764	158,335	28,570
Short-term bank loans	53,706	422,443	368,737
Current portion of long-term borrowings	10,549	534	(10,015)
National tobacco excise taxes payable	134,573	288,537	153,964
National tobacco special excise taxes payable	21,991	23,578	1,586
Local tobacco excise taxes payable	181,374	193,932	12,557
Other allowances	31,309	22,787	(8,522)
Other current liabilities	249,925	477,933	228,008
NON-CURRENT LIABILITIES:	**526,851**	**1,300,938**	**774,087**
Bonds	150,000	703,622	553,622
Long-term borrowings	5,012	91,144	86,132
Liabilities for retirement benefits	282,377	297,657	15,280
Liabilities for retirement benefits for directors and corporate auditors	1,017	642	(375)
Other non-current liabilities	88,443	207,871	119,427
TOTAL LIABILITIES	**1,340,047**	**2,889,021**	**1,548,973**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,088,088**	**167,929**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,326,266	167,929
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**2,485**	**(37,609)**
Net unrealized gains on investment securities	33,329	29,005	(4,323)
Net deferred gains on hedging instruments	14,580	493	(14,086)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(15,079)	480
Foreign currency translation adjustments	7,745	(11,934)	(19,679)
MINORITY INTERESTS	**64,362**	**70,539**	**6,177**
TOTAL NET ASSETS	**2,024,615**	**2,161,113**	**136,497**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,050,134**	**1,685,471**

CONSOLIDATED STATEMENTS OF INCOME
(Before revision)

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change	*Millions of yen* For the year that ended March 31,2007
NET SALES	**3,637,470**	**4,704,275**	**1,066,805**	**4,769,387**
COST OF SALES	**2,930,596**	**3,821,389**	**890,792**	**3,844,768**
GROSS PROFIT	**706,873**	**882,886**	**176,013**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**433,413**	**516,116**	**82,703**	**592,628**
OPERATING INCOME	**273,459**	**366,769**	**93,310**	**331,991**
NON-OPERATING INCOME:	**17,425**	**20,571**	**3,146**	**16,033**
Interest income	6,808	10,314	3,506	10,384
Dividend income	1,497	3,409	1,911	1,718
Foreign exchange gain	5,730	-	(5,730)	-
Other	3,388	6,847	3,458	3,930
NON-OPERATING EXPENSES:	**14,858**	**58,709**	**43,851**	**35,980**
Interest expense	4,793	29,976	25,183	6,939
Foreign exchange loss	-	16,306	16,306	14,464
Financial support for domestic leaf tobacco growers	3,530	2,008	(1,521)	3,504
Periodic mutual assistance association cost	2,034	1,749	(285)	2,713
Other	4,499	8,667	4,168	8,357
ORDINARY INCOME	**276,026**	**328,631**	**52,604**	**312,044**
EXTRAORDINARY GAINS:	**41,048**	**39,346**	**(1,702)**	**50,854**
Gain on sales of property, plant and equipment	38,827	38,497	(330)	47,506
Other	2,221	849	(1,371)	3,348
EXTRAORDINARY LOSSES:	**13,241**	**23,841**	**10,599**	**25,703**
Loss on sale of property, plant and equipment	2,923	2,345	(578)	3,151
Loss on disposal of property, plant and equipment	4,310	4,271	(38)	10,402
Impairment loss	1,306	2,204	897	2,712
Write-down of investment securities	-	6,935	6,935	-
Introduction costs for vending machines with adult identification functions	1,693	6,734	5,041	5,746
Other	3,008	1,349	(1,658)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**303,833**	**344,136**	**40,302**	**337,195**
INCOME TAXES-CURRENT	**106,533**	**116,832**	**10,298**	**84,480**
INCOME TAXES-DEFERRED	**-**	**-**	**-**	**36,923**
MINORITY INTERESTS	**3,813**	**5,452**	**1,638**	**5,018**
NET INCOME	**193,485**	**221,851**	**28,365**	**210,772**

(After revision)

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change	Millions of yen For the year that ended March 31,2007
NET SALES	**3,637,470**	**4,704,275**	**1,066,805**	**4,769,387**
COST OF SALES	**2,930,596**	**3,821,389**	**890,792**	**3,844,768**
GROSS PROFIT	**706,873**	**882,886**	**176,013**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**433,413**	**516,116**	**82,703**	**592,628**
OPERATING INCOME	**273,459**	**366,769**	**93,310**	**331,991**
NON-OPERATING INCOME:	**17,425**	**19,040**	**1,615**	**16,033**
Interest income	6,808	10,314	3,506	10,384
Dividend income	1,497	1,878	380	1,718
Foreign exchange gain	5,730	-	(5,730)	-
Other	3,388	6,847	3,458	3,930
NON-OPERATING EXPENSES:	**14,858**	**58,709**	**43,851**	**35,980**
Interest expense	4,793	29,976	25,183	6,939
Foreign exchange loss	-	16,306	16,306	14,464
Financial support for domestic leaf tobacco growers	3,530	2,008	(1,521)	3,504
Periodic mutual assistance association cost	2,034	1,749	(285)	2,713
Other	4,499	8,667	4,168	8,357
ORDINARY INCOME	**276,026**	**327,100**	**51,073**	**312,044**
EXTRAORDINARY GAINS:	**41,048**	**39,346**	**(1,702)**	**50,854**
Gain on sales of property, plant and equipment	38,827	38,497	(330)	47,506
Other	2,221	849	(1,371)	3,348
EXTRAORDINARY LOSSES:	**13,241**	**23,841**	**10,599**	**25,703**
Loss on sale of property, plant and equipment	2,923	2,345	(578)	3,151
Loss on disposal of property, plant and equipment	4,310	4,271	(38)	10,402
Impairment loss	1,306	2,204	897	2,712
Write-down of investment securities	-	6,935	6,935	-
Introduction costs for vending machines with adult identification functions	1,693	6,734	5,041	5,746
Other	3,008	1,349	(1,658)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**303,833**	**342,605**	**38,771**	**337,195**
INCOME TAXES-CURRENT	**106,533**	**116,832**	**10,298**	**84,480**
INCOME TAXES-DEFERRED	-	-	-	**36,923**
MINORITY INTERESTS	**3,813**	**5,452**	**1,638**	**5,018**
NET INCOME	**193,485**	**220,319**	**26,833**	**210,772**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Before revision)

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change	Millions of yen For the year that ended March 31,2007
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	303,833	344,136	40,302	337,195
Depreciation and amortization	95,595	118,165	22,569	130,105
Impairment loss	1,306	2,204	897	2,712
Net gain on sale and disposal of property, plant and equipment	(33,036)	(34,690)	(1,654)	(39,284)
Amortization of goodwill	2,053	1,296	(756)	2,537
Write-down of investment securities	-	6,935	6,935	-
Decrease in liabilities for retirement benefits	(9,489)	(8,385)	1,103	(21,163)
Interest income and dividend income	(8,305)	(13,724)	(5,418)	(12,103)
Interest expense	4,793	29,976	25,183	6,939
Increase in trade notes and accounts receivable	(40,247)	(26,669)	13,577	(9,476)
(Increase) decrease in inventories	(26,635)	17,306	43,941	(6,171)
Increase (decrease) in trade notes and accounts payable	4,119	(1,979)	(6,098)	(12,877)
Decrease in other payable	(30,712)	(42,850)	(12,138)	(22,087)
Increase (decrease) in tobacco excise taxes payable	191,392	(7,722)	(199,115)	160,020
Other, net	(54,930)	(49,076)	5,853	(28,781)
Sub-total	**399,736**	**334,921**	**(64,814)**	**487,566**
Interest and dividend received	8,445	16,560	8,115	12,071
Interest paid	(4,921)	(31,808)	(26,887)	(6,493)
Income taxes paid	(53,392)	(111,977)	(58,585)	(57,185)
Net cash provided by operating activities	**349,869**	**207,696**	**(142,172)**	**435,958**

(After revision)

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change	Millions of yen For the year that ended March 31,2007
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	303,833	342,605	38,771	337,195
Depreciation and amortization	95,595	118,165	22,569	130,105
Impairment loss	1,306	2,204	897	2,712
Net gain on sale and disposal of property, plant and equipment	(33,036)	(34,690)	(1,654)	(39,284)
Amortization of goodwill	2,053	1,296	(756)	2,537
Write-down of investment securities	-	6,935	6,935	-
Decrease in liabilities for retirement benefits	(9,489)	(8,385)	1,103	(21,163)
Interest income and dividend income	(8,305)	(12,193)	(3,887)	(12,103)
Interest expense	4,793	29,976	25,183	6,939
Increase in trade notes and accounts receivable	(40,247)	(26,669)	13,577	(9,476)
(Increase) decrease in inventories	(26,635)	17,306	43,941	(6,171)
Increase (decrease) in trade notes and accounts payable	4,119	(1,979)	(6,098)	(12,877)
Decrease in other payable	(30,712)	(42,850)	(12,138)	(22,087)
Increase (decrease) in tobacco excise taxes payable	191,392	(7,722)	(199,115)	160,020
Other, net	(54,930)	(49,076)	5,853	(28,781)
Sub-total	**399,736**	**334,921**	**(64,814)**	**487,566**
Interest and dividend received	8,445	16,560	8,115	12,071
Interest paid	(4,921)	(31,808)	(26,887)	(6,493)
Income taxes paid	(53,392)	(111,977)	(58,585)	(57,185)
Net cash provided by operating activities	**349,869**	**207,696**	**(142,172)**	**435,958**

【Supplement】
Page 2 - slide No.4

(Before revision)

Results for Q3 FY 3/2008

- **Summary of Performance**
  Despite a decline in the sales volume of the domestic tobacco business, sales and profits grew due to the continuing top-line growth of the international tobacco business as well as the consolidation of Gallaher's performance.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	3,637.4	4,704.2	1,066.8 (+29.3%)
Sales excl.Taxes	1,563.1	1,908.9	345.8 (+22.1%)
EBITDA	371.1	486.2	115.1 (+31.0%)
Operating Income	273.4	366.7	93.3 (+34.1%)
Recurring Profit	276.0	328.6	52.6 (+19.1%)
Net Income	193.4	221.8	28.3 (+14.7%)

4

JT

(After revision)

Results for Q3 FY 3/2008

- **Summary of Performance**
  Despite a decline in the sales volume of the domestic tobacco business, sales and profits grew due to the continuing top-line growth of the international tobacco business as well as the consolidation of Gallaher's performance.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	3,637.4	4,704.2	1,066.8 (+29.3%)
Sales excl.Taxes	1,563.1	1,908.9	345.8 (+22.1%)
EBITDA	371.1	486.2	115.1 (+31.0%)
Operating Income	273.4	366.7	93.3 (+34.1%)
Recurring Profit	276.0	327.1	51.0 (+18.5%)
Net Income	193.4	220.3	26.8 (+13.9%)

4

JT

Page 13 - slide No.25

(Before revision)



Results for Q3 FY 3/2008
Recurring profit
Q3 FY 3/2007
276.0
Operating income
+93.3
Non-operating income/loss
-40.7
Q3 FY 3/2008
328.6
100 150 200 250 300 350 400
(JPY bn)
Net income
Q3 FY 3/2007
193.4
Recurring profit
+52.6
Extraordinary profit/loss, income tax, etc.
-24.2
Q3 FY 3/2008
221.8
0 50 100 150 200 250
(JPY bn)
Positive factors:
-Increase of interest income (3.5bn)
-Increase of dividend income (1.9bn)
-Decrease of financial support for domestic leaf tobacco growers (1.5bn)
-Decrease of periodic mutual assistance association cost (1.7bn) etc.
Negative factors:
-Decrease of profit on foreign exchange (5.7bn)
-Increase of interest payment (25.1bn)
-Increase of loss on foreign exchange (16.3bn) etc.
Positive factors:
-Decrease of loss on sale of property, plant and equipment (0.5bn) etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (0.3bn)
-Increase of write-down of investment securities (6.9bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (5.0bn)
-Increase of income tax and others (10.2bn), etc.
25

(After revision)



Results for Q3 FY 3/2008
Recurring profit
Q3 FY 3/2007
276.0
Operating income
+93.3
Non-operating income/loss
-42.2
Q3 FY 3/2008
327.1
100 150 200 250 300 350 400
(JPY bn)
Net income
Q3 FY 3/2007
193.4
Recurring profit
+51.0
Extraordinary profit/loss, income tax, etc.
-24.2
Q3 FY 3/2008
220.3
0 50 100 150 200 250
(JPY bn)
Positive factors:
-Increase of interest income (3.5bn)
-Increase of dividend income (0.3bn)
-Decrease of financial support for domestic leaf tobacco growers (1.5bn)
-Decrease of periodic mutual assistance association cost (0.2bn) etc.
Negative factors:
-Decrease of profit on foreign exchange (5.7bn)
-Increase of interest payment (25.1bn)
-Increase of loss on foreign exchange (16.3bn) etc.
Positive factors:
-Decrease of loss on sale of property, plant and equipment (0.5bn) etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (0.3bn)
-Increase of write-down of investment securities (6.9bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (5.0bn)
-Increase of income tax and others (10.2bn), etc.
25

Page 14 - slide No.28

(Before revision)

Summary of Consolidated B/S as of Dec. 31, 2007

- **LIABILITIES & NET ASSETS**

(JPY bn)



6,000
5,000
4,000
3,000
2,000
1,000
0
5,050.1
3,364.6
2,888.4
1,340.0
2,024.6
2,161.6
as of Mar. 31, 2007
as of Dec. 31, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007

- **Total Liabilities – up JPY 1,548.4 bn**
  - Interest-bearing debt*: up JPY 998.4 bn
    - * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 168.1 bn
    - * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 137.0 bn**
  - Retained earnings: up JPY 169.4 bn
  - Foreign currency translation adjustments: down JPY 19.7 bn

> **Ratio of equity capital: 58.3% → 41.4%**

JT

(After revision)

Summary of Consolidated B/S as of Dec. 31, 2007

- **LIABILITIES & NET ASSETS**

(JPY bn)



6,000
5,000
4,000
3,000
2,000
1,000
0
5,050.1
3,364.6
2,889.0
1,340.0
2,024.6
2,161.
as of Mar. 31, 2007
as of Dec. 31, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007

- **Total Liabilities – up JPY 1,548.9 bn**
  - Interest-bearing debt*: up JPY 998.4 bn
    - * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 168.1 bn
    - * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 136.4 bn**
  - Retained earnings: up JPY 167.9 bn
  - Foreign currency translation adjustments: down JPY 19.6 bn

> **Ratio of equity capital: 58.3% → 41.3%**

JT

4

May 1, 2008

Japan Tobacco Inc.

2-1, Toranomon 2-chome

Minato-ku,Tokyo

Partial revision in the "JT Announces its First-Quarter Consolidated Financial Results and Gallaher Integration Plan"

Please see the attached for partial revision in the "JT Announces its First-Quarter Consolidated Financial Results and Gallaher Integration Plan", which was released on August 9, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

【Release】

Page 1

1. Overview of the Consolidated Three-Month Financial Results

(Before revision)

- Net sales for the domestic tobacco business decreased 13.0 percent and operating income decreased 23.5 percent, due mainly to a surge in demand in the same period last year ahead of price increases related to an increase in tobacco excise taxes.

- JT's international tobacco business[1] remained the driving force of profit growth for the JT Group, achieving strong organic growth of 25.3 percent in net sales, and an increase of 59.0 percent in operating income compared to the same period in the previous year. Gallaher's business[2] results are not consolidated in JT's first quarter results.

- JT's consolidated net sales decreased 5.4 percent compared to the same period last year, primarily due to the performance of the domestic tobacco business. Operating income decreased 8.6 percent and net income decreased 15.2 percent compared to the same period in the previous year.

- JT management revised its net sales and earnings forecasts for the fiscal year ending March 31, 2008, reflecting the incorporation of the Gallaher business into JT's international tobacco business. Forecasted net sales for the year were revised upward from ¥4.89 trillion to ¥6.41 trillion. Forecasted operating income and net income were revised from ¥312.0 billion to ¥419.0 billion and from ¥186.0 billion to ¥256.0 billion respectively.

(After revision)

- Net sales for the domestic tobacco business decreased 13.0 percent and operating income decreased 23.5 percent, due mainly to a surge in demand in the same period last year ahead of price increases related to an increase in tobacco excise taxes.

- JT's international tobacco business[1] remained the driving force of profit growth for the JT Group, achieving strong organic growth of 25.3 percent in net sales, and an increase of 59.0 percent in operating income compared to the same period in the previous year. Gallaher's business[2] results are not consolidated in JT's first quarter results.

- JT's consolidated net sales decreased 5.4 percent compared to the same period last year, primarily due to the performance of the domestic tobacco business. Operating income decreased 8.6 percent and net income decreased 17.2 percent compared to the same period in the previous year.

- JT management revised its net sales and earnings forecasts for the fiscal year ending March 31, 2008, reflecting the incorporation of the Gallaher business into JT's international tobacco business. Forecasted net sales for the year were revised upward from ¥4.89 trillion to ¥6.41 trillion. Forecasted operating income and net income were revised from ¥312.0 billion to ¥419.0 billion and from ¥186.0 billion to ¥256.0 billion respectively.

2. Consolidated Financial Results for the First Quarter that Ended June 30, 2007

(Before revision)

	1Q FY03/2007	1Q FY03/2008	Net change (%)
Net sales	1,289.5	1,219.7	-5.4
Operating income	102.0	93.3	-8.6
Net income	76.2	64.6	-15.2

(After revision)

	1Q FY03/2007	1Q FY03/2008	Net change (%)
Net sales	1,289.5	1,219.7	-5.4
Operating income	102.0	93.3	-8.6
Net income	76.2	63.0	-17.2

【Supplement】
Page 6 - slide No.11

(Before revision)

Results for Q1 FY 3/2008

- **Summary of Performance**
  - Progress towards the achievement of the mid-term management plan "JT2008", despite sales and profit decline mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	92.4	-11.0 (-10.6%)
Net Income	76.2	64.6	-11.6 (-15.2%)

11

JT

(After revision)

Results for Q1 FY 3/2008

- **Summary of Performance**
  - Progress towards the achievement of the mid-term management plan "JT2008", despite sales and profit decline mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	90.9	-12.5 (-12.1%)
Net Income	76.2	63.0	-13.1 (-17.2%)

11

JT

Page 20 - slide No.39

(Before revision)



Results for Q1 FY 3/2008
Recurring profit
1Q FY 3/2007
103.5
Operating income
-8.7
Non-operating income/loss
-2.2
1Q FY 3/2008
92.4
85
90
95
100
105
(JPY bn)
Positive factors:
-Increase of interest income (2.1bn)
-Increase of dividend income (1.7bn) etc.
Negative factors:
-Increase of interest payment (1.2bn)
-Decrease of profit on foreign exchange (1.4bn)
-Increase of loss on foreign exchange (3.1bn) etc.
Net income
1Q FY 3/2007
76.2
Recurring profit
-11.0
Extraordinary profit/loss, income tax, etc.
-0.6
1Q FY 3/2008
64.6
55
60
65
70
75
80
(JPY bn)
Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.2bn)
-Decrease of impairment loss (0.7bn)
-Decrease of income tax and others (13.4bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (16.2bn)
-Increase of introduction costs for vending machines with adult identification functions (0.2bn) etc.
39
JT

(After revision)



Results for Q1 FY 3/2008
Recurring profit
1Q FY 3/2007
103.5
Operating income
-8.7
Non-operating income/loss
-3.8
1Q FY 3/2008
90.9
85
90
95
100
105
(JPY bn)
Positive factors:
-Increase of interest income (2.1bn)
-Increase of dividend income (0.2bn) etc.
Negative factors:
-Increase of interest payment (1.2bn)
-Decrease of profit on foreign exchange (1.4bn)
-Increase of loss on foreign exchange (3.1bn) etc.
Net income
1Q FY 3/2007
76.2
Recurring profit
-12.5
Extraordinary profit/loss, income tax, etc.
-0.6
1Q FY 3/2008
63.0
55
60
65
70
75
80
(JPY bn)
Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.2bn)
-Decrease of impairment loss (0.7bn)
-Decrease of income tax and others (13.4bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (16.2bn)
-Increase of introduction costs for vending machines with adult identification functions (0.2bn) etc.
39
JT

Page 21 - slide No.41

(Before revision)

Summary of Consolidated B/S as of Jun. 30, 2007

ASSETS



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,213.5
3,364.6
930.2
1,840.8
3,283.3
1,523.8
as of Mar. 31, 2007
as of Jun. 30, 2007
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

- **Current Assets - down JPY 910.5 bn**
  - Cash and cash equivalents*: down JPY 937.6 bn
    *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
  - Operating receivables*: up JPY 17.1 bn
    *Operating receivables = Trade notes and accounts receivable
- **Fixed Assets - up JPY 1,759.4 bn**
  - Increased by capital expenditure: JPY 26.4 bn
  - Decreased by depreciation and amortization*: JPY 33.2 bn
    *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
  - Investment securities (change of expense item): down JPY 154.5 bn
  - Investment in unconsolidated subsidiaries and associated companies (acquisition of Gallaher): up JPY 1,925.2 bn

41

JT

(After revision)

Summary of Consolidated B/S as of Jun. 30, 2007

ASSETS



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,213.6
3,364.6
930.2
1,840.8
3,283.4
1,523.8
as of Mar. 31, 2007
as of Jun. 30, 2007
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

- **Current Assets - down JPY 910.5 bn**
  - Cash and cash equivalents*: down JPY 937.6 bn
    *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
  - Operating receivables*: up JPY 17.1 bn
    *Operating receivables = Trade notes and accounts receivable
- **Fixed Assets - up JPY 1,759.5 bn**
  - Increased by capital expenditure: JPY 26.4 bn
  - Decreased by depreciation and amortization*: JPY 33.2 bn
    *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
  - Investment securities (change of expense item): down JPY 154.3 bn
  - Investment in unconsolidated subsidiaries and associated companies (acquisition of Gallaher): up JPY 1,925.2 bn

41

JT

Page 21 - slide No.42

(Before revision)

Summary of Consolidated B/S as of Jun. 30, 2007

■ LIABILITIES



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,364.6
1,340.0
2,024.6
4,213.5
2,056.8
2,156.6
as of Mar. 31, 2007
as of Jun. 30,2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

- **Total Liabilities – up JPY 716.8 bn**
  - Interest-bearing debt*: up JPY 763.7 bn
    * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 22.5 bn
    * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 132.0 bn**
  - Retained earnings: up JPY 43.5 bn
  - Foreign currency translation adjustments: up JPY 99.7 bn

> **Ratio of equity capital: 58.3% → 49.6%**

JT

(After revision)

Summary of Consolidated B/S as of Jun. 30, 2007

■ LIABILITIES



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,364.6
1,340.0
2,024.6
4,213.6
2,057.4
2,156.1
as of Mar. 31, 2007
as of Jun. 30,2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

- **Total Liabilities – up JPY 717.4 bn**
  - Interest-bearing debt*: up JPY 763.7 bn
    * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 22.5 bn
    * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 131.5 bn**
  - Retained earnings: up JPY 42.0 bn
  - Foreign currency translation adjustments: up JPY 99.7 bn

> **Ratio of equity capital: 58.3% → 49.6%**

JT

5

May 1, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the "JT Reports Consolidated Financial Results for the First Fiscal Half that Ended September 30, 2007"

Please see the attached for partial revision in the "JT Reports Consolidated Financial Results for the First Fiscal Half that Ended September 30, 2007", which was released on October 31, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

【Release】

Page 1

1. Overview of the Consolidated Six-Month Financial Results

(Before revision)

- JT achieved record highs in consolidated net sales and earnings with an increase of 22.6 percent in net sales, 23.2 percent in operating income and 9.2 percent in net income compared to the same period in the previous year, primarily due to the incorporation of the Gallaher business.

- JT's market share has shown a steady growth momentum over the previous six-month period in the domestic tobacco business. However, due in part to the tobacco retail price hike following tax increases in July 2006, net sales decreased 0.5 percent, and operating income decreased 7.6 percent.

- JT's international tobacco business[1], a driving force of profit growth for the JT Group, reported increases in net sales and operating income of 114.7 percent and 133.4 percent respectively, compared to the same period in the previous year. This was driven mainly by the incorporation of the Gallaher business as well as organic top-line growth centered around Winston and Camel.

- JT management has updated its net sales and earnings forecasts for the fiscal year ending March 31, 2008. While forecasted net income remained unchanged, forecasts for net sales and operating income for the year were revised downward, from ¥6.41 trillion to ¥6.36 trillion and from ¥419.0 billion to ¥405.0 billion respectively. However, forecasted net sales and earnings for the fiscal year are estimated to reach record highs.

(After revision)

- JT achieved record highs in consolidated net sales and earnings with an increase of 22.6 percent in net sales, 23.2 percent in operating income and 7.9 percent in net income compared to the same period in the previous year, primarily due to the incorporation of the Gallaher business.

- JT's market share has shown a steady growth momentum over the previous six-month period in the domestic tobacco business. However, due in part to the tobacco retail price hike following tax increases in July 2006, net sales decreased 0.5 percent, and operating income decreased 7.6 percent.

- JT's international tobacco business[1], a driving force of profit growth for the JT Group, reported increases in net sales and operating income of 114.7 percent and 133.4 percent respectively, compared to the same period in the previous year. This was driven mainly by the incorporation of the Gallaher business as well as organic top-line growth centered around Winston and Camel.

- JT management has updated its net sales and earnings forecasts for the fiscal year ending March 31, 2008. While forecasted net income remained unchanged, forecasts for net sales and operating income for the year were revised downward, from ¥6.41 trillion to ¥6.36 trillion and from ¥419.0 billion to ¥405.0 billion respectively. However, forecasted net sales and earnings for the fiscal year are estimated to reach record highs.

2. Consolidated Six-Month Financial Results for the Period that Ended September 30, 2007

(Before revision)

	1H FY03/2007	1H FY03/2008	Net change (%)
Net sales	2,377.6	2,914.0	22.6
Operating income	177.8	219.1	23.2
Net income	122.6	133.8	9.2

(After revision)

	1H FY03/2007	1H FY03/2008	Net change (%)
Net sales	2,377.6	2,914.0	22.6
Operating income	177.8	219.1	23.2
Net income	122.6	132.3	7.9

【Supplement】
Page 2 - slide No.4

(Before revision)

Results for 1H FY 3/2008

- **Summary of Performance**
  Sales and profits recorded historical highs due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	2,377.6	2,914.0	536.4 (+22.6%)
Sales excl.Taxes	1,022.3	1,198.6	176.3 (+17.2%)
EBITDA	242.3	294.8	52.5 (+21.7%)
Operating Income	177.8	219.1	41.3 (+23.2%)
Recurring Profit	177.2	202.5	25.2 (+14.3%)
Net Income	122.6	133.8	11.2 (+9.2%)

4

JT

(After revision)

Results for 1H FY 3/2008

- **Summary of Performance**
  Sales and profits recorded historical highs due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	2,377.6	2,914.0	536.4 (+22.6%)
Sales excl.Taxes	1,022.3	1,198.6	176.3 (+17.2%)
EBITDA	242.3	294.8	52.5 (+21.7%)
Operating Income	177.8	219.1	41.3 (+23.2%)
Recurring Profit	177.2	201.0	23.7 (+13.4%)
Net Income	122.6	132.3	9.7 (+7.9%)

4

JT

Page 13 - slide No.25

(Before revision)

Results for 1H FY 3/2008

■ Recurring profit



1H FY 3/2007
177.2
Operating income
+41.3
Non-operating income/loss
-16.0
1H FY 3/2008
202.5
50
100
150
200
250
(JPY bn)

Positive factors:
-Increase of interest income (3.0bn)
-Increase of dividend income (1.8bn) etc.
Negative factors:
-Increase of interest payment (16.6bn)
-Decrease of profit on foreign exchange (3.3bn)
-Increase of loss on foreign exchange (2.9bn) etc.

■ Net income



1H FY 3/2007
122.6
Recurring profit
+25.2
Extraordinary profit/loss, income tax, etc.
-14.0
1H FY 3/2008
133.8
0
20
40
60
80
100
120
140
160
(JPY bn)

Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.7bn)
-Decrease of income tax and others (7.7bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (18.7bn)
-Increase of loss on retirement of property, plant and equipment (0.6bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (1.0bn) etc.

25

JT

(After revision)

Results for 1H FY 3/2008

■ Recurring profit



1H FY 3/2007
177.2
Operating income
+41.3
Non-operating income/loss
-17.5
1H FY 3/2008
201.0
0
50
100
150
200
250
(JPY bn)

Positive factors:
-Increase of interest income (3.0bn)
-Increase of dividend income (0.3bn) etc.
Negative factors:
-Increase of interest payment (16.6bn)
-Decrease of profit on foreign exchange (3.3bn)
-Increase of loss on foreign exchange (2.9bn) etc.

■ Net income



1H FY 3/2007
122.6
Recurring profit
+23.7
Extraordinary profit/loss, income tax, etc.
-14.0
1H FY 3/2008
132.3
0
50
100
150
(JPY bn)

Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.7bn)
-Decrease of income tax and others (7.7bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (18.7bn)
-Increase of loss on retirement of property, plant and equipment (0.6bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (1.0bn) etc.

25

JT

Page 14 - slide No.28

(Before revision)

Summary of Consolidated B/S as of Sep. 30, 2007

¤ LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,381.8
3,135.8
2,246.0
3,364.6
1,340.0
2,024.6
as of Mar. 31,2007
as of Sep. 30, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

¤ Total Liabilities – up JPY 1,795.7 bn

- Interest-bearing debt*: up JPY 1,178.5 bn
  * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 199.2 bn
  * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

¤ Total Net Assets – up JPY 221.3 bn

- Retained earnings: up JPY 102.5 bn
- Foreign currency translation adjustments: up JPY 135.3 bn

> **Ratio of equity capital: 58.3% → 40.5%**

28

JT

(After revision)

Summary of Consolidated B/S as of Sep. 30, 2007

¤ LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,381.8
3,136.3
2,245.5
3,364.6
1,340.0
2,024.6
as of Mar. 31,2007
as of Sep. 30, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

¤ Total Liabilities – up JPY 1,796.3 bn

- Interest-bearing debt*: up JPY 1,178.5 bn
  * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 199.2 bn
  * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

¤ Total Net Assets – up JPY 220.8 bn

- Retained earnings: up JPY 100.9 bn
- Foreign currency translation adjustments: up JPY 135.3 bn

> **Ratio of equity capital: 58.3% → 40.5%**

28

JT

May 1, 2008

Japan Tobacco Inc.

2-1, Toranomon 2-chome

Minato-ku,Tokyo

Partial revision in the "JT Reports Consolidated Financial Results For the Nine-Month Period that Ended December 31, 2007"

Please see the attached for partial revision in the "JT Reports Consolidated Financial Results For the Nine-Month Period that Ended December 31, 2007", which was released on February 7, 2008.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

【Release】

Page 1

1. Overview of the Consolidated Nine-Month Financial Results

(Before revision)

- JT's domestic tobacco business has increased its market share slightly compared to the same period in the previous year. However, due to a decline in overall cigarette consumption, net sales decreased 1.1 percent, and operating income decreased 7.4 percent.

- JT's international tobacco business[1], a driving force for profit growth for the JT Group, reported increases in net sales and operating income of 145.9 percent and 145.5 percent respectively, compared to the same period in the previous year. This was driven mainly by steady top-line growth in addition to the integration of the Gallaher business.

- Consolidated net sales for JT increased 29.3 percent. Operating income and net income increased 34.1 percent and 14.7 percent respectively compared to the same period in the previous year, reflecting the strong growth momentum in the international tobacco business.

- JT's management has revised its net sales and earnings forecasts for the fiscal year ending March 31, 2008, which are expected to achieve double digit growth. Forecasted net sales for the full year was revised upward from ¥6.36 trillion to ¥6.41 trillion, and forecasted operating income grew from ¥405.0 billion to ¥422.0 billion, while net income was revised downward from ¥256.0 billion to ¥246.0 billion.

(After revision)

- JT's domestic tobacco business has increased its market share slightly compared to the same period in the previous year. However, due to a decline in overall cigarette consumption, net sales decreased 1.1 percent, and operating income decreased 7.4 percent.

- JT's international tobacco business[1], a driving force for profit growth for the JT Group, reported increases in net sales and operating income of 145.9 percent and 145.5 percent respectively, compared to the same period in the previous year. This was driven mainly by steady top-line growth in addition to the integration of the Gallaher business.

- Consolidated net sales for JT increased 29.3 percent. Operating income and net income increased 34.1 percent and 13.9 percent respectively compared to the same period in the previous year, reflecting the strong growth momentum in the international tobacco business.

- JT's management has revised its net sales and earnings forecasts for the fiscal year ending March 31, 2008, which are expected to achieve double digit growth. Forecasted net sales for the full year was revised upward from ¥6.36 trillion to ¥6.41 trillion, and forecasted operating income grew from ¥405.0 billion to ¥422.0 billion, while net income was revised downward from ¥256.0 billion to ¥246.0 billion.

2. Consolidated Nine-Month Financial Results for the Period that Ended December 31, 2007

(Before revision)

	Apr. – Dec. 2006	Apr. – Dec. 2007	Net change (%)
Net Sales	3,637.4	4,704.2	29.3
Operating income	273.4	366.7	34.1
Net income	193.4	221.8	14.7

(After revision)

	Apr. – Dec. 2006	Apr. – Dec. 2007	Net change (%)
Net Sales	3,637.4	4,704.2	29.3
Operating income	273.4	366.7	34.1
Net income	193.4	220.3	13.9

【Supplement】
Page 2 - slide No.4

(Before revision)

Results for Q3 FY 3/2008

- **Summary of Performance**

Despite a decline in the sales volume of the domestic tobacco business, sales and profits grew due to the continuing top-line growth of the international tobacco business as well as the consolidation of Gallaher's performance.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	3,637.4	4,704.2	1,066.8 (+29.3%)
Sales excl.Taxes	1,563.1	1,908.9	345.8 (+22.1%)
EBITDA	371.1	486.2	115.1 (+31.0%)
Operating Income	273.4	366.7	93.3 (+34.1%)
Recurring Profit	276.0	328.6	52.6 (+19.1%)
Net Income	193.4	221.8	28.3 (+14.7%)

JT

(After revision)

Results for Q3 FY 3/2008

- **Summary of Performance**

Despite a decline in the sales volume of the domestic tobacco business, sales and profits grew due to the continuing top-line growth of the international tobacco business as well as the consolidation of Gallaher's performance.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	3,637.4	4,704.2	1,066.8 (+29.3%)
Sales excl.Taxes	1,563.1	1,908.9	345.8 (+22.1%)
EBITDA	371.1	486.2	115.1 (+31.0%)
Operating Income	273.4	366.7	93.3 (+34.1%)
Recurring Profit	276.0	327.1	51.0 (+18.5%)
Net Income	193.4	220.3	26.8 (+13.9%)

JT

Page 13 - slide No.25

(Before revision)

Results for Q3 FY 3/2008

- **Recurring profit**



Q3 FY 3/2007
276.0
Operating income
+93.3
Non-operating income/loss
-40.7
Q3 FY 3/2008
328.6
100
150
200
250
300
350
400
(JPY bn)

Positive factors:
-Increase of interest income (3.5bn)
-Increase of dividend income (1.9bn)
-Decrease of financial support for domestic leaf tobacco growers (1.5bn)
-Decrease of periodic mutual assistance association cost (1.7bn) etc.

Negative factors:
-Decrease of profit on foreign exchange (5.7bn)
-Increase of interest payment (25.1bn)
-Increase of loss on foreign exchange (16.3bn) etc.

- **Net income**



Q3 FY 3/2007
193.4
Recurring profit
+52.6
Extraordinary profit/loss, income tax, etc.
-24.2
Q3 FY 3/2008
221.8
0
50
100
150
200
250
(JPY bn)

Positive factors:
-Decrease of loss on sale of property, plant and equipment (0.5bn) etc.

Negative factors:
-Decrease of gain on sale of property, plant and equipment (0.3bn)
-Increase of write-down of investment securities (6.9bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (5.0bn)
-Increase of income tax and others (10.2bn), etc.

25

JT

(After revision)

Results for Q3 FY 3/2008

- **Recurring profit**



Q3 FY 3/2007
276.0
Operating income
+93.3
Non-operating income/loss
-42.2
Q3 FY 3/2008
327.1
100
150
200
250
300
350
400
(JPY bn)

Positive factors:
-Increase of interest income (3.5bn)
-Increase of dividend income (0.3bn)
-Decrease of financial support for domestic leaf tobacco growers (1.5bn)
-Decrease of periodic mutual assistance association cost (0.2bn) etc.

Negative factors:
-Decrease of profit on foreign exchange (5.7bn)
-Increase of interest payment (25.1bn)
-Increase of loss on foreign exchange (16.3bn) etc.

- **Net income**



Q3 FY 3/2007
193.4
Recurring profit
+51.0
Extraordinary profit/loss, income tax, etc.
-24.2
Q3 FY 3/2008
220.3
0
50
100
150
200
250
(JPY bn)

Positive factors:
-Decrease of loss on sale of property, plant and equipment (0.5bn) etc.

Negative factors:
-Decrease of gain on sale of property, plant and equipment (0.3bn)
-Increase of write-down of investment securities (6.9bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (5.0bn)
-Increase of income tax and others (10.2bn), etc.

25

JT

Page 14 - slide No.28

(Before revision)

Summary of Consolidated B/S as of Dec. 31, 2007

LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,364.6
1,340.0
2,024.6
5,050.1
2,888.4
2,161.0
as of Mar. 31, 2007
as of Dec. 31, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007

- **Total Liabilities – up JPY 1,548.4 bn**
  - Interest-bearing debt*: up JPY 998.4 bn
    * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 168.1 bn
    * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 137.0 bn**
  - Retained earnings: up JPY 169.4 bn
  - Foreign currency translation adjustments: down JPY 19.7 bn

> **Ratio of equity capital: 58.3% → 41.4%**

JT

(After revision)

Summary of Consolidated B/S as of Dec. 31, 2007

LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,364.6
1,340.0
2,024.6
5,050.1
2,889.0
2,161.1
as of Mar. 31, 2007
as of Dec. 31, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007

- **Total Liabilities – up JPY 1,548.9 bn**
  - Interest-bearing debt*: up JPY 998.4 bn
    * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 168.1 bn
    * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 136.4 bn**
  - Retained earnings: up JPY 167.9 bn
  - Foreign currency translation adjustments: down JPY 19.6 bn

> **Ratio of equity capital: 58.3% → 41.3%**

JT

(7)

RECEIVED
2008 MAY -5 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 1, 2008

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Business Report for three months ended June 30, 2007

Please see the attached for partial revision in the Business Report for three months ended June 30, 2007, which was filed on August 31, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 1

Overview of the financial results for three months ended June 30, 2007

(Before revision)

For three months ended June 30, 2007, sales and profits were decreased as Table 1 shows.

Net sales excluding taxes and operating income were 526.2 billion yen, decreased by 18.2 billion yen over the previous quarter, and 93.3 billion yen, decreased by 8.7 billion yen over the previous quarter, respectively. This is mainly due to the last-minute demand in the domestic tobacco market before the tax hike in the previous year, in spite of the sales volume increase in the international tobacco business accompanying the profit increase.

Recurring profit was 92.4 billion yen, decreased by 11.0 billion yen compared with the corresponding figure for the previous year due to the downward turn in the non-operating income/expanses caused by the financing cost related to the acquisition of Gallaher.

Net income was 64.6 billion yen, decreased by 11.6 billion yen compared with the corresponding figure for the previous year, due to a decrease in profits achieved from the sales of company assets including equipment, manufacturing plants, properties, etc.

(Table 1) Summary of Performance (Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	92.4	-11.0 (-10.6%)
Net Income	76.2	64.6	-11.6 (-15.2%)

* EBITDA=Operating income + depreciation and amortization

(After revision)

For three months ended June 30, 2007, sales and profits were decreased as Table 1 shows.

Net sales excluding taxes and operating income were 526.2 billion yen, decreased by 18.2 billion yen over the previous quarter, and 93.3 billion yen, decreased by 8.7 billion yen over the previous quarter, respectively. This is mainly due to the last-minute demand in the domestic tobacco market before the tax hike in the previous year, in spite of the sales volume increase in the international tobacco business accompanying the profit increase.

Recurring profit was 90.9 billion yen, decreased by 12.5 billion yen compared with the corresponding figure for the previous year due to the downward turn in the non-operating income/expanses caused by the financing cost related to the acquisition of Gallaher.

Net income was 63.0 billion yen, decreased by 13.1 billion yen compared with the corresponding figure for the previous year, due to a decrease in profits achieved from the sales of company assets including equipment, manufacturing plants, properties, etc.

(Table 1) Summary of Performance (Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	90.9	-12.5 (-12.1%)
Net Income	76.2	63.0	-13.1 (-17.2%)

* EBITDA=Operating income + depreciation and amortization

CONSOLIDATED BALANCE SHEETS
(Before revision)

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(ASSETS)	**JPY**	**JPY**	**JPY**
CURRENT ASSETS:	**1,840,808**	**930,216**	**(910,591)**
FIXED ASSETS:	**1,523,855**	**3,283,325**	**1,759,470**
Property, plant and equipment:	**600,435**	**601,657**	**1,221**
Buildings and structures	229,019	227,042	(1,976)
Machinery, equipment and vehicles	152,900	151,486	(1,413)
Land	131,817	130,687	(1,130)
Other	86,698	92,440	5,742
Intangible Assets:	**542,880**	**530,007**	**(12,872)**
Goodwill	360,681	357,350	(3,331)
Trademarks	154,980	145,055	(9,925)
Other	27,218	27,601	383
Investments and other assets:	**380,538**	**2,151,660**	**1,771,121**
TOTAL ASSETS	**3,364,663**	**4,213,542**	**848,879**

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(LIABILITIES)	**JPY**	**JPY**	**JPY**
CURRENT LIABILITIES:	**813,196**	**1,362,694**	**549,497**
NON-CURRENT LIABILITIES:	**526,851**	**694,196**	**167,344**
TOTAL LIABILITIES	**1,340,047**	**2,056,890**	**716,842**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**1,963,713**	**43,554**
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**127,124**	**87,030**
MINORITY INTERESTS	**64,362**	**65,813**	**1,451**
TOTAL NET ASSETS	**2,024,615**	**2,156,652**	**132,036**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**4,213,542**	**848,879**

(After revision)

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(ASSETS)	**JPY**	**JPY**	**JPY**
CURRENT ASSETS:	**1,840,808**	**930,216**	**(910,591)**
FIXED ASSETS:	**1,523,855**	**3,283,447**	**1,759,592**
Property, plant and equipment:	**600,435**	**601,657**	**1,221**
Buildings and structures	229,019	227,042	(1,976)
Machinery, equipment and vehicles	152,900	151,486	(1,413)
Land	131,817	130,687	(1,130)
Other	86,698	92,440	5,742
Intangible Assets:	**542,880**	**530,007**	**(12,872)**
Goodwill	360,681	357,350	(3,331)
Trademarks	154,980	145,055	(9,925)
Other	27,218	27,601	383
Investments and other assets:	**380,538**	**2,151,782**	**1,771,244**
TOTAL ASSETS	**3,364,663**	**4,213,664**	**849,001**

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(LIABILITIES)	**JPY**	**JPY**	**JPY**
CURRENT LIABILITIES:	**813,196**	**1,362,694**	**549,497**
NON-CURRENT LIABILITIES:	**526,851**	**694,774**	**167,923**
TOTAL LIABILITIES	**1,340,047**	**2,057,468**	**717,420**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**1,962,182**	**42,022**
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**128,200**	**88,105**
MINORITY INTERESTS	**64,362**	**65,813**	**1,451**
TOTAL NET ASSETS	**2,024,615**	**2,156,196**	**131,580**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**4,213,664**	**849,001**

CONSOLIDATED STATEMENTS OF INCOME
(Before revision)

	For the three months that ended June 30,2006	*For the three months that ended* June 30,2007	*Change*
			Millions of yen
	JPY	**JPY**	**JPY**
NET SALES	1,289,585	1,219,784	(69,801)
COST OF SALES	1,049,259	981,004	(68,254)
GROSS PROFIT	**240,326**	**238,779**	**(1,546)**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	138,255	145,441	7,186
OPERATING INCOME	**102,071**	**93,337**	**(8,733)**
NON-OPERATING INCOME:	**5,243**	**8,231**	**2,988**
NON-OPERATING EXPENSES:	**3,814**	**9,086**	**5,272**
ORDINARY INCOME	**103,500**	**92,482**	**(11,017)**
EXTRAORDINARY GAINS:	**26,440**	**10,366**	**(16,073)**
EXTRAORDINARY LOSSES:	**3,592**	**1,661**	**(1,931)**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**126,347**	**101,187**	**(25,159)**
INCOME TAXES-CURRENT	**48,275**	**34,836**	**(13,439)**
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	**1,823**	**1,720**	**(103)**
NET INCOME	**76,248**	**64,630**	**(11,617)**

(After revision)

Millions of yen

	For the three months that ended June 30,2006	*For the three months that ended* June 30,2007	*Change*
	JPY	JPY	JPY
NET SALES	1,289,585	1,219,784	(69,801)
COST OF SALES	1,049,259	981,004	(68,254)
GROSS PROFIT	240,326	238,779	(1,546)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	138,255	145,441	7,186
OPERATING INCOME	102,071	93,337	(8,733)
NON-OPERATING INCOME:	5,243	6,699	1,456
NON-OPERATING EXPENSES:	3,814	9,086	5,272
ORDINARY INCOME	103,500	90,950	(12,549)
EXTRAORDINARY GAINS:	26,440	10,366	(16,073)
EXTRAORDINARY LOSSES:	3,592	1,661	(1,931)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	126,347	99,656	(26,691)
INCOME TAXES-CURRENT	48,275	34,836	(13,439)
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	1,823	1,720	(103)
NET INCOME	76,248	63,099	(13,148)

(8)

May 1, 2008

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Business Report for the semi-annual period of the fiscal year ending March 31, 2008

Please see the attached for partial revision in the Business Report for the semi-annual period of the fiscal year ending March 31, 2008, which was filed on November 28, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 1

Overview of the financial results for the semi-annual period of the fiscal year ending March 31, 2008
(Before revision)

For the semi-annual period ending March 31, 2008, net sales and profits were increased as can be seen in the Table 1.

Net sales excluding taxes and operating income were 1,198.6 billion yen and 219.1 billion yen, increases of 176.3 billion yen and 41.3 billion yen compared with the corresponding figures for the previous semi-annual period, primarily due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance which more than offset the decreased sales volume in the domestic tobacco business.

Ordinary income was 202.5 billion yen, an increase of 25.2 billion yen compared with the corresponding figure for the previous semi-annual period, despite the loss of non-operating income, primarily due to the allocation of financial costs associated with the acquisition of Gallaher Group Plc.

Net income was 133.8 billion yen, an increase of 11.2 billion yen compared with the corresponding figure for the previous semi-annual period, despite the decrease of gain on sale of property, plant and equipment.

(Table 1) Consolidated semi-annual financial results for the six months that ended September 30, 2007
(Billions of yen)

	Six months that ended September 30, 2006	Six months that ended September 30, 2007	Change
Sales (Tax included)	2,377.6	2,914.0	536.4
Sales (Tax excluded)	1,022.3	1,198.6	176.3
EBITDA	242.3	294.8	52.5
Operating income	177.8	219.1	41.3
Ordinary income	177.2	202.5	25.2
Net income	122.6	133.8	11.2

* EBITDA=Operating income + depreciation and amortization

(After revision)

For the semi-annual period ending March 31, 2008, net sales and profits were increased as can be seen in the Table 1.

Net sales excluding taxes and operating income were 1,198.6 billion yen and 219.1 billion yen, increases of 176.3 billion yen and 41.3 billion yen compared with the corresponding figures for the previous semi-annual period, primarily due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance which more than offset the decreased sales volume in the domestic tobacco business.

Ordinary income was 201.0 billion yen, an increase of 23.7 billion yen compared with the corresponding figure for the previous semi-annual period, despite the loss of non-operating income, primarily due to the allocation of financial costs associated with the acquisition of Gallaher Group Plc.

Net income was 132.3 billion yen, an increase of 9.7 billion yen compared with the corresponding figure for the previous semi-annual period, despite the decrease of gain on sale of property, plant and equipment.

(Table 1) Consolidated semi-annual financial results for the six months that ended September 30, 2007

(Billions of yen)

	Six months that ended September 30, 2006	Six months that ended September 30, 2007	Change
Sales (Tax included)	2,377.6	2,914.0	536.4
Sales (Tax excluded)	1,022.3	1,198.6	176.3
EBITDA	242.3	294.8	52.5
Operating income	177.8	219.1	41.3
Ordinary income	177.2	201.0	23.7
Net income	122.6	132.3	9.7

* EBITDA=Operating income + depreciation and amortization

CONSOLIDATED BALANCE SHEETS

(Before revision)

	as of March 31, 2007	as of September 30, 2007	Change
	Millions of yen	Millions of yen	Millions of yen
---------------- (abbrev.) ----------------			
LIABILITIES			
CURRENT LIABILITIES:	813,196	1,769,560	956,363
NON-CURRENT LIABILITIES:	526,851	1,366,243	839,392
TOTAL LIABILITIES	1,340,047	3,135,804	1,795,756
NET ASSETS			
SHAREHOLDERS' EQUITY:	1,920,159	2,022,675	102,516
VALUATION AND TRANSLATION ADJUSTMENTS:	40,094	156,140	116,046
MINORITY INTERESTS	64,362	67,192	2,830
TOTAL NET ASSETS	2,024,615	2,246,008	221,392
TOTAL LIABILITIES AND NET ASSETS	3,364,663	5,381,812	2,017,149

(After revision)

	as of March 31, 2007	as of September 30, 2007	Change
	Millions of yen	Millions of yen	Millions of yen
---------------- (abbrev.) ----------------			
LIABILITIES			
CURRENT LIABILITIES:	813,196	1,769,560	956,363
NON-CURRENT LIABILITIES:	526,851	1,366,802	839,951
TOTAL LIABILITIES	1,340,047	3,136,362	1,796,315
NET ASSETS			
SHAREHOLDERS' EQUITY:	1,920,159	2,021,134	100,975
VALUATION AND TRANSLATION ADJUSTMENTS:	40,094	157,122	117,028
MINORITY INTERESTS	64,362	67,192	2,830
TOTAL NET ASSETS	2,024,615	2,245,449	220,834
TOTAL LIABILITIES AND NET ASSETS	3,364,663	5,381,812	2,017,149

CONSOLIDATED STATEMENTS OF INCOME
(Before revision)

	For the six months that ended		
	September 30, 2006	*September 30, 2007*	*Change*
	Millions of yen	*Millions of yen*	*Millions of yen*
NET SALES	**2,377,625**	**2,914,042**	**536,417**
COST OF SALES	**1,918,387**	**2,368,170**	**449,783**
GROSS PROFIT	**459,237**	**545,871**	**86,634**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**281,393**	**326,701**	**45,308**
OPERATING INCOME	**177,844**	**219,170**	**41,325**
NON-OPERATING INCOME:	**10,913**	**14,402**	**3,488**
NON-OPERATING EXPENSES:	**11,482**	**31,007**	**19,524**
ORDINARY INCOME	**177,275**	**202,565**	**• 25,289**
EXTRAORDINARY PROFIT:	**32,593**	**12,436**	**(20,157)**
EXTRAORDINARY LOSS:	**8,414**	**8,827**	**413**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,454**	**206,173**	**4,719**
INCOME TAXES-CURRENT	76,336	68,577	(7,759)
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	2,464	3,702	1,237
NET INCOME	**122,653**	**133,894**	**11,240**

(After revision)

	For the six months that ended		
	September 30, 2006	September 30, 2007	Change
	Millions of yen	*Millions of yen*	*Millions of yen*
NET SALES	**2,377,625**	**2,914,042**	**536,417**
COST OF SALES	**1,918,387**	**2,368,170**	**449,783**
GROSS PROFIT	**459,237**	**545,871**	**86,634**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**281,393**	**326,701**	**45,308**
OPERATING INCOME	**177,844**	**219,170**	**41,325**
NON-OPERATING INCOME:	**10,913**	**12,861**	**1,948**
NON-OPERATING EXPENSES:	**11,482**	**31,007**	**19,524**
ORDINARY INCOME	**177,275**	**201,024**	**23,749**
EXTRAORDINARY PROFIT:	**32,593**	**12,436**	**(20,157)**
EXTRAORDINARY LOSS:	**8,414**	**8,827**	**413**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,454**	**204,633**	**3,178**
INCOME TAXES-CURRENT	76,336	68,577	(7,759)
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	2,464	3,702	1,237
NET INCOME	**122,653**	**132,353**	**9,700**

9

May 1, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Business Report for the nine months that ended December 31, 2007

Please see the attached for partial revision in the Business Report for the nine months that ended December 31, 2007, which was filed on February 29, 2008.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Page 2

Overview of the financial results for the nine months that ended December 31, 2007
(Before revision)

For the nine months that ended December 31, 2007, both net sales and net profits were increased as can be seen in the Table 1.

Net sales were 4,704.2 billion yen, increases of 1,066.8 billion yen compared with the corresponding figures for the previous nine-month period, primarily due to the addition of Gallaher results to the consolidated performance which more than offset the decreased sales volume in the domestic tobacco business.

Operating income were 486.2 billion yen, increases of 115.1 billion yen compared with the corresponding figures for the previous nine-month period, primarily due to the addition of Gallaher results to the consolidated performance which more than offset the increasing materials costs and sales promotion expenses in the domestic tobacco business.

Our non-operating balance deteriorated because of an increase in interest payments on loans and bonds related to the acquisition of Gallaher in addition to an increase of foreign exchange loss. However, ordinary income was 328.6 billion yen, increased by 52.6 billion yen compared with the corresponding figures for the previous nine-month period.

Meanwhile, net income was 221.8 billion yen, increased by 28.3 billion yen compared with the corresponding figures for the previous nine-month period, despite an increase in expenses related to the introduction of cigarette vending machines with adult identification function and evaluation losses on securities owned by a consolidated subsidiary.

(Table 1) Consolidated financial results for the nine months that ended December 31, 2007

(Billions of yen)

	Nine months that ended December 31, 2006	Nine months that ended December 31, 2007	Change
Sales (Tax included)	3,637.4	4,704.2	1,066.8
Sales (Tax excluded)	1,563.1	1,908.9	345.8
EBITDA	371.1	486.2	115.1
Operating income	273.4	366.7	93.3
Ordinary income	276.0	328.6	52.6
Net income	193.4	221.8	28.3

* EBITDA=Operating income + depreciation and amortization

(After revision)

For the nine months that ended December 31, 2007, both net sales and net profits were increased as can be seen in the Table 1.

Net sales were 4,704.2 billion yen, increases of 1,066.8 billion yen compared with the corresponding figures for the previous nine-month period, primarily due to the addition of Gallaher results to the consolidated performance which more than offset the decreased sales volume in the domestic tobacco business.

Operating income were 486.2 billion yen, increases of 115.1 billion yen compared with the corresponding figures for the previous nine-month period, primarily due to the addition of Gallaher results to the consolidated performance which more than offset the increasing materials costs and sales promotion expenses in the domestic tobacco business.

Our non-operating balance deteriorated because of an increase in interest payments on loans and bonds related to the acquisition of Gallaher in addition to an increase of foreign exchange loss. However, ordinary income was 327.1 billion yen, increased by 51.0 billion yen compared with the corresponding figures for the previous nine-month period.

Meanwhile, net income was 220.3 billion yen, increased by 26.8 billion yen compared with the corresponding figures for the previous nine-month period, despite an increase in expenses related to the introduction of cigarette vending machines with adult identification function and evaluation losses on securities owned by a consolidated subsidiary.

(Table 1) Consolidated financial results for the nine months that ended December 31, 2007

(Billions of yen)

	Nine months that ended December 31, 2006	Nine months that ended December 31, 2007	Change
Sales (Tax included)	3,637.4	4,704.2	1,066.8
Sales (Tax excluded)	1,563.1	1,908.9	345.8
EBITDA	371.1	486.2	115.1
Operating income	273.4	366.7	93.3
Ordinary income	276.0	327.1	51.0
Net income	193.4	220.3	26.8

* EBITDA=Operating income + depreciation and amortization

CONSOLIDATED BALANCE SHEETS

(Before revision)

Millions of yen

	as of March 31, 2007	as of December 31, 2007	Change
---------------------- (abbrev.) ----------------------			
(LIABILITIES)			
CURRENT LIABILITIES:	813,196	1,588,082	774,886
NON-CURRENT LIABILITIES:	526,851	1,300,415	773,563
TOTAL LIABILITIES	1,340,047	2,888,498	1,548,450
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	1,920,159	2,089,619	169,460
VALUATION AND TRANSLATION ADJUSTMENTS:	40,094	1,477	(38,617)
MINORITY INTERESTS:	64,362	70,539	6,177
TOTAL NET ASSETS	2,024,615	2,161,636	137,020
TOTAL LIABILITIES AND NET ASSETS	3,364,663	5,050,134	1,685,471

(After revision)

Millions of yen

	as of March 31, 2007	as of December 31, 2007	Change
---------------------- (abbrev.) ----------------------			
(LIABILITIES)			
CURRENT LIABILITIES:	813,196	1,588,082	774,886
NON-CURRENT LIABILITIES:	526,851	1,300,938	774,087
TOTAL LIABILITIES	1,340,047	2,889,021	1,548,973
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	1,920,159	2,088,088	167,929
VALUATION AND TRANSLATION ADJUSTMENTS:	40,094	2,485	(37,609)
MINORITY INTERESTS:	64,362	70,539	6,177
TOTAL NET ASSETS	2,024,615	2,161,113	136,497
TOTAL LIABILITIES AND NET ASSETS	3,364,663	5,050,134	1,685,471

CONSOLIDATED STATEMENTS OF INCOME
(Before revision)

	For the nine months that ended December 31,2006	*December 31,2007*	*Change*
NET SALES	**3,637,470**	**4,704,275**	**1,066,805**
COST OF SALES	**2,930,596**	**3,821,389**	**890,792**
GROSS PROFIT	**706,873**	**882,886**	**176,013**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**433,413**	**516,116**	**82,703**
OPERATING INCOME	**273,459**	**366,769**	**93,310**
NON-OPERATING INCOME:	**17,425**	**20,571**	**3,146**
NON-OPERATING EXPENSES:	**14,858**	**58,709**	**43,851**
ORDINARY INCOME	**276,026**	**328,631**	**52,604**
EXTRAORDINARY PROFIT:	**41,048**	**39,346**	**(1,702)**
EXTRAORDINARY LOSS:	**13,241**	**23,841**	**10,599**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**303,833**	**344,136**	**40,302**
INCOME TAXES-CURRENT	**106,533**	**116,832**	**10,298**
INCOME TAXES-DEFERRED	**-**	**-**	**-**
MINORITY INTERESTS	**3,813**	**5,452**	**1,638**
NET INCOME	**193,485**	**221,851**	**28,365**

(After revision)

	For the nine months that ended December 31,2006	December 31,2007	Change
NET SALES	3,637,470	4,704,275	1,066,805
COST OF SALES	2,930,596	3,821,389	890,792
GROSS PROFIT	706,873	882,886	176,013
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	433,413	516,116	82,703
OPERATING INCOME	273,459	366,769	93,310
NON-OPERATING INCOME:	17,425	19,040	1,615
NON-OPERATING EXPENSES:	14,858	58,709	43,851
ORDINARY INCOME	276,026	327,100	51,073
EXTRAORDINARY PROFIT:	41,048	39,346	(1,702)
EXTRAORDINARY LOSS:	13,241	23,841	10,599
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	303,833	342,605	38,771
INCOME TAXES-CURRENT	106,533	116,832	10,298
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	3,813	5,452	1,638
NET INCOME	193,485	220,319	26,833

This document has been translated from the original Japanese version, for convenience only.

BRIEF STATEMENTS OF ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 2008 AND FORECASTS FOR THE YEAR ENDING MARCH 2009

(10)

JT

RECEIVED

2008 MAY -5 A 9:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS 3-31-08

May 1, 2008

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3- 3582 - 3111
Date of General Meeting of Shareholders: June 24, 2008
Date of Submission of Securities Report: June 24, 2008
Starting date of the dividend payments: June 25, 2008

Amounts are rounded down to the nearest JPY 1 million.

1. RESULTS FOR THE FISCAL YEAR (from April 1,2007 to March 31, 2008)

1). CONSOLIDATED FINANCIAL RESULTS

Those figures in "%" show increased/decreased ratio compared with the previous fiscal term.

	Net Sales		Operating Income		Ordinary Income		Net Income	
Years that ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
March 31, 2008	6,409,726	34.4	430,553	29.7	362,681	16.2	238,702	13.3
March 31, 2007	4,769,387	2.8	331,991	8.2	312,044	4.8	210,772	4.6

	Net Income per Share	Diluted Net Income per Share	Return on Equity Capital	Ordinary Income on Total Assets	Operating Income on Net Sales
Years that ended	*yen*	*yen*	%	%	%
March 31, 2008	24,916.51	24,916.26	11.8	8.6	6.7
March 31, 2007	22,001.10	-	11.3	9.7	7.0

Reference: Equity in earnings of associated companies: the fiscal year that ended March 31, 2008: 1,773 million yen / the fiscal year that ended March 31, 2007: 25 million yen

2). CONSOLIDATED FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Years that ended	*Millions of yen*	*Millions of yen*	%	*yen*
March 31, 2008	5,087,214	2,154,629	40.8	216,707.27
March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

Reference: Equity Capital: the fiscal year that ended March 31, 2008: 2,076,072 million yen/ the fiscal year that ended March 31, 2007: 1,960,253 million yen

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Year
Years that ended	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
March 31, 2008	145,030	(1,668,634)	519,000	215,008
March 31, 2007	435,958	(149,692)	(32,634)	1,179,522

2. DIVIDENDS

	Dividends per Share			Total Dividend Payment (Annual)	Payout Ratio	Dividend on Net Assets
(Record dates)	Interim	Year-end	Total (Annual)		(Consolidated)	(Consolidated)
Years that ended	*yen*	*yen*	*yen*	*Millions of yen*	%	%
March 31, 2007	1,800.00	2,200.00	4,000.00	38,320	18.2	2.1
March 31, 2008	2,200.00	2,600.00	4,800.00	45,984	19.3	2.3
Year ending March 2009 (Forecast)	2,600.00	2,600.00	5,200.00		33.7	

3. FORECASTS FOR THE BUSINESS RESULTS FOR THE YEAR ENDING MARCH, 2009 (from April 1, 2008 to March 31, 2009)

Those figures in "%" show increased/decreased ratio compared with the previous fiscal term.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Year ending March 2009	6,610,000	3.1	311,000	(27.8)	278,000	(23.3)

	Net Income		Net Income per Share
	Millions of yen	%	*yen*
Year ending March 2009	148,000	(38.0)	15,448.72

Note: Forecasts for the six months ending September 30, 2008 are not issued.

4. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable

New Consolidated Companies: 8

The Name of Companies: Gallaher Group Ltd, Gallaher Ltd., Austria Tabak GmbH, Gallaher Capital Ltd.,
Gallaher Europe Finance, Harrigan Ltd.,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel
KATOKICHI CO., LTD.

2). CHANGES IN ACCOUNTING POLICY, PROCEDURE, AND PRESENTATION IN PREPARATION OF THE CONSOLIDATED FINANCIAL REPORTS: (Described in the "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES")

2)-1. CHANGES ACCOMPANYING REVISIONS OF ACCOUNTING STANDARDS, ETC.: Applicable

2)-2. CHANGES OTHER THAN THE ABOVE: None

Note: For details, please see "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" on page 9.

3). OUTSTANDING SHARES (COMMON SHARES)

3)-1. OUTSTANDING SHARES AT THE END OF THE FISCAL YEARS (INCLUDING TREASURY SHAERS) :

the fiscal year that ended March 31, 2008: 10,000,000 shares, the fiscal year that ended March 31, 2007: 10,000,000 shares

3)-2. TREASURY SHARES AT THE END OF THE FISCAL YEARS :

the fiscal year that ended March 31, 2008: 419,920 shares, the fiscal year that ended March 31, 2007: 419,920 shares

Note: 1. As for the number of shares on which the net income per share (consolidated) is based, please see the "Per Share Information" on page13.

【Reference】 SUMMARY OF NON-CONSOLIDATED RESULTS

1. RESULTS FOR THE FISCAL YEAR (from April 1, 2007 to March 31, 2008)

Those figures in "%" show increased/decreased ratio compared with the previous fiscal term.

1). NON-CONSOLIDATED FINANCIAL RESULTS

	Net Sales		Operating Income		Ordinary Income		Net Income	
Years that ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
March 31, 2008	2,302,704	(1.2)	188,608	(10.8)	177,757	(6.3)	131,145	(1.0)
March 31, 2007	2,330,453	(1.7)	211,388	9.8	189,730	(1.6)	132,456	4.9

	Net Income per Share	Diluted Net Income per Share
Years that ended	*yen*	*yen*
March 31, 2008	13,689.35	13,689.21
March 31, 2007	13,826.19	-

2). NON-CONSOLIDATED FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Years that ended	*Millions of yen*	*Millions of yen*	%	*yen*
March 31, 2008	2,902,509	1,816,727	62.6	189,616.56
March 31, 2007	2,561,865	1,753,067	68.4	182,990.92

Reference: Equity Capital: the fiscal year that ended March 31, 2008: 1,816,727 million yen/ the fiscal year that ended March 31, 2007: 1,753,067 million yen

Note: The forecast described above is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and 2008

	as of March 31, 2007	as of March 31, 2008	*Millions of yen* Increase / Decrease
ASSETS			
CURRENT ASSETS:	**1,840,808**	**1,234,695**	**(606,112)**
Cash and deposits	555,653	213,885	(341,767)
Trade notes and accounts receivable	149,384	325,075	175,691
Marketable securities	578,066	4,952	(573,113)
Inventories	417,276	558,850	141,573
Deferred tax assets	18,171	32,008	13,836
Other current assets	123,794	104,427	(19,367)
Allowance for doubtful accounts	(1,539)	(4,504)	(2,964)
FIXED ASSETS:	**1,523,855**	**3,852,518**	**2,328,662**
Property, plant and equipment:	**600,435**	**763,332**	**162,896**
Buildings and structures	229,019	281,742	52,723
Machinery, equipment and vehicles	152,900	218,973	66,073
Tools	58,486	73,114	14,628
Land	131,817	157,380	25,562
Construction in progress	28,211	32,120	3,908
Intangible assets:	**542,880**	**2,759,407**	**2,216,526**
Goodwill	360,681	2,106,887	1,746,205
Trademarks	154,980	613,496	458,515
Other	27,218	39,023	11,805
Investments and other assets:	**380,538**	**329,778**	**(50,759)**
Investment securities	262,616	132,173	(130,442)
Long-tern loans	808	4,409	3,600
Deferred tax assets	75,456	110,708	35,251
Other assets	43,255	112,743	69,487
Allowance for doubtful accounts	(1,230)	(30,075)	(28,845)
Allowance for loss on investments	(368)	(180)	187
TOTAL ASSETS	**3,364,663**	**5,087,214**	**1,722,550**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and 2008

	as of March 31, 2007	as of March 31, 2008	Millions of yen Increase / Decrease
LIABILITIES			
CURRENT LIABILITIES:	**813,196**	**1,284,396**	**471,199**
Trade notes and accounts payable	129,764	175,369	45,604
Short-term bank loans	53,706	269,034	215,328
Current portion of bonds	-	73,054	73,054
Current portion of long-term borrowings	10,549	6,668	(3,881)
Other payable	93,567	79,014	(14,553)
National tobacco excise taxes payable	134,573	200,875	66,302
National tobacco special excise taxes payable	21,991	10,898	(11,093)
Local tobacco excise taxes payable	181,374	88,839	(92,535)
Income taxes payable	60,108	71,693	11,585
Deferred tax liabilities	2,246	6,547	4,300
Other allowances	31,309	41,481	10,171
Other current liabilities	94,003	260,919	166,915
NON-CURRENT LIABILITIES:	**526,851**	**1,648,188**	**1,121,337**
Bonds	150,000	643,631	493,631
Long-term borrowings	5,012	396,907	391,894
Deferred tax liabilities	43,435	174,395	130,959
Liabilities for retirement benefits	282,377	283,387	1,010
Liabilities for retirement benefits for directors and corporate auditors	1,017	743	(273)
Provision for loss on guarantees	-	257	257
Other non-current liabilities	45,007	148,866	103,858
TOTAL LIABILITIES	**1,340,047**	**2,932,584**	**1,592,537**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,106,311**	**186,152**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,344,490	186,152
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**(30,238)**	**(70,333)**
Net unrealized gains on investment securities	33,329	21,338	(11,990)
Net deferred gains on hedging instruments	14,580	219	(14,360)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(10,711)	4,848
Foreign currency translation adjustments	7,745	(41,085)	(48,831)
SUBSCRIPTION RIGHTS TO SHARES	-	185	185
MINORITY INTERESTS	64,362	78,370	14,008
TOTAL NET ASSETS	**2,024,615**	**2,154,629**	**130,013**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,087,214**	**1,722,550**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the years that ended March 31, 2007 and 2008

	For the year that ended March 31, 2007	March 31, 2008	Increase/ Decrease	Comparison to previous year
	Millions of yen	Millions of yen	Millions of yen	%
NET SALES	**4,769,387**	**6,409,726**	**1,640,339**	**34.4**
COST OF SALES	**3,844,768**	**5,228,925**	**1,384,157**	**36.0**
GROSS PROFIT	**924,619**	**1,180,801**	**256,181**	**27.7**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**592,628**	**750,247**	**157,619**	**26.6**
OPERATING INCOME	**331,991**	**430,553**	**98,562**	**29.7**
NON-OPERATING INCOME:	**16,033**	**21,533**	**5,499**	**34.3**
Interest income	10,384	11,238	854	
Dividend income	1,718	2,171	453	
Other	3,930	8,122	4,192	
NON-OPERATING EXPENSES:	**35,980**	**89,405**	**53,424**	**148.5**
Interest expense	6,939	41,758	34,818	
Foreign exchange loss	14,464	31,789	17,324	
Financial support for domestic leaf tobacco growers	3,504	2,004	(1,499)	
Periodic mutual assistance association cost	2,713	2,333	(380)	
Other	8,357	11,519	3,161	
ORDINARY INCOME	**312,044**	**362,681**	**50,637**	**16.2**
EXTRAORDINARY PROFIT:	**50,854**	**68,964**	**18,110**	**35.6**
Gain on sale of property, plant and equipment	47,506	66,747	19,240	
Other	3,348	2,217	(1,130)	
EXTRAORDINARY LOSS:	**25,703**	**59,032**	**33,328**	**129.7**
Loss on sale of property, plant and equipment	3,151	3,261	110	
Loss on disposal of property, plant and equipment	10,402	6,306	(4,096)	
Write-down of investment securities	-	11,154	11,154	
Impairment loss	2,712	3,825	1,112	
Business restructuring costs	-	6,442	6,442	
Introduction costs for vending machines with adult identification functions	5,746	12,878	7,132	
Costs related to the recall of frozen foods products	-	5,623	5,623	
Other	3,690	9,539	5,849	
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**337,195**	**372,614**	**35,418**	**10.5**
INCOME TAXES-CURRENT	84,480	117,271	32,791	38.8
INCOME TAXES-DEFERRED	36,923	11,107	(25,816)	(69.9)
MINORITY INTERESTS	5,018	5,532	513	10.2
NET INCOME	**210,772**	**238,702**	**27,929**	**13.3**

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the years that ended March 31, 2007 and 2008

(For the year that ended March 31, 2007) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2006	100,000	736,400	972,511	(74,578)	**1,734,333**
Changes of items during the accounting period					
Cash dividend paid (Note1)			(17,244)		**(17,244)**
Cash dividend paid			(17,244)		**(17,244)**
Bonuses to directors and corporate auditors (Note1)			(196)		**(196)**
Net income			210,772		**210,772**
Adjustment to retained earnings for change in the number of equity method affiliates			(79)		**(79)**
Net changes of items other than shareholders' equity			9,818		**9,818**
Total changes of items during the accounting period	-	-	185,825	-	**185,825**
Balance as of March 31, 2007	100,000	736,400	1,158,337	(74,578)	**1,920,159**

Millions of yen

	Valuation and translation adjustments					**Minority interests**	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Pension liability adjustment of foreign consolidated subsidiaries (Note2)	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2006	35,531	-	-	(7,353)	**28,178**	**57,561**	**1,820,073**
Changes of items during the accounting period							
Cash dividend paid (Note1)							**(17,244)**
Cash dividend paid							**(17,244)**
Bonuses to directors and corporate auditors (Note1)							**(196)**
Net income							**210,772**
Adjustment to retained earnings for change in the number of equity method affiliates							**(79)**
Net changes of items other than shareholders' equity	(2,202)	14,580	(15,560)	15,098	**11,915**	**6,800**	**28,534**
Total changes of items during the accounting period	(2,202)	14,580	(15,560)	15,098	**11,915**	**6,800**	**204,542**
Balance as of March 31, 2007	33,329	14,580	(15,560)	7,745	**40,094**	**64,362**	**2,024,615**

Note:

1. Cash dividend paid and bonuses to directors and corporate auditors are items that were approved at the general shareholders' meeting in June 2006.
2. "Pension liability adjustment of foreign consolidated subsidiaries" is unfunded obligation recognized by foreign consolidated subsidiaries applying U.S.GAAP.

(For the year that ended March 31, 2008) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2007	100,000	736,400	1,158,337	(74,578)	**1,920,159**
Changes of items during the accounting period					
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)			(10,548)		**(10,548)**
Cash dividend paid			(42,152)		**(42,152)**
Net income			238,702		**238,702**
Adjustment to retained earnings for change in the number of equity method affiliates			151		**151**
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	-	-	186,152	-	**186,152**
Balance as of March 31, 2008	100,000	736,400	1,344,490	(74,578)	**2,106,311**

Millions of yen

	Valuation and translation adjustments					Subscription rights to shares	Minority interests	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Pension liability adjustment of foreign consolidated subsidiaries (Note1)	Foreign currency translation adjustments	**Total valuation and translation adjustments**			
Balance as of March 31, 2007	33,329	14,580	(15,560)	7,745	**40,094**	-	64,362	**2,024,615**
Changes of items during the accounting period								
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)								**(10,548)**
Cash dividend paid								**(42,152)**
Net income								**238,702**
Adjustment to retained earnings for change in the number of equity method affiliates								**151**
Net changes of items other than shareholders' equity	(11,990)	(14,360)	4,848	(48,831)	**(70,333)**	185	14,008	**(56,139)**
Total changes of items during the accounting period	(11,990)	(14,360)	4,848	(48,831)	**(70,333)**	185	14,008	**130,013**
Balance as of March 31, 2008	21,338	219	(10,711)	(41,085)	**(30,238)**	185	78,370	**2,154,629**

Note:

1. "Pension liability adjustment of foreign consolidated subsidiaries" is unfunded obligation recognized by foreign consolidated subsidiaries applying U.S.GAAP.
2. Foreign consolidated subsidiaries applying U.S.GAAP adopted "Accounting for Uncertainty in Income Taxes" (FASB Interpretation from the current period. First year's effect of adoption was recorded in changes of retained earnings.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the years that ended March 31, 2007 and 2008

	For the year that ended March 31, 2007	For the year that ended March 31, 2008	Millions of yen Increase/ Decrease
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	337,195	372,614	35,418
Depreciation and amortization	130,105	167,658	37,552
Impairment loss	2,712	3,825	1,112
Net gain on sale and disposal of property, plant and equipment	(39,284)	(60,768)	(21,484)
Amortization of goodwill	2,537	3,883	1,345
Write-down of investment securities	-	11,154	11,154
Decrease in liabilities for retirement benefits	(21,163)	(4,932)	16,231
Interest income and dividend income	(12,103)	(13,410)	(1,307)
Interest expense	6,939	41,758	34,818
(Increase) decrease in trade notes and accounts receivable	(9,476)	47,484	56,961
(Increase) decrease in inventories	(6,171)	27,114	33,285
Decrease in trade notes and accounts payable	(12,877)	(16,650)	(3,772)
Decrease in other payable	(22,087)	(39,955)	(17,868)
Increase (decrease) in tobacco excise taxes payable	160,020	(213,133)	(373,154)
Other, net	(28,781)	(31,029)	(2,247)
Sub-total	**487,566**	**295,612**	**(191,953)**
Interest and dividend received	12,071	18,226	6,155
Interest paid	(6,493)	(36,083)	(29,590)
Income taxes paid	(57,185)	(132,724)	(75,539)
Net cash provided by operating activities	**435,958**	**145,030**	**(290,927)**
INVESTING ACTIVITIES:			
Purchases of marketable securities	(330,715)	(2,353)	328,362
Proceeds from sale and redemption of marketable securities	386,189	4,224	(381,965)
Purchases of property, plant and equipment	(96,717)	(124,832)	(28,114)
Proceeds from sale of property, plant and equipment	57,093	83,335	26,242
Purchases of intangible assets	(7,927)	(6,830)	1,097
Purchases of investment securities	(158,385)	(22,562)	135,822
Purchase of investments in subsidiaries resulting in change in scope of consolidation	(4,085)	(1,608,080)	(1,603,995)
Proceeds from sales of investments in subsidiaries resulting in change in scope of consolidation	-	1,449	1,449
Payments for sales of investments in subsidiaries resulting in change in scope of consolidation	(387)	-	387
Other, net	5,243	7,015	1,772
Net cash used in investing activities	**(149,692)**	**(1,668,634)**	**(1,518,942)**
FINANCING ACTIVITIES:			
Net increase in short-term bank loans	18,571	136,063	117,492
Proceeds from long-term borrowings	-	378,862	378,862
Repayment of long-term borrowings	(19,840)	(90,198)	(70,358)
Proceeds from issue of bonds	-	149,723	149,723
Repayment of bonds	-	(10,000)	(10,000)
Proceeds from minority shareholders	4,927	-	(4,927)
Dividends paid	(34,488)	(42,152)	(7,664)
Dividends paid to minority shareholders	(1,474)	(2,889)	(1,415)
Other, net	(330)	(407)	(77)
Net cash provided by (used in) financing activities	**(32,634)**	**519,000**	**551,635**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**5,749**	**40,090**	**34,341**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**259,380**	**(964,513)**	**(1,223,893)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**920,141**	**1,179,522**	**259,380**
CASH AND CASH EQUIVALENTS, END OF YEAR	**1,179,522**	**215,008**	**(964,513)**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Matters Related to the Scope of Consolidation)

Number of consolidated subsidiaries: 299

Major consolidated subsidiaries: TS Network Co., Ltd., Japan Filter Technology, Ltd., JT International S.A., Torii Pharmaceutical Co., Ltd., JT Foods Co., Ltd., Japan Beverage Inc., JT Real Estate Co., Ltd., JT Financial Service Corporation

In addition, the consolidated financial statements include 151 newly consolidated subsidiaries: Katokichi Co., Ltd. and other 20 subsidiaries in Japan; and Gallaher Group Ltd., Gallaher Ltd., Gallaher Capital Ltd., Gallaher Europe Finance, Harrigan Ltd., Austria Tabak GmbH,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel, Liggett-Ducat CJSC and other 122 subsidiaries overseas.

Frontier REIT Management Inc. is excluded from the scope of consolidation because of the sellout of all its shares. And four former consolidated subsidiaries, including Eagle Collection (M) Sdn. Bhd., are excluded from the scope of consolidation, as liquidation proceedings have been completed.

Respective amounts in aggregate of total assets, net sales, net income and retained earnings of non-consolidated subsidiaries do not have a material impact on consolidated financial statements. For this reason, these companies are excluded from the scope of consolidation.

CHANGES IN ACCOUNTING POLICIES

(Accounting Standard for Measurement of Inventories)

"Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) can be applied to consolidated accounting years beginning prior to March 31, 2008. Accordingly, the accounting standard is applied from the current consolidated accounting period. The impact of this change on operating income, ordinary income and income before income taxes and minority interests for the fiscal year that ended March 31, 2008 is insignificant.

Conventional write-downs on raw materials and half-finished goods are discontinued from the current consolidated accounting period.

(Changes in the Depreciation Method for Property, Plant and Equipment)

In accordance with revisions to the Corporate Tax Law (Ordinance 6 of March 30, 2007, partially revising the Income Tax Law and other laws and Ordinance 83 of March 30, 2007, partially revising the Corporate Tax Law Enforcement Ordinance), JT and domestic consolidated subsidiaries applied the depreciation method based on the revised Corporate Tax Law to property, plant and equipment acquired from April 1, 2007 from the current consolidated accounting period.

Furthermore, the depreciation method based on the Corporate Tax Law prior to these revisions is applied to property, plant and equipment acquired up to March 31, 2007. Accordingly, the difference between the equivalent of 5% of the acquisition cost and the memorandum value is depreciated evenly over a five-year period starting from the consolidated accounting period subsequent to the period during which the asset is depreciated to 5% of the acquisition cost.

The impact of this change on operating income, ordinary income and income before income taxes and minority interests for the fiscal year that ended March 31, 2008 is insignificant.

Furthermore, details other than those described above have been omitted as there have been no other major changes since the Company's recent annual securities report (issued June 22, 2007).

SEGMENT INFORMATION

1.OPERATIONS BY INDUSTRY SEGMENT

(For the year that ended March 31, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)								
Sales								
(1) Sales to customers	3,416,273	999,658	45,452	286,554	21,448	4,769,387	-	4,769,387
(2) Intersegment sales	45,005	26,354	-	109	25,876	97,346	(97,346)	-
Total	3,461,278	1,026,013	45,452	286,663	47,325	4,866,733	(97,346)	4,769,387
Operating expenses	3,215,891	944,928	56,659	279,958	37,993	4,535,430	(98,034)	4,437,396
Operating income (loss)	245,387	81,085	(11,206)	6,704	9,331	331,302	688	331,991
2. Assets, depreciation and amortization, and capital expenditure								
Assets	1,180,395	1,275,044	106,164	158,817	249,603	2,970,026	394,636	3,364,663
Depreciation and amortization	79,964	31,583	3,009	3,893	12,254	130,705	(600)	130,105
Impairment loss	709	112	-	44	-	865	1,846	2,712
Capital expenditure	55,242	32,017	3,045	4,866	8,054	103,226	(1,079)	102,147

(For the year that ended March 31, 2008) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)								
Sales								
(1) Sales to customers	3,362,397	2,639,968	49,063	336,420	21,876	6,409,726	-	6,409,726
(2) Intersegment sales	48,980	35,341	-	115	22,331	106,768	(106,768)	-
Total	3,411,378	2,675,309	49,063	336,535	44,207	6,516,495	(106,768)	6,409,726
Operating expenses	3,189,030	2,469,949	58,707	335,868	33,759	6,087,316	(108,143)	5,979,173
Operating income (loss)	222,347	205,359	(9,643)	666	10,448	429,179	1,374	430,553
2. Assets, depreciation and amortization, and capital expenditure								
Assets	847,123	3,804,413	111,422	353,283	90,000	5,206,242	(119,028)	5,087,214
Depreciation and amortization	83,290	65,397	3,374	4,891	11,606	168,559	(900)	167,658
Impairment loss	344	345	-	380	-	1,069	2,755	3,825
Capital expenditure	57,201	48,430	4,257	6,033	14,792	130,715	(1,160)	129,554

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets
2. Main products or services under each category are as follows:
   1) Domestic Tobacco — Tobacco products*
      *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division
   2) International Tobacco — Tobacco products
   3) Pharmaceuticals — Prescription drugs
   4) Foods — Beverages and processed foods
   5) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included in Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land.
   The amounts of these assets as of March 31, 2007 and 2008 are 584,863 million yen and 99,421 million yen, respectively.
4. Amortization of goodwill by segment, which was included in selling, general and administrative expenses was as follows:

Millions of yen

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the year that ended March 31, 2007	1,117	-	-	1,419	-	2,537
For the year that ended March 31, 2008	1,088	-	-	2,794	-	3,883

5. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale.
   Net sales of imported tobacco products via TS Network Co., Ltd. for the years that ended March 31, 2007 and 2008 were 1,216,248 million yen and 1,193,178 million yen, respectively
6. With respect to international tobacco business, as the closing date of the accounting period of international consolidated subsidiaries is set on December 31, operating results from January 1, 2007 to December 31, 2007 have been included in the current consolidated period

2.OPERATIONS BY GEOGRAPHIC SEGMENT

(For the year that ended March 31, 2007) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)						
Sales						
(1) Sales to customers	3,718,450	353,830	697,106	4,769,387	-	4,769,387
(2) Intersegment sales	47,350	156,414	23,330	227,095	(227,095)	-
Total	3,765,800	510,245	720,436	4,996,482	(227,095)	4,769,387
Operating expenses	3,517,318	529,055	618,885	4,665,258	(227,862)	4,437,396
Operating income (loss)	248,482	(18,810)	101,551	331,223	767	331,991
2. Assets	1,487,678	1,023,182	304,630	2,815,491	549,171	3,364,663

NOTE:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, and Malaysia
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of 1. OPERATIONS BY INDUSTRY SEGMENT.

(For the year that ended March 31, 2008) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income						
Sales						
(1) Sales to customers	3,711,762	1,678,769	1,019,194	6,409,726	-	6,409,726
(2) Intersegment sales	52,308	181,062	29,211	262,582	(262,582)	-
Total	3,764,071	1,859,832	1,048,405	6,672,309	(262,582)	6,409,726
Operating expenses	3,541,731	1,803,896	897,007	6,242,635	(263,462)	5,979,173
Operating income	222,339	55,936	151,398	429,674	879	430,553
2. Assets	1,160,749	3,436,184	420,169	5,017,103	70,110	5,087,214

NOTE:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, UK, and Germany
   2) Others — Canada, Russia, and Malaysia
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of 1. OPERATIONS BY INDUSTRY SEGMENT.

3.OVERSEAS SALES

(For the year that ended March 31, 2007) *Millions of yen*

	Total
1) Overseas sales	1,056,762
2) Consolidated sales	4,769,387
3) Percentage of overseas sales to consolidated sales (%)	22.2

Note: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

(For the year that ended March 31, 2008) *Millions of yen*

	Western Europe	Others	Total
1) Overseas sales	1,634,920	1,070,540	2,705,461
2) Consolidated sales			6,409,726
3) Percentage of overseas sales to consolidated sales (%)	25.5	16.7	42.2

NOTE:

1.Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

2.Operations by geographic area are categorized based on geographical approximation.

3.Main countries and areas included in each category

1) Western Europe Switzerland, UK, and Germany

2) Others Canada, Russia, and Malaysia

4.For the year that ended March 31, 2008, "Overseas sales" is devided into "Western Europe" and "Others", because the overseas sales related to Western Europe exceed 10% of consolidated net sales.

Overseas sales and its parcentage to consolidated sales related to Western Europe for the year that ended March 31, 2007 are as below:

For the year that ended March 31, 2007 : 326,032 million of yen (6.8%)

PER SHARE INFORMATION

Year that ended March 31, 2007	Year that ended March 31, 2008
Net assets per share 204,617.68 yen Net income per share 22,001.10 yen There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist. Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows. (Year that ended March 31, 2006) Net assets per share 183,956.07 yen Net income per share 21,016.96 yen There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.	Net assets per share 216,707.27 yen Net income per share 24,916.51 yen Diluted Net Income per Share 24,916.26 yen

Notes relating to Lease Transactions, Related Party Transactions, Income Taxes, Securities, Derivatives, Retirement Benefits, Stock Option and business combinations are omitted considering their minor significance on the Brief Statements.

ADDITIONAL INFORMATION

(Business Combinations)

I . Via consolidated subsidiary JTI (UK) MANAGEMENT LTD, on April 18, 2007, JT acquired the outstanding shares of the Gallaher Group Plc (now known as "Gallaher Group Ltd.") of the United Kingdom through an acquisition method under English law known as a scheme of arrangement, converting Gallaher Group Plc into a wholly owned subsidiary.

As the direct acquirer of the outstanding shares in Gallaher Group Plc was JTI (UK) MANAGEMENT LTD, which follows generally accepted accounting principles and practices in the United States ("U.S. GAAP"), said business combination was accounted for under the purchase method, based on FASB Statement No. 141.

In August 2007, JT reorganized JTI (UK) MANAGEMENT LTD into a subsidiary of JT International Holding B.V., a consolidated subsidiary of JT.

1. The followings are the name of the acquired company, business contents, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.
   (1) The name of acquired company: Gallaher Group Plc
   (2) Business contents: Manufacturing and selling of tobacco products
   (3) Main reasons for business combination
   Through the acquisition of the Gallaher Group Plc, JT could expand its business and enjoy the economy of scale, build well-balanced and competitive brand portfolio in each market and price segmentation, strengthen technology/distribution infrastructures, and synergize business growth expected of the business combination with effective business operations.
   (4) Date of business combination: April 18, 2007
   (5) Legal form of the business combination: The issued shares were acquired for cash.
   (6) Ratio of voting rights acquired: 100%

2. Period of operating results included in the consolidated financial statements
   As the closing date of the accounting period of the acquired company is set on December 31, operating results from April 18, 2007 to December 31, 2007 for this company have been included in the current consolidated period.

3. Acquisition costs
   The acquisition was conducted for 7.5 billion sterling pounds in cash.

4. Amount of goodwill recognized, basis for recognition, and method and period for amortization of goodwill
   (1) Amount of goodwill recognized
   ¥ 1,721,368 million
   (2) Basis for recognition
   Goodwill was recognized because the acquisition cost of the company exceeded the net value allocated to the assets acquired and liabilities assumed.
   (3) Method and period for amortization of goodwill
   In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," the amount of goodwill recognized shall not be amortized. Rather, the decision of whether to recognize impairment shall be made once each year, or each time an event occurs indicating that the fair value of goodwill might fall below its book value.

5. Principal details of assets received and liabilities assumed on the day of the business combination are as follows :

Current assets:	¥ 410,572 million
Non-current assets:	¥ 2,531,125 million
Total assets:	¥ 2,941,697 million
Current liabilities:	¥ 405,712 million
Non-current liabilities:	¥ 749,478 million
Total liabilities:	¥ 1,155,191 million

Regarding allocation of acquisition costs, the major intangible asset that was acquired in addition to goodwill was ¥523,263 million in trademarks. This asset has an amortization period of 20 years.

Note: Amount of yen mentioned above is translated at the exchange rate as of the business combination date. The amount of goodwill (¥1,791,188 million) included in Non-current assets differs from the amount of goodwill which is described in 4.(1)(consolidated balance sheets amount).

II. On January 8, 2008, JT converted Katokichi Co., Ltd. into a subsidiary through tender offer for Katokichi share. In addition, JT acquired all of Katokichi's voting rights on April 18, 2008.

1. The followings are the name of the acquired company, business contents, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.

(1) The name of acquired company: Katokichi Co., Ltd.

(2) Business contents: The main business contents are manufacturing and selling of frozen foods and frozen fishery products. The other business contents are distribution business incidental to the main business and service business such as hotel and restaurant management.

(3) Main reasons for business combination

JT anticipated that we could realize further expansion of its business value as we enjoy the effect of supplementing each other and a synergy of management resources of the two companies through the business combination.

(4) Date of business combination: January 8, 2008

(5) Legal form of the business combination: The issued shares were acquired for cash.

(6) Ratio of voting rights acquired: 93.89%

2. Period of operating results included in the consolidated financial statements

From January 1, 2008 to March 31, 2008

3. Acquisition costs

The acquisition was conducted for 108.6 billion yen in cash.

4. Amount of goodwill recognized, basis for recognition, and method and period for amortization of goodwill

(4) Amount of goodwill recognized

¥41,885 million

(5) Basis for recognition

Goodwill was recognized because the acquisition cost of the company exceeded the net value allocated to the assets acquired and liabilities assumed.

(6) Method and period for amortization of goodwill

Method for amortization: straight-line method

Period for amortization: for five years

5. Principal details of assets received and liabilities assumed on the day of the business combination are as follows :

Current assets:	¥89,278 million
Non-current assets:	¥136,994 million
Total assets:	¥226,273 million
Current liabilities:	¥84,812 million
Non-current liabilities:	¥24,532 million
Total liabilities:	¥109,344 million

IMPORTANT SUBSEQUENT EVENTS

1. JT's board of directors decided on April 18, 2008, that regarding the company's defunct condominiums and unused warehouses, the company would demolish the existing buildings on the individual properties, should it contribute to the sale of the land or increase its property value. The company estimates losses resulting from the demolition to be at approximately 15.0 billion yen, which would be allocated as extraordinary losses in the fiscal year ending March 31, 2009.

2. On April 25, 2008, JT's tobacco subsidiary in the United Kingdom, Gallaher Ltd. (Gallaher), together with several other companies, had received a statement of objections from the Office of Fair Trading (OFT), the UK competition authority. The statement of objections addresses the possibility of anti-competitive behavior with respect to retail prices for tobacco products in the UK market prior to JT's acquisition of Gallaher.

   In August 2003, the OFT notified Gallaher of an inquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Since that time Gallaher has been fully cooperating with the OFT regarding the inquiry.

   The JT Group is reviewing the statement of objections, and will be responding to the OFT as required.

   While the matter is still under review, an allowance of undisclosed amount, based on the company's current assumptions, has been booked as a liability in the purchase price allocation related to JT's acquisition of Gallaher.

Supplementary Material

JT's New Executive Appointments

Members of the Board

Subject to approval at the Annual General Meeting of Shareholders, to be held on June 24, 2008.

Chairman of the Board	Yoji Wakui
Representative Director	Hiroshi Kimura
Representative Director	Munetaka Takeda
Representative Director	Masaaki Sumikawa
Representative Director	Ichiro Kumakura
Representative Director	Ryoichi Yamada
Member of the Board	Noriaki Okubo
Member of the Board	Mitsuomi Koizumi
Member of the Board	Sadao Furuya
Member of the Board	Yasushi Shingai
Member of the Board, Corporate Counselor	Katsuhiko Honda

Auditors

Subject to approval at the Annual General Meeting of Shareholders, to be held on June 24, 2008.

Standing Auditor	Hisao Tateishi
Standing Auditor	Gisuke Shiozawa
Auditor	Hiroyoshi Murayama
Auditor	Takanobu Fujita

Executive Officers

Subject to approval at the meeting of the Board of Directors, to be held on June 24, 2008.

President	Chief Executive Officer	Hiroshi Kimura
Executive Deputy President	Assistant to CEO in Compliance, Finance and Food Business	Munetaka Takeda
Executive Deputy President	Assistant to CEO in CSR, Strategy, HR and Operational Review and Business Assurance	Masaaki Sumikawa
Executive Deputy President	President, Tobacco Business and Assistant to CEO in Vending Machinery	Ichiro Kumakura
Executive Deputy President	Assistant to CEO in Communications, General Administration and Legal	Ryoichi Yamada
Senior Executive Vice President	Chief Legal Officer	Ryuichi Shimomura
Executive Vice President	Chief Marketing & Sales Officer, Tobacco Business	Mitsuomi Koizumi
Executive Vice President	Chief R&D Officer, Tobacco Business	Tadashi Iwanami
Executive Vice President	Head of Manufacturing General Division, Tobacco Business	Kenji Iijima
Executive Vice President	Head of Domestic Leaf Tobacco General Division, Tobacco Business	Tatsuya Hisano
Executive Vice President	President, Pharmaceutical Business	Noriaki Okubo
Executive Vice President	Head of Central Pharmaceutical Research Institute, Pharmaceutical Business	Shigeo Ishiguro
Executive Vice President	President, Food Business	Sadao Furuya

Executive Vice President	Chief Strategy Officer	Mutsuo Iwai
Executive Vice President	Chief Communications Officer	Masakazu Shimizu
Senior Vice President	Head of Brand General Division, Tobacco Business	Yoshihisa Fujisaki
Senior Vice President	Deputy R&D Officer, Tobacco Business	Hirotoshi Maejima
Senior Vice President	Head of Tobacco Business Planning Division and Chief Corporate, Scientific & Regulatory Affairs Officer, Tobacco Business	Akira Saeki
Senior Vice President	Head of Soft Drink Business Division, Food Business	Ryoko Nagata
Senior Vice President	Chief Human Resources Officer	Satoshi Matsumoto
Senior Vice President	Chief Financial Officer	Hideki Miyazaki
Senior Vice President	Chief General Affairs Officer	Ryoji Chijiiwa

Investors Meeting for

Consolidated Financial and Business Results for FY 3/2008

JT

Business Overview and Challenges

JT

Business Overview and Challenges - Domestic Tobacco Business

- Our market share turned up despite a decline in total demand due to structural factors.



(BNU)
« Total Demand / Sales Volume »
-2.3%
-2.5%
-5.3%
-4.3%
258.4
-2.8%
-3.9%
-6.4%
-4.1%
167.7
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008



«Market share of JT products»*
(%)
JT products
66.8
66.5
65.5
64.8
64.9
Mild Seven family
32.6
32.9
32.2
31.8
32.0
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008

□ Total domestic demand □ Sales volume of JT products*

* New basis = JT original products + JTI products sold in Japan (Camel, Winston, Salem, etc.)

JT

Business Overview and Challenges - Domestic Tobacco Business

- To enhance efforts to expand market share amid an increasingly tough business environment and aim to raise market share for a second straight term.



(BNU)
«JT Sales Volume Forecast»*
-2.8%
-3.9%
-6.4%
-4.1%
159.0
(-5.2%)
Including tax increase effects in July 2006
FY3/2004
FY3/2005
FY3/2006
FY3/2007
FY3/2008
FY3/2009 (Forecast)

Brand Strategy

- To maintain active investment in Mild Seven and other flagship brands
- To introduce new products of the flagship brands in an effective manner

Channel Strategy

- To secure a competitive edge in sales through convenience stores and other face-to-face channels
- To maintain competitiveness in vending-machine sales

Productivity Improvement

- To enhance cost competitiveness
- To close the Kanazawa factory

Smooth Introduction and Operation of vending machines with adult identification functions

- To fulfill social responsibility for youth smoking prevention

To consolidate our dominant position as market leader

* New basis = JT original products + JTI products sold in Japan (Camel, Winston, Salem, etc.)

JT

Business Overview and Challenges - International Tobacco Business

- Gallaher acquisition significantly improves scale.
- The integration is proceeding quickly.


(US$ million)
10,000
8,000
6,000
4,000
2,000
0
(Sales Excl. Taxes *)
2,933
3,465
4,729
8,027
2000
2003
2006
2007***


(US$ million)
3,000
2,500
2,000
1,500
1,000
500
0
(EBITDA**)
338
551
1,090
2,452
2000
2003
2006
2007***

* *Excluding sales of the distribution business taken over from Gallaher.*
** *Before royalty payment to JT*
*** *The financial results for the year ended December 2007 include the results of Gallaher from April 18 to December 31, 2007.*

Business Overview and Challenges - International Tobacco Business

- To pursue opportunity for quality top-line growth by taking advantage of the expanded geographies and newly acquired brands.
- To make greater contributions as the profit growth engine of the JT Group.
- Striving to reach in excess of 10% EBITDA growth per year for the next 3 years.

(New Global Flagship Brands)


Engines
CAMEL
Winston
Strongholds
SILK CUT
LD
Future potential
Glamour

Business Overview and Challenges - Pharmaceutical Business

- To steadily move compounds under development to advanced stages and expand the R&D pipeline.

Clinical Development (as of May 1, 2008)

Code	Indication	Stage
JTT-705(oral)	Dyslipidemia	Phase2(JPN)
JTT-130(oral)	Hyperlipidemia	Phase2(JPN) Phase2(Overseas)
JTK-303(oral)	HIV infection	Phase1(JPN)
JTT-302(oral)	Dyslipidemia	Phase2(Overseas)
JTT-305(oral)	Osteoporosis	Phase2(JPN) Phase1(Overseas)
JTT-552(oral)	Hyperuricemia	Phase2(JPN)
JTT-553(oral)	Obesity	Phase1(Overseas)
JTT-651(oral)	Type 2 diabetes mellitus	Phase1(JPN)
JTK-652(oral)	Hepatitis C	Phase1(Overseas)
JTS-653(oral)	Pain Ooveractive bladder	Phase1(JPN)
JTT-654(oral)	Type 2 diabetes mellitus	Phase1(Overseas)

September 2007:
Licensing agreement with Keryx Biopharmaceuticals Inc. on Keryx's hyperphosphatemia drug in Japan

April 2008:
JTT-705, licensed to Roche Group, advanced to Phase 3.

Advance in development (2 items)

Start of clinical development (5 items)

JT

Business Overview and Challenges - Foods Business

- To focus on the beverage, processed foods and seasoning businesses and strive to establish a safety control system of the highest standard based on our renewed recognition of the importance of food safety.

  - Concentration of the processed foods and seasoning businesses at Katokichi

July 2008: Reorganization, integrate the foods business to Katokichi
Q4 FY2008: Integration to be completed



Foods business
Beverage business
Processed foods business
Seasoning business
Foods business
Beverage business
Katokichi

  - Measures for drastic enhancement of the safety control system
    - Measures to reduce risks
      - ✓ Implementation of biannual periodic inspections and spot inspections, qualification of ISO 22000 international standard, etc.
    - Measures to enhance response to customers
      - ✓ Disclosure of the manufacturing plants of products and the origin of country/region of major materials on the company web site, etc.
    - Measures to strengthen the organization and systems
      - ✓ Establishment of inspection centers in Japan and China, utilization of knowledge of outside experts, etc.

JT

Dividend

Return to Shareholders

- The company's basic dividend policy aims to provide a competitive level of return to shareholders in the capital market, while considering the status of implementation of the medium/long-term growth strategies and our consolidated financial results outlook. We intend to enhance the dividend level and, for the time being, aim to achieve a consolidated dividend payout ratio of 20 percent.
- We are aiming to achieve consolidated dividends payout ratio of 20 percent, calculated with net income before goodwill amortization.
  - Dividend per share for FY 3/2008: Interim JPY 2,200, Year-end JPY 2,600
  - Dividend per share for FY 3/2009 (forecast): Interim JPY 2,600, Year-end JPY 2,600



Changes in dividend per share
(Yen per share)
(%)
5,000
4,000
3,000
2,000
1,000
0
20
15
10
5
0
15.2
18.2
19.0
19.9
1,400
1,800
1,800
2,200
2,200
2,600
2,600
2,600
FY 3/2006*
FY 3/2007
FY 3/2008
FY 3/2009 (Forecast)
Per-share interim dividend
Per-share term-end dividend
Payout ratio

Note The payout ratio for the fiscal year ended March, 2008 and ending March, 2009 is based on net income before goodwill amortization basis.

* *A five-for-one stock split was implemented effective on April 1, 2006. Accordingly, the dividend figures for the fiscal year ended March 2006 were revised retroactively.*

Toward Increasing Corporate Value

- EBITDA have substantially increased compared with the level for the final year of "JT Plan-V"



(Unit: JPY billion)
700
600
500
400
300
433.3
464.6
602.0
593.0
FY 3/2006
FY 3/2007
FY 3/2008
FY 3/2009 (forecast)
Final Year of "JT Plan-V"
Final Year of "JT2008"

Outline of Financial Results

Full-Term Results for FY 3/2008

Summary of Business Performance

All profit items posted double-digit growth year-on-year mainly due to continued top-line growth in the International tobacco business.



(Unit: JPY billion)
650
550
450
350
250
150
50
-50
602.0 (Up 29.6%)
362.6 (Up 16.2%)
238.7 (Up 13.3%)
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008*
EBITDA
Recurring Profit
Net Profit(Loss)

* Including the results of Gallaher from April 18 to December 31, 2007, and the results of Katokichi from January 1 to March 31, 2008.

Full-Term Results for FY 3/2008

■ Domestic Tobacco Business

Both sales and profit declined due to a decrease in the sales volume and increases in sales promotion expenses and materials costs

(Unit: JPY billion)

	FY 3/2007	FY 3/2008	Change
Sales incl. taxes	3,416.2	3,362.3	-53.8 (-1.6%)
Sales excl. taxes (excl. imported cigarettes)	729.3	715.0	-14.3 (-2.0%)
EBITDA	326.4	306.7	-19.7 (-6.0%)
Operating income	245.3	222.3	-23.0 (-9.4%)

(Unit: billion cigarettes)

Sales volume of JT products	174.9	167.7	-7.1 (-4.1%)

■ International Tobacco Business

Business performance gained substantially compared with the previous year due to top-line growth and the contribution of Gallaher.

(Unit: JPY billion)

	FY 3/2007	FY 3/2008	Change
Sales incl. taxes	999.6	2,639.9	1640.3 (+164.1%)
Sales excl. taxes (excl. distribution business)	550.3	945.9	395.6 (+71.9%)
EBITDA	112.6	270.7	158.0 (+140.3%)
Operating income	81.0	205.3	124.2 (+153.3%)

(Reference) Before royalty payment to JT (Unit: US$ million)

EBITDA	1,090	2,452	1,362 (+124.9%)

Total sales volume (billion cigarettes)	240.1	385.6	145.5 (+60.6%)
GFB sales volume (billion cigarettes)	145.2	203.2	58.0 (+40.0%)
Exchange rate (JPY/USD)	116.38	117.85	1.47

Note1: The consolidated results include those of JTI from January to December, 2007
Note2: The results for FY 3/2008 include those of Gallaher from April 18 to December 31., 2007

Full-Term Results for FY 3/2008

■ Pharmaceutical Business

Both EBITDA and operating income improved due to a milestone revenue related to JTT-705.

(Unit: JPY billion)

	FY 3/2007	FY 3/2008	Change
Sales	45.4	49.0	3.6 (+7.9%)
EBITDA	-8.1	-6.2	1.9 -
Operating income	-11.2	-9.6	1.5 -

■ Foods Business

Despite an increase in sales due to the consolidation of Katokichi in the consolidated results, operating income declined mainly due to a profit drop caused by the pesticide contamination incident and an increase in materials costs.

(Unit: JPY billion)

	FY 3/2007	FY 3/2008	Change
Sales	286.5	336.4	49.8 (+17.4%)
EBITDA	12.0	8.3	-3.6 (-30.5%)
Operating income	6.7	0.6	-6.0 (-90.1%)

Note: The consolidated results for FY 3/2008 include those of Katokichi from January 1 to March 31, 2008.

Full-term Forecasts for FY 3/2009

Full-term Forecasts for FY 3/2009

✖ Domestic Tobacco Business

Profits are expected to decline mainly due to a decrease in the sales volume, increases in materials costs and sales promotion expenses as well as an additional burden of running costs following the launch of vending machines with adult identification functions.

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales incl. taxes	3362.3	3165.0	-197.3 (-5.9%)
Sales excl. taxes (excl. imported tobacco)	2169.2	2049.0	-120.2 (-5.5%)
EBITDA	306.7	261.0	-45.7 (-14.9%)
Operating income	222.3	173.0	-49.3 (-22.2%)

[Major assumption] Unit: billion cigarettes

Sales volume of JT products	167.7	159.0	-8.7 (-5.2%)

✖ International Tobacco Business

- Sales and EBITDA are expected to grow due to the inclusion of full-year results of Gallaher and quality top-line growth, while operating income is expected to drop due to goodwill amortization.
- Striving to reach in excess of 10% *EBITDA growth in US$ terms

*Growth compared with US$2,830 million in Jan.-Dec. 2007 for a like-for-like basis comparison

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales incl. taxes	2639.9	2896.0	256.0 (+9.7%)
Sales excl. taxes (excl. distribution business)	2381.0	2618.0	236.9 (+10.0%)
EBITDA	270.7	301.0	30.2 (+11.2%)
Operating income	205.3	144.0	-61.3 (-29.9%)

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	2,452	3,180	728 (+29.7%)

[Major assumptions]

Total sales volume (billion cigarettes)	385.6	450.0	64.4 (+16.7%)
Sales volume of GFBs (billion cigarettes)	203.2	243.0	39.8 (+19.6%)
Exchange Rate (JPY/USD)	117.85	100.00	-17.85

Note1: The consolidated results include those of JTI from January to December, 2007
Note2: The results for FY 3/2008 include those of Gallaher from April 18 to December 31., 2007

Full-term Forecasts for FY 3/2009

Pharmaceutical Business

Profits are expected to decline mainly due to an increase in R&D expenses (non-consolidated basis) and a profit drop at Torii Pharmaceutical.

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales	49.0	44.5	-4.5 (-9.3%)
EBITDA	-6.2	-8.0	-1.7 -
Operating income	-9.6	-12.0	-2.3 -

Foods Business

- Sales are expected to increase mainly due to full-year consolidation of Katokichi.
- Operating income is expected to decline mainly due to the impact of goodwill amortization, reduced business following the pesticide contamination incident and increases in materials costs. However, EBITDA is expected to increase due to a change in the leasing accounting standard and full-year consolidation of Katokichi.

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales	336.4	486.0	149.5 (+44.5%)
EBITDA	8.3	26.0	17.6 (+211.3%)
Operating income	0.6	-4.0	-4.6 -

Note. The results for FY 3/2008 include those of Katokichi from January 1 to March 31, 2008.

Full-term Forecasts for FY 3/2009

Business Performance Forecasts

Although top-line growth is likely to continue in the international tobacco business, consolidated profits are expected to decline mainly due to a decline in the sales volume of the domestic tobacco business and a rise in materials costs for the domestic tobacco and foods businesses.

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales incl. taxes	6,409.7	6,610.0	200.2 (+3.1%)
EBITDA	602.0	593.0	-9.0 (-1.5%)
Operating income	430.5	311.0	-119.5 (-27.8%)
Recurring profit	362.6	278.0	-84.6 (-23.3%)
Net income	238.7	148.0	-90.7 (-38.0%)
ROE (%)	11.8	7.7	-4.1 points
FCF	-1,493.7	265.0	1,758.7

Note: The results for FY 3/2008 include those of Gallaher from April 18 to December 31, 2007 and those of Katokichi from January 1 to March 31, 2008

Full-term Forecasts for FY 3/2009

《Consolidated EBITDA forecast for FY3/2009》



Results in FY 3/2008
602.0
Forex impact
-47.8
-27.0 Sales volume decline of domestic tobacco business
-18.7 Domestic tobacco business: additional burden of "taspo" running costs, increased sales promotion expenses, etc.
-6.5 Effects of pesticide contamination incident
+51.7
Full-year consolidation of Gallaher: +44.5
Full-year consolidation of Katokichi: +7.2
+33.6 Growth of international tobacco business
+5.8 Others
Forecast for FY 3/2009
593.0
500
520
540
560
580
600
620
640
(Unit: JPY billion)

Goodwill Amortization

Total goodwill amortization for FY 3/2008: JPY 3.9 billion

Total goodwill amortization for FY 3/2009: JPY 102.7 billion

[Major goodwill amortization]

International tobacco business

Former Gallaher:	US$ 754 million (US$ 15,080 million to be amortized over 20 years)	To be completed in March, 2027
Former RJRI:	US$ 154 million (US$ 3,079 million to be amortized over 20 years)	To be completed in April, 2019

Foods business

Katokichi:	JPY 9.0 billion (JPY 45.0 billion to be amortized over 5 years)	To be completed in December, 2012
Fuji Foods:	JPY 1.1 billion (JPY 1.1 billion to be amortized in one year)	To be completed in March, 2009

【Reference: Figures for major profit items before goodwill amortization】

	A	B	C	D	D-B
	FY 3/2008 results	FY 3/2008 results (excl. goodwill amortization impact)	FY 3/2009 forecasts	FY 3/2009 forecasts (excl. goodwill amortization impact)	Change
Net income (JPY billion)	238.7	242.5	148.0	250.7	8.1 (Up 3.4%)
ROE (%)	11.8	12.0	7.7	13.0	Up 1.0pt
EPS (JPY)	24,916.51	25,312.94	15,448.72	26,168.88	Up 855.94
Payout ratio	19.3%	19.0%	33.7%	19.9%	0.9%pt

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements reflect future expectations, identify strategies, discuss market trends, contain projections of operational results and financial conditions, and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns related to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on sales, marketing and use of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

[This slide intentionally left blank]

[Reference Material]

Analysis of Consolidated Financial Results for FY 3/2008 and Full-term Forecast for FY 3/2009

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

JT

Results for FY 3/2008

- **Domestic Tobacco Business – Net sales** excl. tobacco excise tax*

*Excluding imported tobacco



FY 3/2007
729.3
Volume effect
-28.6
Unit price effect
+11.2
Others
+3.0
FY 3/2008
715.0
500
550
600
650
700
750
(JPY bn)

JT

Results for FY 3/2008

- **Domestic Tobacco Business – EBITDA**



FY 3/2007
326.4
Volume effect
-21.9
Unit price effect
+11.2
Cost increase
-10.0
Leaf tobacco reappraisal gain/loss
-5.4
Others
+6.5
FY 3/2008
306.7
270
280
290
300
310
320
330
(JPY bn)

JT

Results for FY 3/2008

International Tobacco Business – Net sales excl. tobacco excise tax [1]



FY 3/2007
4,729
Volume effect
+491
Unit Price and product mix effect
+359
Forex impact [2]
+278
Gallaher
+2,170
FY 3/2008
8,027
4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
(US$ million)

(Reference) Industry segment information basis
International Tobacco Business
- Net sales excluding tobacco excise tax [1]: From JPY 550.3 bn to 945.9 bn (up 395.6 bn)

Note1: Sales of distribution business, which was formally handled by Gallaher is excluded from the result
Note2: "Forex impact" is the impact between US$ and each local currency.

27

JT

Results for FY 3/2008

International Tobacco Business - EBITDA (before royalty payment to JT)



FY 3/2007
1,090
Volume effect
+209
Unit price and product mix effect
+273
Forex impact
+91
Others
-158
Gallaher
+948
FY 3/2008
2,452
900
1,100
1,300
1,500
1,700
1,900
2,100
2,300
2,500
(US$ million)

(Reference) Industry segment information basis
International Tobacco Business – EBITDA: From JPY 112.6 bn to 270.7 bn (up 158.0 bn)

Note: "Forex impact" is the impact between US$ and each local currency.

28

JT

Results for FY 3/2008

- Pharmaceutical Business – Net sales



FY 3/2007
45.4
Torii Pharmaceutical Co.Ltd
(non-consolidated)
+1.2
Royalty income, etc.
+2.4
FY 3/2008
49.0
40
42
44
46
48
50
(JPY bn)

JT

Results for FY 3/2008

- Pharmaceutical Business – EBITDA



FY 3/2007
-8.1
R&D expenses
(non-consolidated)
-1.0
Operating income of
Torii Pharmaceutical Co.Ltd
(non-consolidated)
-0.1
Royalty income, etc.
+3.0
FY 3/2008
-6.2
-10
-8
-6
-4
-2
0
(JPY bn)

JT

Results for FY 3/2008

Foods Business – Net Sales



FY 3/2007
286.5
Beverages (VM sales)
+4.9
Beverages (general sales)
-0.8
Frozen processed foods
-2.7
Bakery
+1.0
Chilled processed foods
+3.2
Seasonings
-0.2
Katokichi and Others
+44.3
FY 3/2008
336.4
270
280
290
300
310
320
330
340
(JPY bn)

Results for FY 3/2008

Foods Business – Operating Income



FY 3/2007
6.7
Marginal profit of Beverage business
-0.3
Fixed cost of Beverage business
-0.6
Marginal profit of Processed foods business
-1.4
Fixed cost of Processed foods business
-0.6
Katokichi
-1.4
Overhead costs (including goodwill amortization)
-1.5
FY 3/2008
0.6
0
2
4
6
8
(JPY bn)

Results for FY 3/2008

Recurring profit



FY 3/2007
312.0
Operating income
+98.5
Non-operating income/loss
-47.9
FY 3/2008
362.6
200
250
300
350
400
(JPY bn)

Positive factors:
- Decrease of financial support for domestic leaf tobacco growers (1.4bn)
- Increase of interest income (0.8bn) etc.

Negative factors:
- Increase of interest payment (34.8bn)
- Increase of loss on foreign exchange (17.3bn) etc.

Net income



FY 3/2007
210.7
Recurring profit
+50.6
Extraordinary profit/loss, income tax, etc.
-22.6
FY 3/2008
238.7
0
50
100
150
200
250
300
(JPY bn)

Positive factors:
- Increase of profit on sale of property, plant and equipment (19.2bn)
- Decrease of loss on sale of property, plant and equipment (4.0bn) etc.

Negative factors:
- Increase of write-down of investment securities (11.1bn)
- Increase of introduction costs for vending machines with adult identification functions (7.1bn)
- Increase of business restructuring costs (6.4bn)
- Increase of costs related to the recall of frozen foods products(5.6bn)
- Increase of income tax and others (6.9bn), etc.

JT

[This slide intentionally left blank]

JT

Summary of Consolidated B/S as of Mar. 31, 2008

ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,087.2
1,234.8
3,852.5
3,364.6
1,840.8
1,523.8
as of Mar. 31, 2007
as of Mar. 31, 2008
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007

Current Assets – down JPY 606.1 bn

- Cash and cash equivalents*: down JPY 966.8 bn
  *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
- Operating receivables*: up JPY 175.6 bn
  *Operating receivables = Trade notes and accounts receivable

Fixed Assets – up JPY 2,328.6 bn

- Increased by capital expenditure: up JPY 129.5 bn
- Decreased by depreciation and amortization*: down JPY 171.5 bn
  *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
- Increase of Goodwill: up JPY 1,746.2 bn
- Increase of Trademarks: up JPY 458.5 bn

JT

Summary of Consolidated B/S as of Mar. 31, 2008

LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,087.2
2,932.5
2,154.6
3,364.6
1,340.0
2,024.6
as of Mar. 31, 2007
as of Mar. 31, 2008
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007

Total Liabilities – up JPY 1,592.5 bn

- Interest-bearing debt*: up JPY 1,170.0 bn
  * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: down JPY 37.3 bn
  * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

Total Net Assets – up JPY 130.0 bn

- Retained earnings: up JPY 186.1 bn
- Foreign currency translation adjustments: down JPY 48.8 bn

➢ **Ratio of equity capital: 58.3% → 40.8%**

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,362.3
3,165.0
1,193.1
1,116.0
Imported Tobacco(*1)
2,169.2
2,049.0
JT Domestic
FY 3/2008
FY 3/2009 Forecast

[Negative factors]
-Decrease of JT sales volume
167.7 bn units → 159.0 bn units, down 8.7 bn units
-Decrease of imported tobacco

(Note): On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, a subsidiary of JT.

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
0
306.7
222.3
261.0
173.0
FY 3/2008
FY 3/2009 Forecast
■ EBITDA □ Operating income

[Negative factors]
-Decrease of JT sales volume (down 8.7 bn cigarettes, approx. JPY 27.0 bn)
-Increase of costs and others (approx. JPY 13.7 bn)
-Running cost of "taspo" (approx. JPY 5.0 bn)

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

✖ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
3,000
2,500
2,000
1,500
1,000
500
0
2,381.0
2,618.0
FY 3/2008
FY 3/2009 Forecast

[Positive factors]
-Full year consolidation of Gallaher

-Top-line growth centering on GFB

JPY/US$ foreign exchange rate:
From US$1=JPY 117.85 to US$1=JPY 100.00
(up JPY 17.85)

Note1) Forecast of international tobacco results is for Jan.-Dec., 2007.
Note2) FY 3/2008 results consolidates 8.5 months of Gallaher.
Note3) Sales of distribution business, which was formally handled by Gallaher is excluded.

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

✖ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
350
300
250
200
150
100
50
0
289.0
318.0
FY 3/2008
FY 3/2009 Forecast

[Positive factors]
-Full year consolidation of Gallaher

-Top-line growth centering on GFB

(Reference) Industry segment information basis
EBITDA:
From JPY 270.7 bn to JPY 301.0 bn (up JPY 30.2 bn)
Operating Income:
From JPY 205.3 bn to JPY 144.0 bn (down JPY 61.3 bn)
JPY/US$ foreign exchange rate:
From US$1=JPY 117.85 to US$1=JPY 100.00 (up JPY 17.85)

Note1) Forecast of international tobacco results is for Jan.-Dec., 2007.
Note2) The results for FY 3/2008 include those of Gallaher from April 18 to December 31, 2007.

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
0
49.0
44.5
FY 3/2008
FY 3/2009 Forecast

[Negative factors]

-Decrease of top-line of Torii Pharmaceutical Co. Ltd.: [JPY 40.8bn→JPY 35.9bn(down JPY 4.9bn)]

41

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0
-2
-4
-6
-8
-10
-12
-14
-6.2
-9.6
-8.0
-12.0
FY 3/2008
FY 3/2009 Forecast
■ EBITDA □ Operating income

[Negative factors]

-Increase of R&D expenses (non-consolidated basis)

-Decrease of operating income of Torii Pharmaceutical Co. Ltd. [JPY 5.1 bn → JPY 4.2 bn (down JPY 0.9 bn)]

42

Forecast for FY 3/2009 compared to results of the previous fiscal year

Foods Business – Net sales



(JPY bn)
500
450
400
350
300
250
200
150
100
336.4
486.0
FY 3/2008
FY 3/2009 Forecast

[Positive factors]
-Full year consolidation of Katokichi
-Increase of beverage sales

[Negative factors to operating income]
-Decrease of JT's processed foods business sales

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

Foods Business - EBITDA / Operating income



(JPY bn)
30
25
20
15
10
5
0
-5
-10
8.3
0.6
26.0
-4.0
FY 3/2008
FY 3/2009 Forecast
EBITDA
Operating income

[Positive factors]
-Full year consolidation of Katokichi

[Negative factors]
-Increase of amortization of goodwill (Katokichi and Fuji Foods)

JT

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Recurring Profit



FY 3/2008
362.6
Operating Income
-119.5
Non-operating income
+34.9
FY 3/2009 Forecast
278.0
200
250
300
350
400
(JPY bn)

Positive factors:
-Improvement of loss on foreign exchange
(Cost for currency option contract and Euro-denominated bonds) etc.
Negative factors:
-Increase of interest payment
(Full year consolidation of overseas bank loans interest related to the acquisition of Gallaher) etc.

■ Net income



FY 3/2008
238.7
Recurring profit
-84.6
Extraordinary profit/loss, income tax, etc.
-6.1
FY 3/2009 Forecast
148.0
100
150
200
250
(JPY bn)

Positive factors:
-Decrease of costs related to the recall of frozen foods products
-Decrease of write-down of investment securities (ABCP in Canada) etc.
Negative factors:
-Increase of profit on sale of property, plant and equipment
(Decrease of the sales from large scaled properties)
-Increase of loss due to impairment (Demolition of the former company condominium) etc.

JT

1. Breakdown of net sales (unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Net sales including excise tax [*1]	4,769.3	6,409.7	1,640.3
Domestic tobacco	3,416.2	3,362.3	-53.8
Excluding imported tobacco	2,200.0	2,169.2	-30.8
International tobacco [*1]	999.6	2,639.9	1,640.3
Excluding distribution business	999.6	2,381.0	1,381.3
Net sales excluding excise tax [*1 *2]	1,633.1	2,068.3	435.1
Domestic tobacco [*2]	729.3	715.0	-14.3
International tobacco [*1 *2]	550.3	945.9	395.6
Pharmaceutical	45.4	49.0	3.6
Foods	286.5	336.4	49.8
Beverages	190.7	194.9	4.1
Processed foods	95.7	141.4	45.7
Others	21.4	21.8	0.4

*1 International tobacco: Year ended Dec. 2007

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Leaf tobacco reappraisal profit / loss	-9.5	-4.1	5.4

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
SG&A	592.6	750.2	157.6
Personnel *	158.5	206.0	47.4
Advertising and general publicity	23.4	22.9	-0.5
Sales promotion	128.0	163.6	35.6
R&D	41.2	45.1	3.9
Depreciation and amortization	57.4	80.3	22.9
Others	183.8	232.0	48.1

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment [*1] (unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Consolidated EBITDA	464.6	602.0	137.4
Operating income	331.9	430.5	98.5
Depreciation and amortization [*2]	132.6	171.5	38.9
Domestic tobacco EBITDA	326.4	306.7	-19.7
Operating income	245.3	222.3	-23.0
Depreciation and amortization [*2]	81.0	84.3	3.2
International tobacco EBITDA [*3]	112.6	270.7	158.0
Operating income	81.0	205.3	124.2
Depreciation and amortization [*2]	31.5	65.3	33.8
Pharmaceutical EBITDA	-8.1	-6.2	1.9
Operating income	-11.2	-9.6	1.5
Depreciation and amortization [*2]	3.0	3.3	0.3
Foods EBITDA	12.0	8.3	-3.6
Operating income	6.7	0.6	-6.0
Depreciation and amortization [*2]	5.3	7.6	2.3
Others EBITDA	21.5	22.0	0.4
Operating income	9.3	10.4	1.1
Depreciation and amortization [*2]	12.2	11.6	-0.6

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	1,090	2,452	1,362

*1 EBITDA=operating income + depreciation and amortization[*2]

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco: Year ended Dec. 2007

5. Amortization relating to major acquisitions (unit: JPY billion)

JT	FY ended Mar. 2007	FY ended Mar. 2008	Years to amortize	Termi-nation
Former RJRI				
Trademark rights	29.3	29.3	10	Apr-09
Patents	4.0	0.5	8	Apr-07
Katokichi				
Goodwill	-	2.1	5	Dec-12

(unit: USD million)

JT International	Year ended Dec. 2006	Year ended Dec. 2007	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	61	220	mainly 20
Goodwill	-	-	20 est.

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

6.Capital expenditure (unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Capital expenditures	102.1	129.5	27.4
Domestic tobacco	55.2	57.2	1.9
International tobacco *	32.0	48.4	16.4
Pharmaceutical	3.0	4.2	1.2
Foods	4.8	6.0	1.1
Others	8.0	14.7	6.7

* International tobacco: Year ended Dec. 2007

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Mar. 2008	Change
Cash and cash equivalents	1,185.6	218.8	-966.8

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Mar. 2008	Change
Interest-bearing debt	219.2	1,389.2	1,170.0

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	FY ended Mar. 2007	FY ended Mar. 2008	Change
JT sales volume* (billion cigarettes)	174.9	167.7	-7.1
Total demand (billion cigarettes)	269.9	258.4	-11.5
JT market share	64.8%	64.9%	0.1%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,371	12,699	328
JT net sales after tax per 1,000 cigarettes (JPY)	3,990	4,057	67

* Sales volume of domestic duty-free and China division is excluded, which was 3.4 billion for FY ended Mar. 2007 and 3.5 billion for FY ended Mar. 2008, respectively.

<International tobacco business>	Year ended Dec. 2006	Year ended Dec. 2007	Change
Total sales volume (billion cigarettes)	240.1	385.6	145.5
GFB sales volume (billion cigarettes)	145.2	203.2	58.0
JPY/USD rate for consolidation (JPY)	116.38	117.85	1.47

<Pharmaceutical business>	FY ended Mar. 2007	FY ended Mar. 2008	Change
R&D expenses (parent company) (JPY billion)	21.9	22.9	1.0

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Mar. 2008	Change
Number of beverage vending machines *	250,500	257,000	6,500
JT-owned	38,000	35,500	-2,500
Combined	66,000	71,500	5,500

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

10. Number of employees*

	As of end of Mar. 2007	As of end of Mar. 2008	Change
Number of employees (consolidated basis)	33,428	47,459	14,031
Domestic tobacco	11,534	11,548	14
International tobacco	12,401	22,324	9,923
Pharmaceutical	1,554	1,569	15
Foods	7,084	11,169	4,085
Other businesses	461	441	-20
Corporate	394	408	14
Number of employees (parent company)	8,930	8,999	69
Number of employees based on enrollment (parent company)	9,984	10,010	26

* Number of employees is counted at working base, unless otherwise indicated.

Consolidated financial outlook for the fiscal year ending Mar. 31, 2009 compared to the results of previous fiscal year

(JPY billion)

	FY ended Mar. 2008 (Actual)	FY ending Mar. 2009 (Forecast)	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
EBITDA	602.0	593.0	-9.0
Operating income	430.5	311.0	-119.5
Recurring profit	362.6	278.0	-84.6
Net income	238.7	148.0	-90.7
Return on Equity	11.8%	7.7%	-4.1%pt
Free Cash Flow*	-1493.7	265.0	1,758.7

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjustment above.

(JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Capital expenditures	129.5	149.0	19.4
Domestic tobacco	57.2	63.0	5.7
International tobacco	48.4	56.0	7.5
Pharmaceutical	4.2	3.0	-1.2
Foods	6.0	23.0	16.9
Other	14.7	4.0	-10.7

Consolidated financial outlook by business segment (JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
Domestic tobacco	3,362.3	3,165.0	-197.3
Excluding imported tobacco	2,169.2	2,049.0	-120.2
International tobacco	2,639.9	2,896.0	256.0
Excluding distribution business	2,381.0	2,618.0	236.9
Pharmaceutical	49.0	44.5	-4.5
Foods	336.4	486.0	149.5
EBITDA	602.0	593.0	-9.0
Domestic tobacco	306.7	261.0	-45.7
International tobacco	270.7	301.0	30.2
Pharmaceutical	-6.2	-8.0	-1.7
Foods	8.3	26.0	17.6
Operating income	430.5	311.0	-119.5
Domestic tobacco	222.3	173.0	-49.3
International tobacco	205.3	144.0	-61.3
Pharmaceutical	-9.6	-12.0	-2.3
Foods	0.6	-4.0	-4.6

(JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Dividend per share	4,800	5,200	400
Pay-out Ratio	19.3%	33.7%	14.4%pt
(goodwill amortization adjusted)	19.0%	19.9%	0.9%pt

Major assumptions

Domestic tobacco business (billions of cigarettes)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Sales volume	167.7	159.0	-8.7

*Excludes sales of domestic duty-free and China division

International tobacco business (billions of cigarettes, JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Total sales volume	385.6	450.0	64.4
GFB sales volume	203.2	243.0	39.8
JPY/USD rate	117.85	100.00	-17.85

Goodwill amortization relating to major acquisitions

International tobacco business (unit: USD million)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Former RJRI and Gallaher	18,159	908	20	Mar-27

* Termination of goodwill amortization: Former RJRI Apr-19, Former Gallaher Mar-27

Foods Business (unit: JPY billion)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Katokichi	45.0	9.0	5	Dec-12

Trademark rights amortization relating to major acquisitions

JT (unit: JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Years to amortize	Termination
Former RJRI	29.3	29.3	10	Apr-09

JT International (unit: USD million)

	Year ended Dec. 2007	Year ending Dec. 2008	Years to amortize	Termination
Former RJRI and Gallaher	220	284	mainly 20	Mar-27

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis**= JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7	38.2	167.7

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6	570.0	2,499.8

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704	12,702	12,699

* Net sales per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057

* Net sales excluding excise tax per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77	5.13	4.59

* Pianissimo and Premier have been sold as D-spec products since March 2006.
  Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of May 1, 2008)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Roche:Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 - HSD1:11beta-hydroxysteroid dehydrogenase type1	

Changes from the previous announcement on February 7, 2008:

JTT-654 entered into clinical trial stage overseas.

JTT-705 advanced from phase1 to phase2 in Japan.

"Rights" column of JTT-705: Description of Roche's development status has been changed from "Roche has decided to move into phase3" to "Development stage by Roche:Phase3"

May 1, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Notice Concerning Year-End Dividend

The Board of Directors of Japan Tobacco Inc. decided the year-end dividend whose records date is March 31, 2008, at the board of directors held today as follows;

1. Contents

	Decision	Latest Forecast as of October 31, 2007	Result for the year that ended March 2007
Dividend Records Date	March 31, 2008	March 31, 2008	March 31, 2007
Dividends per Share	2,600 yen	2,200 yen	2,200 yen
Total Dividend Payment	24,908 million yen	-	21,076 million yen
Effective Date	June 25, 2008	-	June 25, 2007
Source of Dividend	Retained earnings	-	Retained earnings

2. Reason

Based on the dividend policy aiming to generate competitive returns for shareholders in the capital market through the payment of appropriate dividends in accordance with its consolidated business performance in each period, dividend for this fiscal year is expected to be 2,600 yen, increased by 400 yen from the previous forecast of 2,200 yen considering this fiscal year's financial results. Accordingly, the dividend per share for this fiscal year is expected to be 4,800 yen including the interim dividend of 2,200 yen.

The above will be approved at the 23rd general meeting for shareholders on June 24, 2008.

(Reference)
Annual dividend

Dividend Records Date	Interim	Year-end	Total (Annual)
Result for the year that ended March 2007	Common dividend 1,800 yen	Common dividend 2,200 yen	4,000 yen
Result for the year that ended March 2008	Common dividend 2,200 yen	Common dividend 2,600 yen	4,800 yen
Forecast for the year ending March 2009	Common dividend 2,600 yen	Common dividend 2,600 yen	5,200 yen

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

(12)

FOR IMMEDIATE RELEASE

JT to Close the Kanazawa Factory in Japan

TOKYO, April 10, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that its Board of Directors has decided to close the Kanazawa Factory, located in the Ishikawa Prefecture in Japan. Cigarette manufacturing in the factory will cease at the end of March 2009.

The closure of the Kanazawa Factory reflects declining cigarette volumes in the Japanese domestic market. Decline in total demand has been accelerating due to factors such as an ageing society, increased health consciousness and stricter smoking regulations which also contributed to the decreases in JT's cigarette sales volumes in recent years. More intensified competition in the Japanese market is expected as well.

Facing this challenging environment, JT has been taking various measures, including the renewal of package design of existing brands and the launch of new cigarette products, to increase its market share in Japan. JT is also committed to continually improving the productivity of its domestic tobacco operations. The closure of the Kanazawa Factory is part of these initiatives to optimize production capacity in Japan and ensure competitive business structures in its Domestic Tobacco Business.

The final details are subject to consultation with the employee labor union and therefore the impact of the initiative on the company's financial position, which will be disclosed in due course, has not yet been established.

JT

Factory Data of the Kanazawa Factory

Address:	10-1, Yonaizumi-cho, Kanazawa-shi, Ishikawa Prefecture
Factory General Manager:	Mikio Komori
Operations Began:	October 1972
Major Brands Manufactured:	Cabin Super Mild Box, Mild Seven Super Lights Box
Production Volume:	approximately 7.4 billion cigarettes (in the fiscal year ended March 31, 2007)
Lot Area:	109,507 square meters
Number of Employees:	112 (as at December 31, 2007)

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT's UK Subsidiary Received Statement of Objections from the OFT

Tokyo, April 25, 2008 – Japan Tobacco Inc. (JT) (TSE: 2914) announced today that on April 25, 2008 (GMT), the company's tobacco subsidiary in the United Kingdom, Gallaher Ltd. (Gallaher), together with several other companies, had received a statement of objections[1] from the Office of Fair Trading (OFT), the UK competition authority. The statement of objections addresses the possibility of anti-competitive behaviour with respect to retail prices for tobacco products in the UK market prior to JT's acquisition of Gallaher.

In August 2003, the OFT notified Gallaher of an inquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Since that time Gallaher has been fully cooperating with the OFT regarding the inquiry.

The JT Group is reviewing the statement of objections, and will be responding to the OFT as required.

While the matter is still under review, an allowance of undisclosed amount, based on the company's current assumptions, has been booked as a liability in the purchase price allocation related to JT's acquisition of Gallaher.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

[1] A "statement of objections" is a procedural step in the OFT's investigation into any possible infringement of UK competition law, allowing the agency to set out its preliminary views. The addressees of a statement of objections are invited to respond to issues raised in it, and the OFT is obliged to take their responses into account before reaching a final decision.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports Consolidated Financial Results For the Full Fiscal Year that Ended March 31, 2008

TOKYO, May 1, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the full fiscal year that ended March 31, 2008.

1. Overview of the Consolidated Full Year Financial Results

- JT successfully achieved an expansion of its domestic market share, driven by growth in market share of the Mild Seven brand. However, the domestic tobacco business recorded a decrease of 1.6 percent in net sales and 9.4 percent in operating income, due in part to a decline in overall cigarette consumption.

- JT's international tobacco business[1], a driving force for profit growth for the JT Group, reported increases in net sales and operating income of 164.1 percent and 153.3 percent respectively, compared to the previous year. This was driven mainly by the integration of the Gallaher business as well as organic top-line growth centered around Winston and Camel.

- JT achieved double-digit growth in all profit indicators over the previous year. JT's consolidated net sales increased 34.4 percent, and operating income and net income increased 29.7 percent and 13.3 percent respectively. This was primarily due to the strong growth momentum in the international tobacco business.

- JT management has forecasted net sales of ¥6.61 trillion, and operating income and net income of ¥311.0 billion and ¥148.0 billion respectively, for JT's consolidated financial results for the fiscal year ending March 31, 2009.

"Through an aggressive investment in our core brand focusing on Mild Seven, we successfully achieved an expansion of our domestic market share on a full-year basis for the first time since our privatization in 1985," said Hiroshi Kimura, President and CEO of JT. "I am very proud to say that our international tobacco business has continuously performed with the fastest growth in the industry thanks to consistent brand equity building. By leveraging our enlarged business base and strengthened brand portfolio, driven by the integration of Gallaher, we will pursue long-term quality top-line growth in a consistent manner."

[1] The results of the international tobacco business for the period between January and December 2007 were incorporated into JT's consolidated financial results for the full fiscal year that ended March 31, 2008.

2. Consolidated Financial Results for the Fiscal Year that Ended March 31, 2008

Units: Billions of Yen

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Net change (%)
Net Sales	4,769.3	6,409.7	34.4
Operating income	331.9	430.5	29.7
Net income	210.7	238.7	13.3

3. Results by Business Segment

➢ Domestic Tobacco Business

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Net change (%)
Net sales (billions of yen)	3,416.2	3,362.3	-1.6
Operating income (billions of yen)	245.3	222.3	-9.4
Total sales volume[2] (billions of cigarettes)	174.9	167.7	-4.1

JT has shown a strong commitment to the enhancement of brand equity, centering on the Mild Seven brand, including extensive sales promotions and new product launches. Due to these efforts, JT achieved an expansion of its domestic market share during the period, marking the first time since its privatization in 1985. Market share increased 0.1 percent point to 64.9 percent, driven by the increased market share of the Mild Seven brand.

However, due to a decline in overall cigarette consumption, the domestic tobacco business recorded a decrease in sales volume of 4.1 percent, compared to the previous year. Net sales and operating income decreased by 1.6 percent and 9.4 percent respectively, attributed to the decline in the sales volume as well as a rise in costs related to the purchase of raw materials and sales promotions.

➢ International Tobacco Business

	Jan. – Dec. 2006	Jan. – Dec. 2007	Net change (%)
Net sales (billions of yen)	999.6	2,639.9	164.1
Operating income (billions of yen)	81.0	205.3	153.3
Total sales volume (billions of cigarettes)	240.1	385.6	60.6
GFB sales volume[3] (billions of cigarettes)	145.2	203.2	40.0

[2] Figures do not reflect sales volume from domestic duty free sales and JT's "China Division," which accounted for 3.5 billion cigarettes in the fiscal year that ended March 31, 2008.

[3] Global Flagship Brands (GFB) were revised following the acquisition of Gallaher to include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. GFB sales volume figures in this press release are based on the current GFB definition. Please note that GFB sales volume figures prior to the acquisition of Gallaher include Winston, Camel and Mild Seven only.

In the full fiscal year that ended March 31, 2008[4], total sales volume for the international tobacco business showed a strong growth of 60.6 percent to 385.6 billion cigarettes, and GFB sales volume increased by 40.0 percent to 203.2 billion cigarettes, compared to the previous year. This was due mainly to the integration of the Gallaher business in addition to the strong performance of Winston and Camel.

GFB brands continued their strong growth momentum, driven by Winston in Russia, Ukraine, Turkey, and Spain; Camel in Spain, France, Italy and Russia. Following the integration of the Gallaher business, the GFB sales performance for this period also reflected the additional contribution of Benson & Hedges and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

As a result, net sales including tax grew 164.1 percent, and operating income increased by 153.3 percent compared to the previous year.

➢ **Pharmaceutical Business**

Units: Billions of Yen

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Net change (%)
Net sales	45.4	49.0	7.9
Operating income	-11.2	-9.6	-

In the full fiscal year that ended March 31, 2008, JT's pharmaceutical business recorded an increase of 7.9 percent in net sales compared to the previous year, due mainly to revenue from a milestone payment related to the development of "JTT-705," a compound for the treatment of dyslipidemia licensed to Roche for the overseas market, and operating income posted a loss of ¥9.6 billion.

JT has successfully enhanced its R&D pipeline. The company currently has 11 compounds under clinical trial, including five new compounds, "JTT-553," "JTT-651," "JTK-652," "JTS-653" and "JTT-654," which entered into their clinical trial stage, while the development of "JTT-551" was ceased.

➢ **Foods Business**

Units: Billions of Yen

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Net change (%)
Net sales[5]	286.5	336.4	17.4
Operating income	6.7	0.6	-90.1

Net sales for JT's foods business grew 17.4 percent during the fiscal year, reflecting the consolidation of the Katokichi business, while net sales for the processed foods business decreased following a voluntary product recall related to the company's frozen food products. Operating income reported a decrease of 90.1 percent, due in part to increases in the cost of raw materials.

[4] The results of the international tobacco business for the period between January and December 2007 were incorporated into JT's consolidated financial results for the full fiscal year that ended March 31, 2008. Please note that the financial results from the Gallaher business from April 18, 2007 onward were incorporated into JT's consolidated financial results.

[5] Katokichi Co., Ltd. became a subsidiary of JT on January 8, 2008, following the successful tender offer for the shares of the company. Please note that the Katokichi business was incorporated into JT's consolidated financial results from January 1, 2008 onward, for the full fiscal year that ended March 31, 2008.

4. Outlook for the Fiscal Year Ending March 31, 2009 (consolidated)

JT management has forecasted an increase in net sales for the company's consolidated financial results for the fiscal year ending March 31, 2009, taking into account the full-year contributions of the Gallaher business and steady top-line growth of GFB in the international tobacco business, despite the adverse impact of currency exchange, while sales volume for the domestic tobacco business is expected to decline. In addition, the Katokichi business will provide a full-year contribution to the next fiscal year's financial results. Consolidated operating income and net income are expected to decrease due mainly to the international tobacco business' amortization of goodwill following changes in the Japanese accounting standard[6], amortization of goodwill following the acquisition of Katokichi[7], and increases in the cost of raw materials.

Units: Billions of Yen

	Fiscal Year Ended March 31, 2008 *Actual*	Fiscal Year Ending March 31, 2009 *Estimate*	Difference	Net Change (%)
Net sales	6,409.7	6,610.0	200.2	3.1
Operating income	430.5	311.0	-119.5	-27.8
Net income	238.7	148.0	-90.7	-38.0

Please refer to the attached data sheet for additional details regarding next year's forecasts.

5. Dividends for the Fiscal Year that Ended March 31, 2008

The company's basic dividend policy aims to provide a competitive level of return to shareholders in the capital market, while considering the status of implementation of the medium/long term growth strategies and our consolidated financial results outlook. Our medium term management plan "JT2008" communicates that we intend to enhance the dividend level and, for the time being, aim to achieve a consolidated dividend payout ratio of 20 percent.

From the fiscal year ending March 31, 2009 onward, the company will apply regular goodwill amortization to its consolidated financial results. The above mentioned "consolidated dividends payout ratio" is based on the before goodwill amortization basis.

The company's board of directors has forecasted year-end dividends of ¥2,600 per share. As a result, JT's expected divided per share for the full fiscal year that ended March 31, 2008, totaled ¥4,800, including the interim dividend of ¥2,200.

In addition, the company's annual dividend per share for the full fiscal year ending March 31, 2009, has been forecasted at ¥5,200, including ¥2,600 for the interim dividend and ¥2,600 for the year-end dividend.

[6] In response to changes in the Japanese accounting standard, JT is to commence amortization of goodwill related to its overseas subsidiaries from the fiscal year ending March 31, 2009, which will amount to approximately US$908 million for the upcoming fiscal year. Amortization of goodwill related to the acquisition of RJR Nabisco's international tobacco business in 1999, and the acquisition of Gallaher in 2007, will account for US$154 million and US$754 million, respectively, in the fiscal year ending March 31, 2009.

[7] Amortization of goodwill related to the acquisition of Katokichi will account for ¥9 billion for the fiscal year ending March 31, 2009.

JT

\###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

1. Breakdown of net sales

(unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Net sales including excise tax *1	4,769.3	6,409.7	1,640.3
Domestic tobacco	3,416.2	3,362.3	-53.8
Excluding imported tobacco	2,200.0	2,169.2	-30.8
International tobacco *1	999.6	2,639.9	1,640.3
Excluding distribution business	999.6	2,381.0	1,381.3
Net sales excluding excise tax *1 *2	1,633.1	2,068.3	435.1
Domestic tobacco *2	729.3	715.0	-14.3
International tobacco *1 *2	550.3	945.9	395.6
Pharmaceutical	45.4	49.0	3.6
Foods	286.5	336.4	49.8
Beverages	190.7	194.9	4.1
Processed foods	95.7	141.4	45.7
Others	21.4	21.8	0.4

*1 International tobacco: Year ended Dec. 2007

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss *

(unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Leaf tobacco reappraisal profit / loss	-9.5	-4.1	5.4

* Profit when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
SG&A	592.6	750.2	157.6
Personnel *	158.5	206.0	47.4
Advertising and general publicity	23.4	22.9	-0.5
Sales promotion	128.0	163.6	35.6
R&D	41.2	45.1	3.9
Depreciation and amortization	57.4	80.3	22.9
Others	183.8	232.0	48.1

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1

(unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Consolidated EBITDA	464.6	602.0	137.4
Operating income	331.9	430.5	98.5
Depreciation and amortization *2	132.6	171.5	38.9
Domestic tobacco EBITDA	326.4	306.7	-19.7
Operating income	245.3	222.3	-23.0
Depreciation and amortization *2	81.0	84.3	3.2
International tobacco EBITDA *3	112.6	270.7	158.0
Operating income	81.0	205.3	124.2
Depreciation and amortization *2	31.5	65.3	33.8
Pharmaceutical EBITDA	-8.1	-6.2	1.9
Operating income	-11.2	-9.6	1.5
Depreciation and amortization *2	3.0	3.3	0.3
Foods EBITDA	12.0	8.3	-3.6
Operating income	6.7	0.6	-6.0
Depreciation and amortization *2	5.3	7.6	2.3
Others EBITDA	21.5	22.0	0.4
Operating income	9.3	10.4	1.1
Depreciation and amortization *2	12.2	11.6	-0.6

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	1,090	2,452	1,362

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco: Year ended Dec. 2007

5. Amortization relating to major acquisitions

(unit: JPY billion)

JT	FY ended Mar. 2007	FY ended Mar. 2008	Years to amortize	Termi-nation
Former RJRI				
Trademark rights	29.3	29.3	10	Apr-09
Patents	4.0	0.5	8	Apr-07
Katokichi				
Goodwill	-	2.1	5	Dec-12

(unit: USD million)

JT International	Year ended Dec. 2006	Year ended Dec. 2007	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	61	220	mainly 20
Goodwill	-	-	20 est.

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

6.Capital expenditure

(unit: JPY billion)

	FY ended Mar. 2007	FY ended Mar. 2008	Change
Capital expenditures	102.1	129.5	27.4
Domestic tobacco	55.2	57.2	1.9
International tobacco *	32.0	48.4	16.4
Pharmaceutical	3.0	4.2	1.2
Foods	4.8	6.0	1.1
Others	8.0	14.7	6.7

* International tobacco: Year ended Dec. 2007

7. Cash and cash equivalents *

(unit: JPY billion)

	As of end of Mar. 2007	As of end of Mar. 2008	Change
Cash and cash equivalents	1,185.6	218.8	-966.8

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt *

(unit: JPY billion)

	As of end of Mar. 2007	As of end of Mar. 2008	Change
Interest-bearing debt	219.2	1,389.2	1,170.0

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	FY ended Mar. 2007	FY ended Mar. 2008	Change
JT sales volume* (billion cigarettes)	174.9	167.7	-7.1
Total demand (billion cigarettes)	269.9	258.4	-11.5
JT market share	64.8%	64.9%	0.1%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,371	12,699	328
JT net sales after tax per 1,000 cigarettes (JPY)	3,990	4,057	67

* Sales volume of domestic duty-free and China division is excluded, which was 3.4 billion for FY ended Mar. 2007 and 3.5 billion for FY ended Mar. 2008, respectively.

<International tobacco business>	Year ended Dec. 2006	Year ended Dec. 2007	Change
Total sales volume (billion cigarettes)	240.1	385.6	145.5
GFB sales volume (billion cigarettes)	145.2	203.2	58.0
JPY/USD rate for consolidation (JPY)	116.38	117.85	1.47

<Pharmaceutical business>	FY ended Mar. 2007	FY ended Mar. 2008	Change
R&D expenses (parent company) (JPY billion)	21.9	22.9	1.0

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Mar. 2008	Change
Number of beverage vending machines *	250,500	257,000	6,500
JT-owned	38,000	35,500	-2,500
Combined	66,000	71,500	5,500

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

10. Number of employees*

	As of end of Mar. 2007	As of end of Mar. 2008	Change
Number of employees (consolidated basis)	33,428	47,459	14,031
Domestic tobacco	11,534	11,548	14
International tobacco	12,401	22,324	9,923
Pharmaceutical	1,554	1,569	15
Foods	7,084	11,169	4,085
Other businesses	461	441	-20
Corporate	394	408	14
Number of employees (parent company)	8,930	8,999	69
Number of employees based on enrollment (parent company)	9,984	10,010	26

* Number of employees is counted at working base, unless otherwise indicated.

Consolidated financial outlook for the fiscal year ending Mar. 31, 2009 compared to the results of previous fiscal year

(JPY billion)

	FY ended Mar. 2008 (Actual)	FY ending Mar. 2009 (Forecast)	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
EBITDA	602.0	593.0	-9.0
Operating income	430.5	311.0	-119.5
Recurring profit	362.6	278.0	-84.6
Net income	238.7	148.0	-90.7
Return on Equity	11.8%	7.7%	-4.1%pt
Free Cash Flow*	-1493.7	265.0	1,758.7

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjustment above.

(JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Capital expenditures	129.5	149.0	19.4
Domestic tobacco	57.2	63.0	5.7
International tobacco	48.4	56.0	7.5
Pharmaceutical	4.2	3.0	-1.2
Foods	6.0	23.0	16.9
Other	14.7	4.0	-10.7

Consolidated financial outlook by business segment (JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
Domestic tobacco	3,362.3	3,165.0	-197.3
Excluding imported tobacco	2,169.2	2,049.0	-120.2
International tobacco	2,639.9	2,896.0	256.0
Excluding distribution business	2,381.0	2,618.0	236.9
Pharmaceutical	49.0	44.5	-4.5
Foods	336.4	486.0	149.5
EBITDA	602.0	593.0	-9.0
Domestic tobacco	306.7	261.0	-45.7
International tobacco	270.7	301.0	30.2
Pharmaceutical	-6.2	-8.0	-1.7
Foods	8.3	26.0	17.6
Operating income	430.5	311.0	-119.5
Domestic tobacco	222.3	173.0	-49.3
International tobacco	205.3	144.0	-61.3
Pharmaceutical	-9.6	-12.0	-2.3
Foods	0.6	-4.0	-4.6

(JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Dividend per share	4,800	5,200	400
Pay-out Ratio	19.3%	33.7%	14.4%pt
(goodwill amortization adjusted)	19.0%	19.9%	0.9%pt

Major assumptions

Domestic tobacco business (billions of cigarettes)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Sales volume	167.7	159.0	-8.7

*Excludes sales of domestic duty-free and China division

International tobacco business (billions of cigarettes, JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Total sales volume	385.6	450.0	64.4
GFB sales volume	203.2	243.0	39.8
JPY/USD rate	117.85	100.00	-17.85

Goodwill amortization relating to major acquisitions

International tobacco business (unit: USD million)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Former RJRI and Gallaher	18,159	908	20	Mar-27

* Termination of goodwill amortization: Former RJRI Apr-19, Former Gallaher Mar-27

Foods Business (unit: JPY billion)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Katokichi	45.0	9.0	5	Dec-12

Trademark rights amortization relating to major acquisitions

JT (unit: JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Years to amortize	Termination
Former RJRI	29.3	29.3	10	Apr-09

JT International (unit: USD million)

	Year ended Dec. 2007	Year ending Dec. 2008	Years to amortize	Termination
Former RJRI and Gallaher	220	284	mainly 20	Mar-27

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7	38.2	167.7

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6	570.0	2,499.8

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704	12,702	12,699

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9

* JPY 300 or above until Apr-Jun, 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77	5.13	4.59

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of May 1, 2008)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Roche:Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 - HSD1:11beta-hydroxysteroid dehydrogenase type1	

Changes from the previous announcement on February 7, 2008:

JTT-654 entered into clinical trial stage overseas.

JTT-705 advanced from phase1 to phase2 in Japan.

"Rights" column of JTT-705: Description of Roche's development status has been changed from "Roche has decided to move into phase3" to "Development stage by Roche:Phase3"

Supplementary Material

JT's New Executive Appointments

Members of the Board

Subject to approval at the Annual General Meeting of Shareholders, to be held on June 24, 2008.

Chairman of the Board	Yoji Wakui
Representative Director	Hiroshi Kimura
Representative Director	Munetaka Takeda
Representative Director	Masaaki Sumikawa
Representative Director	Ichiro Kumakura
Representative Director	Ryoichi Yamada
Member of the Board	Noriaki Okubo
Member of the Board	Mitsuomi Koizumi
Member of the Board	Sadao Furuya
Member of the Board	Yasushi Shingai
Member of the Board, Corporate Counselor	Katsuhiko Honda

Auditors

Subject to approval at the Annual General Meeting of Shareholders, to be held on June 24, 2008.

Standing Auditor	Hisao Tateishi
Standing Auditor	Gisuke Shiozawa
Auditor	Hiroyoshi Murayama
Auditor	Takanobu Fujita

Executive Officers

Subject to approval at the meeting of the Board of Directors, to be held on June 24, 2008.

President	Chief Executive Officer	Hiroshi Kimura
Executive Deputy President	Assistant to CEO in Compliance, Finance and Food Business	Munetaka Takeda
Executive Deputy President	Assistant to CEO in CSR, Strategy, HR and Operational Review and Business Assurance	Masaaki Sumikawa
Executive Deputy President	President, Tobacco Business and Assistant to CEO in Vending Machinery	Ichiro Kumakura
Executive Deputy President	Assistant to CEO in Communications, General Administration and Legal	Ryoichi Yamada
Senior Executive Vice President	Chief Legal Officer	Ryuichi Shimomura
Executive Vice President	Chief Marketing & Sales Officer, Tobacco Business	Mitsuomi Koizumi
Executive Vice President	Chief R&D Officer, Tobacco Business	Tadashi Iwanami
Executive Vice President	Head of Manufacturing General Division, Tobacco Business	Kenji Iijima
Executive Vice President	Head of Domestic Leaf Tobacco General Division, Tobacco Business	Tatsuya Hisano
Executive Vice President	President, Pharmaceutical Business	Noriaki Okubo
Executive Vice President	Head of Central Pharmaceutical Research Institute, Pharmaceutical Business	Shigeo Ishiguro
Executive Vice President	President, Food Business	Sadao Furuya

Executive Vice President	Chief Strategy Officer	Mutsuo Iwai
Executive Vice President	Chief Communications Officer	Masakazu Shimizu
Senior Vice President	Head of Brand General Division, Tobacco Business	Yoshihisa Fujisaki
Senior Vice President	Deputy R&D Officer, Tobacco Business	Hirotoshi Maejima
Senior Vice President	Head of Tobacco Business Planning Division and Chief Corporate, Scientific & Regulatory Affairs Officer, Tobacco Business	Akira Saeki
Senior Vice President	Head of Soft Drink Business Division, Food Business	Ryoko Nagata
Senior Vice President	Chief Human Resources Officer	Satoshi Matsumoto
Senior Vice President	Chief Financial Officer	Hideki Miyazaki
Senior Vice President	Chief General Affairs Officer	Ryoji Chijiiwa

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January – March 2008

Tokyo, May 1, 2008 -- Japan Tobacco Inc. (JT) (TSE: 2914) today announced its international tobacco business results for the three-month period between January 1 and March 31, 2008.

In the quarter that ended March 31, 2008, JT International (JTI), JT's international tobacco business subsidiary, significantly increased its growth momentum. Combined with the Gallaher business, which was acquired on April 18, 2007, JTI's total sales volume increased 79.9 percent to 103.9 billion cigarettes compared to the same period last year.

Global Flagship Brand[1] (GFB) sales volume increased 56.6 percent to 55.6 billion cigarettes compared to the same period last year. This increase was driven by Winston with strong performances in Russia, Ukraine, the Philippines, Spain, Turkey and Italy; Camel with major gains in Italy, Spain and Russia; Mild Seven with solid results in Korea, Taiwan and Russia. GFB performance also reflects the additional contribution of B&H and Silk Cut in the U.K. and Ireland; LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

Net sales including tax increased 176.8 percent to US$6.317 billion, and net sales excluding tax amounted to US$2.452 billion, an increase of 94.9 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 8.4 percent to US$23.6.

---

[1] GFB includes eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour.

JT

Quarterly sales results

(January-March results for 2008 are preliminary)

	2007 Results	2008 Preliminary Results
	Jan-Mar	Jan-Mar
Total sales volume (billions of cigarettes)	57.7	103.9
GFB sales volume (billions of cigarettes)	35.5	55.6
Net sales, including tax (millions of US$)	2,282	6,317
Net sales, excluding tax (millions of US$)	1,258	2,452
Net sales per thousand cigarettes, excluding tax (US$)	21.8	23.6

Note:
1. Gallaher results are incorporated from April 18, 2007 onward.
2. All net sales information excludes the distribution businesses acquired as part of the Gallaher transaction.
3. In the above table, GFB sales volumes are based on the current GFB definition. Accordingly, GFB sales volumes in the period from January 1 to April 17, 2007 include Winston, Camel and Mild Seven only.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Announces Realignment in Its Foods Business

Tokyo, May 1, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today the company's decision for the realignment of the Group's foods business including Katokichi Co., Ltd. (Katokichi).

Following the announcement of the dissolution of the alliance with Nissin Food Products Co., Ltd. in the integration of their frozen foods businesses, JT assessed its plans for realignment of the Group's entire foods business including Katokichi. With its 100 percent voting rights of Katokichi effective April 18, 2008, JT has concluded that it will consolidate its processed foods business; including both the JT and Katokichi frozen foods businesses and JT's seasoning business, to operate under Katokichi.

Specifically, JT will transfer the function of the Food Business Division from its Food Business Headquarters, and consolidate its affiliate subsidiaries[1] both in the processed foods business and in the seasoning business, including JT Foods Co., Ltd. (JT Foods), into Katokichi by stock transfer.

The realignment allows Katokichi to have a processed foods business, including a leading frozen foods business in Japan, and a seasoning business, which employs the highest standards of technical capabilities. Through the business realignment, the company aims for the establishment of a further solidified foundation as a foods manufacturer.

JT will maintain its beverage business with product development functions, while its sales and distribution operations, currently conducted by JT Foods, will be transferred to the newly established subsidiary, JT Beverage Inc., with the aim of further business expansion.

---

[1] Affiliate subsidiaries are comprised of 16 companies: JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingshang Foods Corporation, Saint-Germain Co., Ltd. and 11 other companies. Please note that three chilled processed foods business subsidiaries in Australia are not consolidated in this alignment.

While JT and Katokichi will continue to develop the details of the realignment plan, consolidation of the processed foods business and seasoning business to Katokichi, and stock transfer of affiliate subsidiaries in these businesses, are scheduled for implementation on July 1, 2008. In addition, both companies expect to fully integrate their operation processes in the fourth quarter of this fiscal year ending March 31, 2009.

Mr. Minoru Oyama was newly appointed as Director, Total Quality Management, Foods Business on March 1, 2008. He will continue to be responsible for food safety throughout the Group's foods business, including the beverage business and Katokichi, and reports directly to the President of the Food Business Headquarters.

In addition, JT has appointed Mr. Kunio Morita[2] and Mr. Kenji Isshiki[3] as advisers to evaluate and oversee the company's food safety measures. JT is fully committed to the continued improvement of its food safety measures, which will be revisited and updated, through regular consultation with outside sources.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

---

[2] Managing Director, Japan Dairy Industry Association

[3] Professor in Marine Life Science, Graduate School of Fisheries Science, Hokkaido University, specializing in Food Safety and Food Protection

Current Organization (through the end of June 2008)


Internal organization in JT
Group companies
Food Business Headquarters
Food Business Planning Division
* This organization will be dismantled effective June 30, 2008.
Soft Drink Business Division
Japan Beverage Group
JT A-Star Co., Ltd.
JT Foods Co., Ltd.
Food Business Division
* This organization will be dismantled effective June 30, 2008.
Katokichi Co., Ltd.
Affiliate subsidiaries in Foods Business (Note 1)
Director, Total Quality Management, Food Business

New Organization (commencing July 1, 2008)


Internal organization in JT
Group companies
Food Business Headquarters
Soft Drink Business Division
Japan Beverage Group
JT A-Star Co., Ltd.
JT Beverage Inc.
* This organization to be established commencing July 1, 2008
Katokichi Co., Ltd
JT Foods Co., Ltd.
Affiliate subsidiaries in Foods Business (Note 1)
Director, Total Quality Management, Food Business

Note 1: Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd. and Iipingshang Foods Corporation, Saint-Germain Co., Ltd. and 11 other companies.

Note 2: Director, Total Quality Management, Foods Business, is responsible for food safety throughout the Group's foods business, including the beverage business and Katokichi.

END